2013 Half-Year Results

Lloyds Banking Group plc

6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

2 AUGUST 2013

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-189150 and 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the half-year ended 30 June 2013, and is being incorporated by reference into the Registration Statement with File Nos. 333-189150 and 333-189150 -01.

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the half-year ended 30 June 2013.
Statutory basis
Statutory results are set out on pages 76 to 134.  However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results.  As a result, comparison on a statutory basis of the 2013 results with 2012 is of limited benefit.

Underlying basis
In order to present a more meaningful view of business performance, the results of the Group and divisions are presented on an underlying basis.  The key principles adopted in the preparation of the underlying basis of reporting are described below.
•  In order to reflect the impact of the acquisition of HBOS, the following have been excluded:
–   the amortisation of purchased intangible assets; and
–   the unwind of acquisition-related fair value adjustments.
•  The following items, not related to acquisition accounting, have also been excluded from underlying profit:

– the effects of certain asset sales, liability management and volatile items; – volatility arising in insurance businesses; – Simplification costs; – EC mandated retail business disposal costs;	– payment protection insurance; – insurance gross up; – certain past service pensions credits in respect of the Group’s defined benefit pension schemes; and – other regulatory provisions
The financial statements have been restated following the implementation of IAS 19R Employee Benefits and IFRS 10 Consolidated Financial Statements with effect from 1 January 2013.  Further details are shown on page 116.

Unless otherwise stated income statement commentaries throughout this document compare the half-year to 30 June 2013 to the half-year to 30 June 2012, and the balance sheet analysis compares the Group balance sheet as at 30 June 2013 to the Group balance sheet as at 31 December 2012.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group’s Simplification programme; and to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or other jurisdictions in which the Group operates, including the US; the implementation of Recovery and Resolution Directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to satisfactorily dispose of certain assets or otherwise meet the Group’s EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

LLOYDS BANKING GROUP PLC

SUMMARY OF RESULTS

	Half-year to 30 June 2013	Half-year to 30 June 20121	Change since 30 June 2012	Half-year to 31 Dec 20121
	£m	£m	%	£m

Statutory results (IFRS)
Total income, net of insurance claims	10,385	8,968	16	11,549
Total operating expenses	(6,568)	(6,696)	2	(9,278)
Trading surplus	3,817	2,272	68	2,271
Impairment	(1,683)	(2,728)	38	(2,421)
Profit (loss) before tax	2,134	(456)		(150)
Profit (loss) attributable to equity shareholders	1,560	(697)		(774)
Basic earnings (loss) per share	2.2p	(1.0)p		(1.1)p

Underlying basis (page 7)
Underlying profit	2,902	1,044		1,521

Capital and balance sheet	At 30 June 2013	At 31 Dec 20121	Change since 31 Dec 2012%

Statutory
Loans and advances to customers2	£503.9bn	£512.1bn	(2)
Customer deposits3	£430.6bn	£422.5bn	2
Loan to deposit ratio4	117%	121%

Risk-weighted assets	£288.7bn	£310.3bn	(7)
Core tier 1 capital ratio	13.7%	12.0%

1	Restated – see note 1 on page 85.
2	Excludes reverse repos of £1.9 billion (31 December 2012: £5.1 billion).
3	Excludes repos of £3.0 billion (31 December 2012: £4.4 billion).
4	Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT

		Half-year to 30 June 2013	Half-year to 30 June 20121	Half-year to 31 Dec 20121
	Note	£ million	£ million	£ million

Interest and similar income		10,751	12,734	10,814
Interest and similar expense		(7,481)	(8,470)	(7,360)
Net interest income		3,270	4,264	3,454
Fee and commission income		2,194	2,353	2,297
Fee and commission expense		(730)	(751)	(693)
Net fee and commission income		1,464	1,602	1,604
Net trading income		11,015	4,546	10,459
Insurance premium income		3,851	4,183	4,101
Other operating income		2,472	1,661	3,039
Other income	3	18,802	11,992	19,203
Total income		22,072	16,256	22,657
Insurance claims		(11,687)	(7,288)	(11,108)
Total income, net of insurance claims		10,385	8,968	11,549
Regulatory provisions		(575)	(1,075)	(3,100)
Other operating expenses		(5,993)	(5,621)	(6,178)
Total operating expenses	4	(6,568)	(6,696)	(9,278)
Trading surplus		3,817	2,272	2,271
Impairment	5	(1,683)	(2,728)	(2,421)
Profit (loss) before tax		2,134	(456)	(150)
Taxation	6	(556)	(206)	(575)
Profit (loss) for the period		1,578	(662)	(725)

Profit attributable to non-controlling interests		18	35	49
Profit (loss) attributable to equity shareholders		1,560	(697)	(774)
Profit (loss) for the period		1,578	(662)	(725)

1	Restated – see note 1 on page 85.

LLOYDS BANKING GROUP PLC

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 June 2013	At 31 Dec 20121
Assets	£ million	£ million

Cash and balances at central banks	60,555	80,298
Trading and other financial assets at fair value through profit or loss	140,658	160,620
Derivative financial instruments	43,440	56,557
Loans and receivables:
Loans and advances to banks	32,593	32,757
Loans and advances to customers	505,784	517,225
Debt securities	1,690	5,273
	540,067	555,255
Available-for-sale financial assets	36,495	31,374
Other assets	55,564	50,117
Total assets	876,779	934,221

Liabilities
Deposits from banks	14,226	38,405
Customer deposits	433,559	426,912
Trading and other financial liabilities at fair value through profit or loss	40,673	33,392
Derivative financial instruments	36,601	48,676
Debt securities in issue	106,347	117,253
Liabilities arising from insurance and investment contracts	112,260	137,592
Subordinated liabilities	34,235	34,092
Other liabilities	55,191	55,318
Total liabilities	833,092	891,640

Total equity	43,687	42,581

Total equity and liabilities	876,779	934,221

1	Restated – see note 1 on page 85.

Review of results

The Group recorded a profit before tax of £2,134 million for the half-year to 30 June 2013 compared to a loss before tax of £456 million for the half-year to 30 June 2012.

Total income net of insurance claims increased by £1,417 million, or 16 per cent, to £10,385 million for the half-year to 30 June 2013 from £8,968 million in the half-year to 30 June 2012.

Net interest income decreased by £994 million, or 23 per cent, to £3,270 million in the half-year to 30 June 2013 compared to £4,264 million in the same period in 2012.  This decrease reflected an increase of £955 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies, from £847 million in the half-year to 30 June 2012 to £1,802 million in the six months to 30 June 2013.  Excluding this charge, net interest income was £39 million, or 1 per cent, lower at £5,072 million in the half-year to 30 June 2013 compared to £5,111 million in the same period in 2012.  There was negative impact from lower lending volumes; however the net interest margin on relationship lending and similar interest-earning assets improved, mainly driven by lower deposit pricing, an improved funding mix, and a lower than expected negative impact from the Group’s structural hedge.  These factors more than offset the drag on income from the repositioning of the Group’s government bond portfolio and pressure on asset pricing.

LLOYDS BANKING GROUP PLC

Review of results (continued)

Other income increased by £6,810 million to £18,802 million in the half-year to 30 June 2013, compared to £11,992 million in the same period in 2012, largely due to a £6,469 million improvement in net trading income, comprising a £5,906 million increase in the insurance businesses together with a £563 million increase in the banking businesses.  The increase in the insurance businesses was driven by the impact of market conditions on the policyholder assets within those businesses, relative to the half-year to 30 June 2012, particularly strong equity markets.  These market movements were largely offset in the Group’s income statement by a £4,399 million increase in the insurance claims expense, to £11,687 million in the half-year to 30 June 2013 compared to £7,288 million in the half-year to 30 June 2012, and the impact on net interest income of amounts allocated to unit holders in Open-Ended Investment Companies.  Net trading income within the Group’s banking operations was a profit of £369 million for the half-year to 30 June 2013 compared to a loss of £194 million in the half-year to 30 June 2012 following a £210 million reduction in mark-to-market losses on the Group’s debt securities in issue held at fair value through profit or loss and improved experience on volatile items managed centrally.  Net fee and commission income was £138 million, or 9 per cent, lower at £1,464 million in the half-year to 30 June 2013 compared to £1,602 million in the half-year to 30 June 2012; a £12 million increase in credit and debit card fees was more than offset by a £27 million decrease in current account fees and a £144 million decrease in other fees.  Insurance premium income was £332 million, or 8 per cent, lower at £3,851 million in the half-year to 30 June 2013 compared to £4,183 million in the same period in 2012; with long-term assurance premiums down £271 million and general insurance premiums being £61 million lower.  Other operating income was £811 million higher at £2,472 million in the half-year to 30 June 2013 compared to £1,661 million in the same period in 2012, which partly reflected a gain of £433 million on the sale of two tranches of the Group’s shareholding in St. James’s Place plc, a gain of £538 million arising on the sale of a portfolio of US residential mortgage-backed securities, a loss of £256 million in relation to the sale of the Group’s Spanish retail banking operations and a benefit from a change in methodology for calculating discount rates in the Group’s long-term assurance businesses.

Total operating expenses decreased by £128 million, or 2 per cent, to £6,568 million in the half-year to 30 June 2013 compared to £6,696 million in the half-year to 30 June 2012; reflecting a reduced regulatory provisions charge partly offset by the inclusion of a £104 million charge following changes in certain actuarial factors affecting the calculation of benefits in the Group’s main defined benefit schemes in the half-year to 30 June 2013 compared to a past service pension credit of £250 million in the half-year to 30 June 2012.  Excluding these items, operating expenses increased by £18 million to £5,889 million in the half-year to 30 June 2013 compared to £5,871 million in the half-year to 30 June 2012.

Impairment losses decreased by £1,045 million, or 38 per cent, to £1,683 million in the half-year to 30 June 2013 compared to £2,728 million in the half-year to 30 June 2012.  The lower charge reflected the substantial reductions in the portfolios of assets which are outside of the Group’s risk appetite, in Commercial Banking and in Wealth, Asset Finance and International, partly offset by the impact of releases elsewhere in the Commercial Banking portfolio in the first half of 2012 which were not repeated in 2013.

On the balance sheet, total assets were £57,442 million, or 6 per cent, lower at £876,779 million at 30 June 2013, compared to £934,221 million at 31 December 2012, reflecting the sale of part of the Group’s holding in St. James’s Place and continuing rundown of assets which are outside of the Group’s risk appetite.  Loans and advances to customers decreased by £11,441 million, or 2 per cent, from £517,225 million at 31 December 2012 to £505,784 million at 30 June 2013, reflecting the rundown of assets outside of the Group’s risk appetite.  Within liabilities, customer deposits increased by £6,647 million, or 2 per cent, to £433,559 million compared to £426,912 million at 31 December 2012, following growth in deposit balances.  Overall funding requirements were reduced: deposits from banks were £24,179 million lower at £14,226 million at 30 June 2013 compared to £38,405 million at 31 December 2012; debt securities in issue were £10,906 million, or 9 per cent, lower at £106,347 million compared to £117,253 million at 31 December 2012.  Equity increased by £1,106 million, from £42,581 million at 31 December 2012 to £43,687 million at 30 June 2013, principally as a result of the profit attributable to equity shareholders and the post-retirement defined benefit scheme remeasurement recorded in the period.

LLOYDS BANKING GROUP PLC

Review of results (continued)

The Group's core tier 1 capital ratio increased to 13.7 per cent at the end of June 2013 from 12.0 per cent at the end of December 2012 (before pension accounting restatements), principally driven by a reduction in risk-weighted assets and the retained profit for the period, more than offsetting the adverse impact of the implementation of pension accounting changes (IAS 19R).  The total capital ratio increased to 20.4 per cent from 17.3 per cent (before pension accounting restatements) at 31 December 2012.

The Group announced on 24 April 2013 that, following the withdrawal of the Co-Operative Group from the sale process, it now intends to complete the EC mandated retail business disposal (Verde) through an Initial Public Offering (IPO), subject to regulatory and EC approval, having maintained this option throughout the process to ensure best value for shareholders and certainty for customers and colleagues.  The Group has already made good progress in the creation of Verde as a stand-alone bank with a strong management team already in place and good progress made in creating segregated IT systems on the proven Lloyds Banking Group platform.  Detailed plans are in place for a rebranding of the business as TSB which will be visible on the High Street during the summer of 2013, at which point the TSB Bank (Verde) will operate as a separate business within Lloyds Banking Group.

LLOYDS BANKING GROUP PLC

SEGMENTAL ANALYSIS OF PROFIT (LOSS) BEFORE TAX BY DIVISION (UNAUDITED)

Underlying basis
	Half-year to 30 June 2013	Half-year to 30 June 20121	Half-year to 31 Dec 20121
	£ million	£ million	£ million

Retail	1,636	1,472	1,716
Commercial Banking	634	(83)	(241)
Wealth, Asset Finance and International	(101)	(706)	(223)
Insurance	564	502	605
Other	169	(141)	(336)
Underlying profit before tax	2,902	1,044	1,521

1	Restated – see note 1 on page 85.

The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the performance and allocate resources; this reporting is on an underlying profit before tax basis.  The GEC believes that this basis better represents the performance of the Group.  IFRS 8 requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax.  Accordingly, the Group presents its segmental underlying basis profit before tax in note 2 on page 87 of its financial statements in compliance with IFRS 8 Operating Segments.

The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregate and segmental underlying profit before tax, both non-GAAP measures, as measures of performance and believes that they provide important information for investors because they are comparable representations of the Group’s performance.  Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the table below sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.

LLOYDS BANKING GROUP PLC

GROUP PROFIT RECONCILIATIONS

	Half-year to 30 June 2013	Half-year to 30 June 20121	Half-year to 31 Dec 20121
	£m	£m	£m

Underlying profit	2,902	1,044	1,521
Asset sales	775	585	1,962
Liability management	(97)	168	(397)
Own debt volatility	(166)	(387)	117
Other volatile items	(136)	(422)	(56)
Volatility arising in insurance businesses	485	(21)	333
Fair value unwind	36	157	493
Simplification and EC mandated retail business disposal costs	(786)	(513)	(733)
Payment protection insurance provision	(500)	(1,075)	(2,500)
Other regulatory provisions	(75)	–	(650)
Past service pensions (charge) credit	(104)	250	–
Amortisation of purchased intangibles	(200)	(242)	(240)
Profit (loss) before tax – statutory	2,134	(456)	(150)

1	Restated – see note 1 on page 85.

Asset sales
Asset sales include the gains on the sale of government securities of £780 million (half-year to 30 June 2012: £658 million) as the Group continued to reposition the available-for-sale portfolio of Government securities and a net loss of £5 million, after related fair value unwind of £1,345 million (half-year to 30 June 2012: loss of £73 million, including fair value unwind benefits of £603 million) from the rundown of assets which were outside of the Group’s risk appetite.  The net loss in the half-year to 30 June 2013 included a loss of £256 million in relation to the sale of the Group’s Spanish retail banking operations and a profit of £538 million from the sale of a portfolio of US Retail Mortgage-Backed Securities.

Liability management
Losses of £97 million arose on transactions undertaken as part of the Group’s management of wholesale funding and capital; this compares to a gain of £168 million relating to the exchange of certain capital securities for other subordinated debt instruments in the half-year to 30 June 2012.

Own debt volatility
Own debt volatility includes a £5 million gain relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception, this compares to a £205 million charge in the first half of 2012.  Own debt volatility also includes a £142 million (half-year to 30 June 2012: £152 million) charge relating to the change in fair value of the equity conversion feature of the Enhanced Capital Notes, which principally reflects the ongoing amortisation of the value of the conversion feature over its life.

Other volatile items
Other volatile items includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting, resulting in a charge of £79 million (a charge of £499 million was incurred in the first half of 2012 and reflected the volatile market conditions that resulted in substantial changes in interest and foreign exchange rates in that period).  Other volatile items also include a negative net derivative valuation adjustment of £57 million (half-year ended 30 June 2012: a credit of £77 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

Volatility arising in insurance businesses
The Group's statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.  In the first half of 2013 the Group’s statutory result before tax included positive insurance and policyholder interests volatility totalling £485 million (reflecting the rise in equity markets in the period) compared to negative volatility of £21 million in the first half of 2012.  Further detail is given in note 3 on page 26.)

LLOYDS BANKING GROUP PLC

GROUP PROFIT RECONCILIATIONS (continued)

Fair value unwind
This comprises a gain of £36 million (half-year to 30 June 2012: a gain of £157 million) relating to an unwind of acquisition-related fair value adjustments.  The unwind of fair value relating to assets disposed in the period is included in the asset sales line.

Simplification and EC mandated retail business disposal costs
The costs of the Simplification programme in the first half of 2013 were £409 million (half-year to 30 June 2012: £274 million), with a total of £1,270 million spent to date.  These costs related to severance, IT and business costs of implementation.  A further 2,740 FTE role reductions were announced in the first half of 2013, taking the total to 9,730 since the start of the programme.  Simplification of the Group’s business operations continues through reduction in management layers and increasing spans of control as well as restructuring business units.

The Group continues to progress the EC mandated business disposal (Verde) through an Initial Public Offering (IPO) and it is expected that the IPO will be subject to regulatory and EC approval.  The Group continues to target the completion of an IPO in mid-2014.  Detailed plans are in place to rebrand the business as TSB which will be visible on the High Street from September this year, at which point the TSB Bank will operate as a separate business within Lloyds Banking Group.  Costs relating to Verde in the first half of 2013 were £377 million (half-year to 30 June 2012: £239 million) and from inception to date total £1,159 million.

Payment protection insurance (PPI)
The volume of PPI complaints has continued to fall in line with expectations, with monthly complaint volumes in the first half of 2013 on average 40 per cent below the level experienced in the second half of 2012.  However, costs have been higher than expected due to the acceleration of the settlement of cases currently held with the Financial Ombudsman Service, a VAT ruling and higher uphold and settlement rates.  The Group has also increased its estimate of future administration costs.  The Group is therefore increasing the provision by £450 million in relation to these items in the half-year to 30 June 2013, with around £250 million of this increase relating to redress costs and about £200 million to additional administration costs.

The Group has also been informed that it has been referred to the Enforcement Team of the Financial Conduct Authority for investigation over the governance of a third party supplier and failings in the PPI complaint handling process.  A provision of £50 million has been made in the half-year to 30 June 2013 with regards to the likely administration costs of this exercise.

Other regulatory provisions
Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s.  Following decisions in July 2012 from the Federal Court of Justice in Germany the Group recognised a further provision of £150 million in its accounts for the year ended 31 December 2012 bringing the total amount provided to £325 million.  During the half-year to 30 June 2013 the Group has charged a further £75 million with respect to this litigation increasing the total provision to £400 million.

Past service pensions (charge) credit
The Group recognised a charge of £104 million in the half-year to 30 June 2013 as a result of changes to early retirement and commutation factors in two of its principal defined benefit schemes.  In the first half of 2012, the Group had recognised a credit of £250 million related to a change in policy in respect of discretionary pension increases.

Amortisation of purchased intangibles
A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite.  This has resulted in a charge of £200 million in the half-year to 30 June 2013 (half-year to 30 June 2012: £242 million; half-year to 31 December 2012: £240 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income.  The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

LLOYDS BANKING GROUP PLC

DIVISIONAL PERFORMANCE

RETAIL

Key highlights

•
In the first half of 2013, Retail made significant progress in delivering the Group’s customer-led strategy, with continued investment in products and across all channels, including digital, which now has over 10 million active users.

•
Underlying profit increased 11 per cent to £1,636 million, driven by a reduction in the impairment charge of 16 per cent with revenues stabilising with strong margin management, more than offsetting continued customer deleveraging.  Return on risk-weighted assets increased to 3.51 per cent from 2.92 per cent at 30 June 2012.

•
Loans and advances to customers decreased by 1 per cent compared to 31 December 2012.  Customer de-leveraging slowed in the first half of the year.  Customer deposits grew 1 per cent (3 per cent compared to 30 June 2012) with balances in the Group’s relationship brands up 6 per cent in the last 12 months.

•	Customer complaints (excluding PPI) reduced 30 per cent to 1 per 1,000 accounts and customer service scores continued to increase across all brands.

•
As the largest UK retail bank, the Group remains committed to meeting the needs of its customers and supporting the UK economy helping one in four first-time buyers and being strong supporters of government initiatives such as NewBuy and Help to Buy.

•
Retail remains committed to supporting communities across the UK, participating in Group initiatives such as National School Sport week and raising funds for the Group’s charity of the year with Lloyds TSB colleagues raising almost £100,000 for the Alzheimer’s Society’s Live Well campaign during Dementia Awareness Week alone.

	Half-year to 30 June 2013	Half-year to 30 June 20121	Change since 30 June 2012	Half-year to 31 Dec 2012	Change since 31 Dec 2012
	£m	£m	%	£m	%

Net interest income	3,590	3,553	1	3,642	(1)
Other income	728	766	(5)	696	5
Total underlying income	4,318	4,319		4,338
Total costs	(2,046)	(2,089)	2	(2,110)	3
Impairment	(636)	(758)	16	(512)	(24)
Underlying profit	1,636	1,472	11	1,716	(5)

Banking net interest margin	2.14%	2.05%	9bp	2.11%	3bp
Impairment charge as a % of average advances	0.37%	0.43%	(6)bp	0.29%	8bp
Return on risk-weighted assets	3.51%	2.92%	59bp	3.50%	1bp

1	Restated.

	At 30 June 2013	At 31 Dec 2012	Change
Key balance sheet items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	340.5	343.3	(1)
Customer deposits excluding repos	263.2	260.8	1
Total customer balances	603.7	604.1

Risk-weighted assets	91.6	95.5	(4)

LLOYDS BANKING GROUP PLC

RETAIL (continued)

Progress against strategic initiatives
The Group’s goal is to be the best bank for customers in the UK.  Customer service scores were 11 per cent higher in the first half of 2013 compared to prior year, with record levels being reached across all channels.  This improvement is being supported by increased focus on products and services that meet customer needs, and more effective delivery processes.  As a result, Retail again made excellent progress in reducing customer complaints which are 30 per cent lower in the period, excluding PPI.  By continuing to invest in customers and growth, Retail is now strongly positioned as economic conditions start to improve.  Later this year, the Group will be re-launching the iconic Lloyds Bank brand to deliver an improved customer experience and choice to customers and introducing TSB as a new brand on the high street, creating fresh competition in the market place.

Retail is investing in the different channels used by customers to interact with the Group.  The Group is upgrading the branch networks with over 1,000 new refurbishments completed since the strategic review.  Customers will also benefit from extended opening hours at Lloyds TSB and Bank of Scotland branches, the availability of ‘welcoming’ colleagues to receive customers into branches and the installation of WiFi and tablets in a number of Lloyds TSB and Halifax branches to enhance and simplify the customer experience.  The Group is also investing in skills training for staff to allow them to deliver effectively for customers; the Group’s goal is for 50,000 colleagues to achieve the Chartered Banker’s Foundation Standard for Professional Bankers.

At the same time, the Group is continuing to transform its digital proposition to ensure that it is delivering in line with customers’ growing appetite for digital banking and providing a joined-up customer experience across its channels.  The Money Manager and International Payments services provide improved access and control for online users, whilst Mobile Banking allows the Group’s 3.7 million mobile users to interact wherever and whenever they choose.  The Group’s active online user base has now surpassed the 10 million milestone, with internet users now initiating over 95 million log-ons every month; investing in systems capability has ensured service availability for customers throughout the first half.

As the largest UK retail bank the Group recognises the importance of its role in supporting customers, and helping them to prosper.  The Group has maintained its position as the largest lender to UK households, helping over 33,000 or one in four first-time buyers whilst supporting government initiatives aimed at new-to-market customers such as NewBuy and Help to Buy.  The Group remains on track to deliver its commitment to lend £6.5 billion to help around 60,000 first-time buyers in 2013.  The Group is also meeting the needs of savers in the low interest rate environment, taking significant deposit inflows into relationship brands in the first half, including strong current account and net switching inflows.  At the same time, the Group has helped over 280,000 customers to manage their finances, improve their properties and buy their cars through unsecured loans.  The Halifax challenger brand has been recognised as Personal Finance Provider of the Year, Best Current Account Provider and Best Fixed Rate Account Provider by MoneyFacts in its recent awards, whilst also being named as Best Lender for Service and Best Overall Intermediary Lender alongside Birmingham Midshires as Best Buy-to-Let lender in categories of the 2013 Key Account awards.

The Group is also progressing its plans to simplify the bank, with further automation ensuring fewer manual interventions, leading to cost efficiencies and reduced customer complaints.  The Group has launched a number of customer propositions, such as Lloyds TSB’s ‘Banking Made Easy’, improvements to Individual Savings Account (ISA) tax year end processes that have reduced the time to transfer funds between banks for customers and automating the fixed term deposit product set up and maturity process.  New Digital and Telephone Banking customers are now benefitting from instant activation of accounts opened and the Group has now routed 24 million calls through its market leading Interactive Voice Recognition upgrade, ‘Say Anything’, since October 2012.

In addition to its commitment to help its customers to succeed financially, Retail is continuing to support the UK economy and local communities through involvement in Group programmes and the initiatives of Retail colleagues, who have volunteered their time to assist a variety of community-based projects, such as ‘Day to Make a Difference’.  Halifax’s partnership with ‘The Big Lunch’, an annual event held across the UK, helped to bring over 3 million people together to celebrate where they live and to get to know their neighbours.  Other community activities include the Local Heroes programme in support of young athletes, whilst inspiring almost 3 million children to take part in National School Sport Week, both aimed at securing a lasting legacy for London 2012.  Lloyds TSB colleagues also raised nearly £100,000 for The Alzheimer’s Society’s Live Well campaign during Dementia Awareness Week.

LLOYDS BANKING GROUP PLC

RETAIL (continued)

Financial performance
Underlying profit increased £164 million, or 11 per cent, to £1,636 million.  Total underlying income was stable (with decreasing assets, offset by margin improvements), combined with reductions in costs and impairment.

Banking margin increased by 9 basis points versus the same period last year, and by 3 basis points relative to the second half.  Lower savings rates have benefitted the liability margin, particularly relative to the second half of 2012, but low market interest rates continued to adversely impact the margin on compressed balances.  Asset margins have been robust, albeit with recent competition in the market resulting in narrower new business margins.

Other operating income decreased as Retail continued to see lower income from bancassurance and protection following the Retail Distribution Review in 2012 and subdued customer demand for these products.  This was partially offset by the impact of revised commission arrangements in relation to the home insurance book.

Total costs fell 2 per cent, primarily as a result of the Simplification programme and ongoing cost management activity.

Impairment reduced 16 per cent to £636 million.  The unsecured impairment charge reduced to £449 million from £585 million in the first half of 2012 driven largely by debt sale activity.  The secured impairment charge increased to £187 million from £173 million with impairment provisions maintained at £1,614 million, thus increasing provision coverage to 26.0 per cent.

Balance sheet
The Group continued to improve the strength and quality of the Retail balance sheet through a focus on lower risk lending to franchise customers and deepening of relationship deposit balances.  This helped to build strong underlying business momentum, allowing Retail to make a significant contribution to the overall improvement in Group capital, liquidity and margin ratios.

Loans and advances to customers decreased by 1 per cent (2 per cent compared to 30 June 2012) with customer deleveraging slowing in the first half of 2013.  Secured balances reduced by £1.9 billion, to £319.4 billion.  Gross new mortgage lending was £14.5 billion in the first half of 2013 compared to £12.3 billion in the first half of 2012, an increase of £2.2 billion.

Customer deposits increased 1 per cent to £263.2 billion (3 per cent compared to 30 June 2012).  Savings balances increased to £219.3 billion broadly in line with market growth with relationship balances (Lloyds TSB, Halifax and Bank of Scotland) increasing 6 per cent over the last 12 months.  Personal Current Account balances increased £1.8 billion in the first six months of 2013 to £43.9 billion driven by the effect of the strong product offerings, particularly in the Lloyds TSB brand.

Risk-weighted assets decreased to £91.6 billion, a reduction of £3.9 billion or 4 per cent.  This was driven by a reduction in lending balances for both secured and unsecured portfolios and improvements in credit quality of retail assets.  Credit quality strengthened due to ongoing effective portfolio management and positive macroeconomic factors.

LLOYDS BANKING GROUP PLC

COMMERCIAL BANKING

Key highlights

•
Commercial Banking is committed to being the best bank for clients, with a core product offering of Lending, Transaction Banking, Financial Markets and Capital Markets servicing the needs of Small and Medium-sized Enterprises (SME), Mid Markets, Global Corporates and Financial Institutions.

•
Commercial Banking returned to profitability with an underlying profit of £634 million, compared to an £83 million loss in the first half of 2012, driven by a 48 per cent reduction in impairment charges and a 2 per cent reduction in costs.

•	The impairment charge as a percentage of average advances improved by 58 basis points reflecting lower charges in the portfolio of assets which are outside of the Group’s risk appetite.

•
Excluding assets which are outside of the Group’s risk appetite, lending increased by 4 per cent to £106.3 billion, driven by growth in SME, Mid Markets and Global Corporates.  In the last 12 months, SME net lending grew by 5 per cent and lending committed to UK manufacturing companies exceeded £1 billion.  Customer deposits increased by 8 per cent to £118.4 billion with increases seen across all client segments.

	Half-year to 30 June 2013	Half-year to 30 June 20121	Change since 30 June 2012	Half-year to 31 Dec 2012	Change since 31 Dec 2012
	£m	£m	%	£m	%

Net interest income	1,196	1,111	8	1,095	9
Other income	1,426	1,496	(5)	1,436	(1)
Total underlying income	2,622	2,607	1	2,531	4
Total costs	(1,261)	(1,282)	2	(1,234)	(2)
Impairment	(727)	(1,408)	48	(1,538)	53
Underlying profit (loss)	634	(83)		(241)

Banking net interest margin	1.89%	1.58%	31bp	1.59%	30bp
Impairment charge as a % of average advances	1.03%	1.61%	(58)bp	2.06%	(103)bp
Return on risk-weighted assets	0.81%	(0.09)%	90bp	(0.28)%	109bp

1	Restated.

	At 30 June 2013	At 31 Dec 2012	Change
Key balance sheet items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	132.1	134.7	(2)
Debt securities and available-for-sale financial assets	4.5	9.5	(53)
	136.6	144.2	(5)

Customer deposits excluding repos	118.4	109.7	8
Risk-weighted assets	150.5	165.2	(9)

LLOYDS BANKING GROUP PLC

COMMERCIAL BANKING (continued)

Progress against strategic initiatives
The Group’s strategy places clients at the centre of the business. In the first half of 2013, the benefits of Commercial Banking’s relentless execution have started to flow though its four client segments: Small and Medium-sized Enterprises (SME), Mid Markets, Global Corporates and Financial Institutions.

Commercial Banking has reshaped the SME and Mid-Corporate Client Charters, helping to position Commercial Banking as the Best Bank for Clients.  Clients are responding well to the charters with over 7,500 SME clients switching to the bank in the first half of 2013.  In Mid Markets Commercial Banking is over half way through its programme of increasing the number of relationship managers, adding to its locally empowered teams across the UK.  In Global Corporates it is increasingly focused on its UK and UK-linked clients improving relationship returns.

Commercial Banking continues to strengthen the balance sheet by improving the quality and quantum of deposits with a clear and continued focus on gathering transactional balances from the client franchise and a controlled reduction of the portfolio of assets which are outside of the Group’s risk appetite.

Commercial Banking has continued to reduce its exposure to assets which are outside of the Group’s risk appetite, achieving a further substantial reduction of £11.6 billion in the first half of 2013, a decrease of 27 per cent compared to the end of 2012.

Commercial Banking continues to invest in product capability to enhance its capital efficient product range.  In Transaction Banking it has launched a new mobile card payment solution for small businesses clients, working with Monitise to help customers conduct their business on the move.  The Group has also added the Chinese Renminbi to the list of currencies available in international payments, currency accounts, foreign exchange and trade-related services, particularly relevant for Mid Markets and Global Corporate clients.

The Group has played a leading role in the development of the UK retail bond market and in May 2013 became a market maker on the London Stock Exchange for retail bond investors, providing the market with continuous pricing in bonds and gilts.

The Group continued to support the UK economy through financing UK SMEs and developing discounted funding propositions for clients through the UK Government’s Funding for Lending Scheme (FLS).  In SME, the Group achieved net growth in lending of 5 per cent over the last 12 months in a market which contracted by 3 per cent, in the same period.

Commercial Banking helped 65,000 businesses start up in the first half of the year and is progressing to its commitment of helping 100,000 start ups.  Commercial Banking has exceeded its £1 billion of new lending committed to manufacturing companies ahead of the September 2013 target date committed to last year.  The Group has 400 volunteer enterprise mentors actively working with community and business organisations throughout the UK and has launched several innovative propositions for SMEs including the Assisted Asset Acquisition scheme to give clients creating employment access to grants alongside loans and hire purchase.

In the first half of 2013 Commercial Banking supported its Global Corporate clients in raising £8.1 billion of financing through the debt capital markets, enabling them to finance and grow their businesses.  The Group has made good progress in creating solutions for clients, maintaining a top four position in Investment Grade Corporate Sterling debt issuance over the same period.

Commercial Banking was awarded for the ninth year in a row the Business Bank of the Year at the FD’s Excellence Awards (in association with the Institute of Chartered Accountants in England and Wales, supported by the Confederation of British Industry).

LLOYDS BANKING GROUP PLC

COMMERCIAL BANKING (continued)

Financial performance
Underlying profit increased by £717 million due to a 48 per cent reduction in impairments.

Net interest income grew by £85 million driven by increased deposits and reduced wholesale funding costs more than offsetting lower asset volumes as a result of the strategy of reducing assets which are outside of the Group’s risk appetite.

Net interest margin increased by 31 basis points driven by improved lending and deposit margins.  The ongoing commitment to FLS continues to benefit customers with a 1 per cent reduction in the interest rate offered to eligible customers.

Other income decreased by £70 million, due to improved performance in Debt Capital Markets and higher valuations in LDC being more than offset by the impact of asset reductions.

Commercial Banking costs decreased by £21 million due to savings attributable to the Simplification programme, the continued focus on cost management and the positive impact of the asset reductions.  The benefits of these cost saving initiatives have enabled further investment in the Transaction Banking and Financial Markets platforms.

Impairments decreased by £681 million, with the positive benefit of asset reductions being only partly offset by a number of releases in 2012 which were not repeated in 2013.

Balance sheet
Commercial Banking continues to support its customers’ financing requirements, achieving positive lending growth across SME, Mid Markets and Global Corporate during the first six months of 2013.  The ongoing commitment to FLS, including reduction of interest rates as offered to eligible customers, helped increase customer demand across the client franchise.  Overall, loans and advances to customers decreased by £2.6 billion as a result of reductions in portfolios of assets which are outside of the Group’s risk appetite.

Customer deposits grew in the first half of 2013, increasing £8.7 billion year-on-year, with growth seen in Mid Markets and SME despite further reductions in market interest rates.

Risk-weighted assets decreased by £14.7 billion to £150.5 billion, primarily reflecting balance sheet disposals.

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL

Key highlights

•	The Group again delivered strong profitable growth in its Wealth and Asset Finance businesses whilst continuing to simplify its operating model and invest in building future capability.

•	Losses reduced by 86 per cent to £101 million driven primarily by lower impairments, mainly in Ireland.

•
The Group achieved cost savings of 9 per cent (6 per cent excluding St. James’s Place) through continued progress in Wealth  and Asset Finance in relation to Simplification initiatives and the further reductions in the International footprint.

•
The Group is ahead of target in reducing the Group’s international presence with 17 countries or overseas branches now exited, or exit announced; the Group is now targeting a presence in less than 10 countries by the end of 2014.

•
Loans and advances to customers decreased by 9 per cent, with an increase in Asset Finance as a result of continued growth in UK motor finance business being offset by a reduction in assets which are outside of the Group’s risk appetite since December 2012, of which £0.7 billion was in the Irish portfolio.

	Half-year to 30 June 2013	Half-year to 30 June 20121	Change since 30 June 2012	Half-year to 31 Dec 2012	Change since 31 Dec 2012
	£m	£m	%	£m	%

Net interest income	431	415	4	384	12
Other income	951	1,006	(5)	1,037	(8)
Total underlying income	1,382	1,421	(3)	1,421	(3)
Total costs	(1,033)	(1,136)	9	(1,155)	11
Impairment	(450)	(991)	55	(489)	8
Underlying loss	(101)	(706)	86	(223)	55
Underlying loss excluding St. James’s Place2	(154)	(761)	80	(329)	53

Banking net interest margin	2.01%	1.62%	39bp	1.69%	32bp
Impairment charge as a % of average advances	2.10%	3.99%	(189)bp	2.16%	(6)bp
Return on risk-weighted assets	(0.59)%	(3.38)%	279bp	(1.16)%	57bp

1	Restated.
2	The gain relating to the sale of shares in St. James’s Place is included in Central Items.

	At 30 June 2013	At 31 Dec 2012	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	30.3	33.4	(9)
Customer deposits excluding repos	48.9	51.9	(6)
Total customer balances	79.2	85.3	(7)

Operating lease assets	2.8	2.8	–
Funds under management	156.8	189.1	(17)
Risk-weighted assets	32.2	36.2	(11)

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Progress against strategic initiatives
The division continues to focus on simplifying operations and processes, de-layering management structures and increasing the efficiency of distribution channels and the back office.

Wealth, Asset Finance and International continues to reshape the business and invest for growth.  The division has made further good progress towards reducing its international footprint with the Group now having exited or announced the exit from 17 countries.

The Group continues to invest in businesses which are within its risk appetite to grow market share and to leverage its market leading capability in Asset Finance and the strong returns in these businesses at the same time as improving efficiency.

In Wealth the investment is geared towards developing compelling propositions for customers within the UK and Channel Islands and also those with UK connections in anglophile territories.  In the first half of 2013 the Group embedded the single Wealth business created in 2012 in order to generate synergies across the UK and Channel Islands and announced the disposal of its Geneva based International Private Banking business.

The Group remains confident that by delivering its strategy to be a simple, customer-focused business it can increase the trust of both customers and stakeholders.  In Wealth it has improved client service and accessibility through the faster access to advice and support that customers are now receiving via a new Private Banking Client Centre.  The Group has introduced a pilot of a new point of sale system, will introduce new Customer Relationship Management technology in the second half of the year, and is developing more bespoke ways to interact with customers, particularly through digital channels.

The Group is focused on ways to leverage the strength of its banking franchise which holds a number of significant customers who meet the criteria for its Wealth proposition.  As market deposit rate levels continue to fall the Group will focus on supporting customers with advice.

The Asset Finance proposition has now been refined and is well positioned for growth.  The business is investing in infrastructure and new growth initiatives which further strengthen the business.  This reflects changes in market outlook, the strong market position in both Blackhorse Motor Finance and Lex Autolease and evolving customer needs and technology trends.  This is already delivering results - in the first half of 2013 Lex Autolease UK has returned to fleet growth, after many years of shrinkage, with a year-on-year increase in new vehicle deliveries and the Blackhorse Retail Motor Finance business has seen new business volumes grow 30 per cent, while in Australia the business achieved new business growth of 22 per cent.

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Financial performance
Underlying loss reduced by 86 per cent to £101 million, primarily due to a £541 million reduction in impairments, strong banking net interest margins and lower costs, partially offset by a fall in income as a result of the balance sheet reduction together with the impact from the sale of approximately 37 per cent of St. James’s Place.

Net interest income increased by 4 per cent with the impact of strong net interest margins in the Wealth and Asset Finance deposit businesses being only partly offset by continuing reductions in the asset base.  This drove a net interest margin increase to 2.01 per cent from 1.62 per cent.

Other income reduced by 5 per cent to £951 million driven by the sales of part of the Group’s stake in St. James’s Place.

Total costs decreased by 9 per cent to £1,033 million.  In Wealth costs were down 14 per cent (7 per cent excluding St. James’s Place) and in Asset Finance costs were down 3 per cent (10 per cent excluding operating lease depreciation of £337 million, compared to £336 million in the same period last year) reflecting the continuing focus on the efficiency of the operating models.

The impairment charge reduced by 55 per cent to £450 million, largely as a result of lower charges in the Irish business where the charge amounted to £385 million compared to £897 million for the same period last year.

Overall, in the first half, Asset Finance delivered underlying profit growth of 59 per cent, underpinned by 6 per cent growth in income and 10 per cent reduction in costs (net of operating lease depreciation).  In the first half Wealth (excluding St. James's Place) delivered underlying profit growth of 39 per cent, underpinned by level income and 7 per cent lower costs.

Balance sheet
Overall, net loans and advances to customers decreased by £3.1 billion to £30.3 billion as the Group continues to de-risk the balance sheet.  This reflects net repayments and asset sales of £3.4 billion, additional impairment provisions of £0.4 billion, mainly within the Irish business, offset by foreign exchange movements of £0.7 billion.

Customer deposit balances reduced by £3.0 billion since December 2012 to £48.9 billion.  However, this includes a £2.2 billion reduction as a result of the announced disposal of the International Private Banking and Spanish Retail businesses.  Excluding the impact of these disposals, customer deposits reduced by £0.8 billion arising mainly within the European online deposit business as a result of pricing changes in keeping with strategy.

Risk-weighted assets fell by 11 per cent from £36.2 billion to £32.2 billion, compared to a 9 per cent fall in loans and advances reflecting continued focus in the period of asset run-off and balance sheet de-risking.

Funds under management decreased by 17 per cent to £156.8 billion but increased 1.6 per cent excluding St. James’s Place.  The underlying increase is primarily driven by improved investment markets which have driven an increase of £5.9 billion, however, partially offset by reductions arising from the disposals in the period of businesses in Luxembourg and Spain together with net outflows of £5.3 billion mainly as a result of attrition within the Scottish Widows Investment Partnership insurance funds and the payment of a dividend from the insurance division of £1.6 billion.

LLOYDS BANKING GROUP PLC

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Wealth
	Half-year to 30 June 2013	Half-year to 30 June 20121	Change since 30 June 2012	Half-year to 31 Dec 2012	Change since 31 Dec 2012
	£m	£m	%	£m	%

Net interest income	173	172	1	156	11
Other income	409	448	(9)	492	(17)
Total underlying income	582	620	(6)	648	(10)
Total costs	(410)	(477)	14	(466)	12
Impairment	(8)	(8)	–	(15)	47
Underlying profit	164	135	21	167	(2)
Underlying profit excluding St. James’s Place	111	80	39	61	82

Asset Finance

Net interest income	252	205	23	209	21
Other income	541	542	–	545	(1)
Total underlying income	793	747	6	754	5
Total costs	(512)	(530)	3	(513)	–
Impairment	(35)	(62)	44	(74)	53
Underlying profit	246	155	59	167	47

International

Net interest income	6	38	(84)	19	(68)
Other income	1	16	(94)	–
Total underlying income	7	54	(87)	19	(63)
Total costs	(111)	(129)	14	(176)	37
Impairment	(407)	(921)	56	(400)	(2)
Underlying loss	(511)	(996)	49	(557)	8

1	Restated.

	Wealth		Asset Finance		International
Key balance sheet items	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012
	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers excluding reverse repos	3.3	4.2	9.2	9.3	17.8	19.9
Customer deposits excluding repos	28.6	30.8	20.1	20.2	0.2	0.9
Total customer balances	31.9	35.0	29.3	29.5	18.0	20.8

Funds under management	156.8	188.6	–	–	–	0.5
Risk-weighted assets	5.3	5.6	10.7	10.9	16.2	19.7

LLOYDS BANKING GROUP PLC

INSURANCE

Key highlights
•
Insurance has delivered a strong performance in the first half of 2013 and has leveraged the financial strength of the insurance business to make a significant contribution to the optimisation of the Group’s capital structure.

•
Total underlying profit increased by 12 per cent, primarily reflecting a 4 per cent improvement in underlying income as well as an 8 per cent decrease in costs which includes synergies delivered under the new insurance structure.

•	The increase in underlying income primarily reflects an increase in Life, Pensions and Investments (LP&I) income and a stable performance in General Insurance.

•
LP&I income has increased by £26 million despite lower bancassurance investment sales following the withdrawal in the second half of 2012 of investment advice for customers with savings below £100,000.

•
29 per cent growth in sales of corporate pensions reflects the strength of the proposition and the conversion of the strong pipeline generated in the run up to implementation of the Retail Distribution Review (RDR).

•	Insurance launched its enhanced annuities product in June which is a key step in expanding its participation in the growing annuity market.

•
The strong underlying profitability and capitalisation of the Insurance business has enabled Scottish Widows to remit a further £1.6 billion to the Group whilst maintaining a significant capital base in Insurance, reflected in an estimated Pillar 1 capital surplus of £3.0 billion (Scottish Widows plc) at 30 June 2013 and an estimated Insurance Groups Directive (IGD) capital surplus of £2.7 billion for the insurance group.

	Half-year to 30 June 2013	Half-year to 30 June 2012	Change since 30 June 2012	Half-year to 31 Dec 2012	Change since 31 Dec 2012
	£m	£m	%	£m	%

Net interest income	(45)	(37)	(22)	(41)	(10)
Other income	1,111	1,156	(4)	1,138	(2)
Insurance claims	(148)	(233)	36	(132)	(12)
Total underlying income	918	886	4	965	(5)
Total costs	(354)	(384)	8	(360)	2
Underlying profit	564	502	12	605	(7)

European Embedded Value (EEV) new business margin	3.3%	3.6%	(30)bp	3.8%	(50)bp
Life, Pensions and Investments sales (PVNBP)	5,552	5,627	(1)	4,737	17
General Insurance combined ratio	69%	80%	(11)pp	72%	(3)pp

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Progress against strategic initiatives
The insurance division has continued to make a significant contribution to the Group’s objective of being the best bank for customers, enhancing its market leading pensions and protection products which help customers to protect themselves today and prepare for a secure financial future.  Insurance believes that its multi-brand, multi-channel model will allow the flexibility to meet the changing financial needs of customers.  Insurance has delivered underlying profits in excess of £1 billion for the last four years, which has enabled the payment of a total of £4.6 billion of dividends to the Group since 2009.  This has contributed to optimisation of the Group’s capital structure and strengthening of its capital ratios.

Insurance is focused on strengthening its position in the growing retirement savings market.  In corporate pensions it has benefitted from the conversion of the strong pipeline generated in the run up to RDR contributing to 29 per cent growth.  Insurance sees opportunities in increasing contributions and members within existing schemes and are also working closely with its corporate customers to support them through auto-enrolment which is expected to drive further growth over the next three to five years.  The award-winning personal pensions product, the Retirement Account, has performed well reflecting the transparent charging and flexibility that it offers customers.

The launch of the enhanced annuities proposition in June was an important step to competing more effectively in an increasingly open market.  Insurance sees enormous potential to serve the retirement needs of retail bank customers, many of whom may no longer be able to get independent financial advice at retirement.  Insurance is addressing this by leveraging Group expertise and investing in the capability of the Direct channel, with a clear focus on meeting customer needs including looking to increase the range of products on offer through this growing channel.

Insurance is committed to helping meet the UK population’s £2.4 trillion protection gap.  Only 42 per cent of the working population has life insurance, falling to 15 per cent for critical illness and just 7 per cent for income protection.  Insurance is already the market leader in bancassurance protection and will build upon its strong advisor force in the retail network.  It is investing in developing the proposition for the intermediary channel where Insurance plans to launch in 2014.

Insurance continues to see the home insurance market as serving a key need for customers and as an attractive market.  The ability to accurately and competitively price home insurance has been enhanced by the insight drawn on across the Group’s customer base.  When combined with the investment in flood mapping and strong claims management capability Insurance believes that it is well placed to serve customers in this market.  The commercial insurance proposition is being strengthened with the introduction of additional underwriters to widen the risk protection that the Group can offer its SME customer base.

Following the transfer of operations to the Group Operations functions, Insurance expects to see further customer service and cost benefits through adoption of best practice from across the Group.  The simplification of the business model and processes has contributed approximately 75 per cent of the overall improvement in costs this year.  Insurance anticipates this simplified business model continuing to support its position as a cost leader in the industry.

Insurance’s 2013 market leading Protection, Pension and Savings reports highlighted the inadequacy of the provision made for protection and for a secure financial future by the UK population.  Scottish Widows has continued to lead the debate on these issues as part of the Group’s commitment to better understanding its customers’ needs and helping Britain prosper.  The benefit of this insight is reflected in the strength of customer propositions which have won several industry awards including; ‘Best Group Pension Provider’ in the Corporate Adviser awards and ‘Best Personal Pensions Provider’ in the Professional Adviser awards, both for the second year running as well as ‘Group Pension Provider of the Year’ and ‘Personal Pension Provider of the Year’ at the Financial Adviser Life awards.  Scottish Widows was awarded a 5-star rating in the ‘Life and Pensions’ category at the recent FT Adviser Online Service Awards.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Financial Performance

	Half-year to 30 June 2013	Half-year to 30 June 2012	Change since 30 June 2012	Half-year to 31 Dec 2012	Change since 31 Dec 2012
	£m	£m	%	£m	%

Existing business income	407	382	7	378	8
New business income:
Intermediary and direct	207	177	17	180	15
Bancassurance	51	80	(36)	82	(38)
	258	257	–	262	(2)
LP&I income1	665	639	4	640	4
General Insurance income	401	480	(16)	457	(12)
Total income	1,066	1,119	(5)	1,097	(3)
Insurance claims2	(148)	(233)	36	(132)	(12)
Total underlying income	918	886	4	965	(5)

1	LP&I income includes both the UK and European businesses.
2	All related to General Insurance.

LP&I existing business income increased by £25 million to £407 million.  This includes increased returns as a result of purchasing over £1.5 billion of attractive, higher yielding long-dated assets to match long duration Insurance liabilities in the last quarter of 2012 and in 2013 and a net benefit from assumption changes and experience variances.  The assumption changes include a benefit of £141 million attributable to changing the risk-free rate for non-annuity business to be based on swap curves rather than the 15 year Government bond rate, the impact of which was mostly offset by other changes to methodology and assumptions.

Intermediary and direct new business income has increased by £30 million to £207 million due to a strong corporate pensions performance driven by the conversion of the pipeline generated in the run up to RDR.  The reduction in Bancassurance income to £51 million includes the impact of changes to the basis of taxation for new life protection business in January 2013.  The reduction in the EEV new business margin to 3.3 per cent mainly reflects the impact of this taxation change.

General insurance income reduced by £79 million to £401 million due to run-off of the legacy books and the impact of revising intra group commission arrangements on the home book.  The significant reduction in general insurance claims to £148 million primarily reflects the benign weather in 2013 relative to 2012, which was the second wettest year on record.  The improvement in the combined ratio to 69 per cent has been primarily driven by the reduction in weather related claims.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Present Value of New Business Premiums (PVNBP)
An analysis of the present value of new life business premiums for business written by the Insurance division, split between the UK and European Life, Pensions and Investments Businesses is given below:

	Half-year to 30 June 2013			Half-year to 30 June 2012
	UK	Europe	Total	UK	Europe	Total	Change
Analysis by product	£m	£m	£m	£m	£m	£m	%

Corporate pensions	3,686	–	3,686	2,857	–	2,857	29
Individual pensions	711	27	738	877	34	911	(19)
Retirement income	374	–	374	369	–	369	1
Protection	211	21	232	302	16	318	(27)
Investments (inc OEICs)	448	74	522	1,105	67	1,172	(55)
Total	5,430	122	5,552	5,510	117	5,627	(1)

Analysis by channel
Intermediary	4,342	122	4,464	3,773	117	3,890	15
Bancassurance	651	–	651	1,389	–	1,389	(53)
Direct	437	–	437	348	–	348	26
Total	5,430	122	5,552	5,510	117	5,627	(1)

Total sales (PVNBP) have decreased by 1 per cent to £5,552 million primarily reflecting lower investments, protection and individual pensions volumes partially offset by strong sales of corporate pensions in LP&I UK.

There has been strong growth in the Intermediary channel, particularly in corporate pensions where sales were 29 per cent higher than 2012.  This reflects the underlying strength of the proposition, the quality of service provided to customers and the conversion of the strong pipeline generated in the run up to the implementation of RDR.

Sales of investment products and protection through the bancassurance channel have reduced due to the withdrawal in the second half of 2012 from investment advice for customers with savings below £100,000 within the Retail business.  The resultant impacts to sales advisor populations have also led to a reduction in protection sales in the first half of 2013.

The direct channel continues to perform well and is being developed for future growth.  The 26 per cent growth in this channel was supported by a strong performance of the flagship Retirement Account.

.

LLOYDS BANKING GROUP PLC

GROUP OPERATIONS

	Half-year to 30 June 2013	Half-year to 30 June 20121	Change since 30 June 2012	Half-year to 31 Dec 20121	Change since 31 Dec 2012
	£m	£m	%	£m	%

Total underlying income	5	17	(71)	13	(62)
Direct costs:
Information technology	(572)	(600)	5	(571)	–
Operations	(421)	(444)	5	(378)	(11)
Property	(438)	(461)	5	(431)	(2)
Support functions	(46)	(45)	(2)	(48)	4
	(1,477)	(1,550)	5	(1,428)	(3)
Result before recharges to divisions	(1,472)	(1,533)	4	(1,415)	(4)
Total net recharges to divisions	1,443	1,467	(2)	1,430	1
Underlying (loss) profit	(29)	(66)	56	15

1
2012 comparative figures have been amended to reflect the effect of the continuing consolidation of operations across the Group.  To ensure a fair comparison of the 2013 performance, 2012 direct costs have been restated with an equivalent offsetting increase in recharges to divisions.

Direct costs fell by £73 million or 5 per cent to £1,477 million, driven by Simplification savings and the continued focus on cost management, which more than offset inflationary rises and incremental costs from supporting Group investment projects.  Group Operations continues to play a major part in leading the delivery of the Simplification programme as well as through initiatives to improve sourcing, re-engineer end-to-end process, and consolidate and rationalise property and IT.

The Group continues to simplify its end-to-end processes in order to improve the service that it provides to customers whilst also reducing costs.  Examples include the introduction of an electronic Cash ISA transfer solution allowing quicker movement of funds between banks; and the provision of a fully automated process for term deposit maturities which has reduced set up time from up to twenty minutes to three minutes.

The Group continues to streamline its internal operations and has reduced the number of suppliers by a further 1,000 so far this year, bringing the total down from over 18,000 at the start of Simplification to less than 9,600, well ahead of the original target of 10,000 by the end of 2014.  The Group has also integrated Insurance operations into Group Operations in 2013, leveraging the size and scale of the Group Operations business to deliver improvements in customer and colleague experience as well as lowering costs.

Group Property costs decreased by 5 per cent as the Group continues to consolidate its property portfolio.

CENTRAL ITEMS

	Half-year to 30 June 2013	Half-year to 30 June 2012	Change since 30 June 2012	Half-year to 31 Dec 2012	Change since 31 Dec 2012
	£m	£m	%	£m	%

Total underlying income (expense)	219	(4)		(128)
Total costs	(21)	(71)	70	(222)	91
Impairment	–	–		(1)
Underlying profit (loss)	198	(75)		(351)

Central items include income and expenditure not recharged to the divisions, including the costs of certain central and head office functions.  Total underlying income in the first half of 2013 includes the gain on the sales of shares in St. James’s Place of £433 million.

The costs in the half-year to 31 December 2012 include the Bank Levy.

LLOYDS BANKING GROUP PLC

ADDITIONAL INFORMATION ON AN UNDERLYING BASIS

1.	St. James’s Place plc

The Group no longer consolidates the results of St. James’s Place following the sale of shares in March.  From 1 April 2013 St. James’s Place has been accounted for as an associate.  The table below shows the impact on the Group Results for each half year.

	Half-year to 30 June 2013	Half-year to 30 June 2012	Half-year to 31 Dec 2012
	£m	£m	£m

Net interest income	1	2	2
Other operating income:
Gain on sales of shares	433	–	–
Other income	96	138	187
	529	138	187
Underlying income	530	140	189
Costs	(44)	(85)	(83)
Underlying profit	486	55	106

LLOYDS BANKING GROUP PLC

2.         Banking net interest margin

	Half-year to 30 June 2013	Half-year to 30 June 2012	Half-year to 31 Dec 2012

Banking net interest income	£5,153m	£5,300m	£5,180m

Average interest-earning banking assets	£517.0bn	£553.2bn	£533.5bn
Average interest-bearing banking liabilities	£408.2bn	£383.3bn	£399.2bn

Banking net interest margin	2.01%	1.93%	1.93%
Banking asset margin	0.96%	1.10%	1.05%
Banking liability margin	1.33%	1.19%	1.17%

Banking net interest income is analysed for asset and liability margins based on interest earned and paid on average assets and average liabilities respectively, adjusted for Funds Transfer Pricing, which prices intra-group funding and liquidity.  Centrally held wholesale funding costs and related items are included in the Group banking asset margin.

Average interest-earning banking assets, which are calculated gross of related impairment allowances, and average interest-bearing banking liabilities relate solely to customer and product balances in the banking businesses on which interest is earned or paid.  Funding and capital balances including debt securities in issue, subordinated debt, repos and shareholders’ equity are excluded from the calculation of average interest-bearing banking liabilities.  However, the cost of funding these balances allocated to the banking businesses is included in banking net interest income.

A reconciliation of banking net interest income to Group net interest income showing the items that are excluded in determining banking net interest income follows:

	Half-year to 30 June 2013	Half-year to 30 June 2012	Half-year to 31 Dec 2012
	£m	£m	£m

Banking net interest income – underlying basis	5,153	5,300	5,180
Insurance division	(45)	(37)	(41)
Other net interest income (including trading activity)	98	(48)	(19)
Group net interest income – underlying basis	5,206	5,215	5,120
Fair value unwind	(255)	(312)	75
Banking volatility and liability management gains	12	80	119
Insurance gross up	(1,700)	(721)	(1,866)
Volatility arising in insurance businesses	7	2	6
Group net interest income – statutory	3,270	4,264	3,454

LLOYDS BANKING GROUP PLC

3.         Volatility arising in insurance businesses

The Group's statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

In the first half of 2013 the Group’s statutory result before tax included positive insurance and policyholder interests volatility totalling £485 million compared to negative volatility of £21 million in the first half of 2012.

Volatility comprises the following:
	Half-year to 30 June 2013	Half-year to 30 June 2012
	£ million	£ million

Insurance volatility	58	(3)
Policyholder interests volatility1	407	(15)
Total volatility	465	(18)
Insurance hedging arrangements	20	(3)
Total	485	(21)

1	Includes volatility relating to the Group’s interest in St. James’s Place.

Insurance volatility
The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value.  The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement.  As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return.

The expected gross investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom	2013	2012
	%	%

Investments backing annuity liabilities	3.76	3.89
Equities and property	5.58	5.48
UK Government bonds	2.58	2.48
Corporate bonds	3.18	3.08
Other debt securities	3.58	n/a

A review of investment strategy in the Group’s Insurance business has resulted in investment being made in a wider range of assets.  Expected investment returns in 2013 include appropriate returns for these assets.  The 2013 rates also reflect the move to swap rates as the basis for calculations.

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year, adjusted for significant changes in asset mix) is included within insurance volatility.  Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the with profits funds, the value of the in-force business and the value of shareholders’ funds.

The positive insurance volatility during the period ended 30 June 2013 in the Insurance division was £58 million, primarily reflecting the favourable performance of equity investments in the period relative to the expected return.  This has been partially offset by an increase in the long-term level of market implied inflation and lower cash returns compared to long-term expectations.

LLOYDS BANKING GROUP PLC

3.         Volatility arising in insurance businesses (continued)

Policyholder interests volatility
The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business.  In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from underlying profits.  The effect of these adjustments is separately disclosed as policyholder interests volatility.

The most significant of these additional sources of volatility is policyholder tax.  Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income.  The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge.  Timing and measurement differences exist between provisions for tax and charges made to policyholders.  Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.

In the first half of 2013, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £407 million (first half of 2012: £15 million charge) relating to the rise in equity markets in the period,

Insurance hedging arrangements
To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group purchased put option contracts in 2012, financed by selling some upside potential from equity market movements.  These expired in 2013 and the charge booked in 2013 on these contracts was £9 million.  New protection was acquired in 2013 to replace the expired contracts.  On a mark-to-market valuation basis a profit of £29 million was recognised in relation to the new contracts in 2013.

4.         Number of employees (full-time equivalent)

	At 30 June 2013	At 31 Dec 2012

Retail	41,514	41,460
Commercial Banking	7,910	8,051
Wealth, Asset Finance and International	8,379	9,131
Insurance	2,257	2,293
Group Operations	22,609	23,666
Central items	12,778	12,490
	95,447	97,091
Agency staff (full-time equivalent)	(3,012)	(4,303)
Total number of employees (full-time equivalent)	92,435	92,788

LLOYDS BANKING GROUP PLC

RISK MANAGEMENT

The income statement numbers in this section are presented on an underlying basis.

LLOYDS BANKING GROUP PLC

RISK MANAGEMENT APPROACH

There have been no material changes to the Group’s approach to risk management as described in the risk management report within the Lloyds Banking Group annual report and accounts for the year ended 31 December 2012.

THE ECONOMY

The global economy has been more stable during the first half of 2013 than through 2011-12.  The US economy has continued its recovery despite fiscal tightening, boosted by a recovery in the housing market.  The Eurozone economy remains in mild recession, but it is no longer deepening and policies on fiscal tightening are easing up slightly for those economies that have been struggling the most.  A gradual slowdown in emerging market growth has helped to lower commodity prices and thus inflationary pressures in advanced economies.

Similarly, current estimates suggest that the UK economy has returned to growth, albeit at a moderate rate.  After a period of stagnation since late 2011, GDP is estimated to have risen by 0.3 per cent in the first quarter of 2013, and 0.6 per cent in the second quarter.  Employment has held on to the surprisingly strong gains that occurred through 2012, keeping the unemployment rate broadly stable at 7.8-7.9 per cent so far in 2013.  House prices have picked up, showing successive small monthly rises since late 2012 and are now 4.1 per cent higher than a year earlier at the end of June.  Commercial real estate (CRE) prices remain weaker, however, drifting down during the first quarter of 2013 and 2.6 per cent lower than a year earlier at end June.  Company failures continue to improve, declining to 3,619 (seasonally adjusted) in the first three months of 2013, the lowest since the second quarter of 2008.

The Irish economy continues to struggle against the headwinds of ongoing Eurozone recession, tight financial conditions and fiscal tightening. GDP was broadly flat in 2012, rising by 0.2 per cent, and shrank by 0.6 per cent in the first quarter of 2013. However there are a number of signs of stabilisation in the economy.  Employment grew by 1.1 per cent in the first quarter relative to a year ago, the unemployment rate is 1.4 percentage points below its 2011 peak and surveys of activity suggest Ireland continues to outperform its Eurozone peers.  House prices are also stabilising, up 1.2 per cent from a year ago in June, having fallen 4.5 per cent in 2012.  Commercial real estate prices continue to fall however, down 5.8 per cent in the year to 31 March 2013.

Future economic developments in the UK and Ireland depend crucially on the extent to which gradually improving domestic conditions can offset headwinds from the Eurozone.  The consensus view is that the Eurozone will emerge very slowly from recession towards the end of 2013, but there are substantial risks to that view.  Domestically, the UK and Ireland still face drags on recovery from government austerity policies and the still-high indebtedness of consumers.

The current consensus view for 2013 UK GDP growth is 1.0 per cent, an improvement from the 0.2 per cent recorded in 2012 but still very weak.  The UK Bank Rate is likely to stay at current low levels through the remainder of this year and next.  House prices are expected to continue to rise gradually through this year and CRE prices are expected to rise slightly during the second half, ending the year flat on a year earlier.  Unemployment is expected to remain broadly flat.  The current consensus view for 2013 Irish GDP growth is for another year of sub 1 per cent growth in 2013, and the unemployment rate there is expected to remain broadly stable through the rest of the year.  Irish house prices are expected to finish 2013 broadly flat.

The probability attached to this weak recovery scenario has risen so far this year as evidence of emerging recovery has built and the risk of a near-term destabilising shock from the Eurozone crisis has gradually abated.  However, whilst the Eurozone continues to inch only slowly towards a definitive solution to the crisis, there continues to be a risk that deterioration in the Eurozone economic outlook could result in a return to stagnation in the UK and Ireland, or could cause a significant recession either scenario accompanied by higher unemployment and higher corporate failures.  A significant recession would likely lead to a second leg of falling UK and Irish property prices, and rising commercial tenant defaults.  In turn, these developments would have a negative impact on the Group’s income, funding costs and impairment charges.

LLOYDS BANKING GROUP PLC

PRINCIPAL RISKS AND UNCERTAINTIES

At present the most significant risks faced by the Group are detailed below.  These risks could impact on the success of delivering against the Group’s long-term strategic objectives.

Credit risk

Principal risks
Adverse changes in the credit quality or behaviour of the Group’s borrowers and counterparties would be expected to reduce the value of the Group’s assets and increase the Group’s write-downs and allowances for impairment losses.  Credit risk can be affected by a range of macroeconomic, environment and other factors, including, inter alia, increased unemployment, reduced asset values (including residential and commercial real estate), lower consumer spending, increased consumer indebtedness, increased personal or corporate insolvency levels, reduced corporate profits, increased interest rates and/or higher tenant defaults.  The Group has exposure to commercial customers in both the UK and internationally, including Europe and Ireland, particularly related to commercial real estate lending, where the Group has a high level of lending secured on secondary and tertiary assets.  The Group’s portfolios may be impacted by some or all of these factors and the possibility of further economic downside risk remains.

Mitigating actions
The Group manages its credit risk in a variety of ways such as:

-	Through prudent and through the cycle credit risk appetite and policies;

-
Clearly defined levels of authority (including, independently sanctioned and controlled credit limits for commercial customers and counterparties, credit scoring models and credit policies for retail customers);

-	Credit processes and controls, including those governing forbearance; and

-
Group and Divisional committees that ensure distressed and impaired loans are identified, considered, controlled and appropriately escalated and appropriately impaired (taking account of the Group’s latest view of current and expected market conditions, as well as refinancing risk).

Reviews are undertaken at least quarterly and incorporate internal and external audit review and challenge.

Conduct risk

Principal risks
As a provider of a wide range of financial services products across different brands and distribution channels to an extremely broad and varied customer base and as a participant in market activities, the Group faces significant conduct risks, such as: products or services not meeting the needs of its customers; sales processes which could result in selling products to customers which do not meet their needs; failure to deal with a customer’s complaint effectively where the Group has got it wrong and not met customer expectations; and behaviours which do not meet market standards. Given the high level of scrutiny regarding financial institutions’ treatment of customers and business conduct from regulatory bodies, the media and politicians, there is a risk that certain aspects of the Group’s current or historic business may be determined by the Financial Conduct Authority (FCA) and other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or fair and reasonable treatment in their opinion.  The Group may also be liable for damages to third parties harmed by the conduct of its business.

Mitigating actions
The Group takes a range of mitigating actions with respect to this principal risk with clear and visible leadership from the top.  These actions are being developed within the Group’s Conduct Strategy initiative, including:

LLOYDS BANKING GROUP PLC

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

-
To support the Group’s strategy to be the best bank for customers: the Group is enhancing its approach to business strategy and planning, with the customer at the heart; it is continuing its journey to industry-leading complaints performance; its simplification programme is making customer interactions easy and straightforward

-
To support the transparency and simplification of the Group’s products: the Group is enhancing its conduct risk appetite statements, with detailed supporting MI and customer analytics to track continuous improvement, and a robust  product governance framework; it is developing its framework for rectifying and undertaking root-cause analysis of conduct issues where they arise; it is improving how it keeps a record of the delivery of fair outcomes for customers

-
To support how colleagues deliver the right outcomes for customers: the Group is enhancing recruitment and training and how it manages performance with clearer customer accountabilities; it is reviewing and developing how rewards and incentives drive customer-centric behaviours; it is strengthening sales processes and frameworks to deliver consistently fair outcomes for customers

–
This is supported by policies and standards in key areas, including product governance, customer treatment, sales, responsible lending, customers in financial difficulties, claims and complaint handling.  The Group develops colleagues’ awareness of these and other expected standards of conduct through these and other policies and standards and codes of responsibility.

-
The Group actively engages with regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns to ensure that the implementation of the Group’s Conduct Strategy meets evolving stakeholder expectations.

Market risk

Principal risks
The Group has a number of market risks, the principal ones being:

–
Interest rate risk: This risk to the Group’s banking income arises from competitive pressures on product terms in existing loans and deposits, which sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates.  A further related risk arises from the level of interest rates and the margin of interbank rates over central bank rates.  In addition, the defined benefit pension scheme liabilities are exposed to movements in long-term interest rates;

–
Equity risk: This risk arises from movements in equity market prices.  The main equity market risks arise in the Insurance business through the performance of future income (value of in-force) and defined benefit pension schemes; and

–
Credit spread risk: This risk arises when the market perception of the creditworthiness of a particular counterparty changes.  The main credit spread exposure arises in the Insurance business, defined benefit pension schemes and banking businesses.

Mitigating actions
Market risk is managed within a Board approved framework using a range of metrics to monitor the Group’s profile against its stated appetite and potential market conditions.

High level market risk exposure is reported regularly to appropriate committees for monitoring and oversight by senior management.

A variety of risk measures are used such as:

–	Sensitivity based measures (e.g. sensitivity to 100 basis points move in interest rates);

–	Percentile based measures (e.g. Value at Risk (VAR). The average 95 per cent 1-day trading VAR was £4.5 million for the half-year to 30 June 2013 (£7.0 million for the year to 31 December 2012)); and

–	Scenario/stress based measures (e.g. single factor stresses, macroeconomic scenarios).

LLOYDS BANKING GROUP PLC

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

In addition, profit and loss triggers are used in the Trading Books in order to ensure that mitigating action is discussed if profit and loss becomes volatile.

–
Interest rate risk: Exposure arising from the different repricing characteristics of the Group’s non-trading assets and liabilities, and from the mismatch between interest rate sensitive assets and interest rate sensitive liabilities, is managed centrally.  Matching assets and liabilities are offset against each other and interest rate swaps are also used to manage the residual exposure to within the non-traded market risk appetite.  Exposure arising from the margin of interbank rates over central bank rates is monitored and managed within the non-traded market risk appetite through appropriate hedging activity.  The defined benefit pension schemes have a swap hedging programme in place which will reduce the exposure to interest rate risk over time.

–
Equity and credit spread risk: The Group continues to liaise with defined benefit pension scheme Trustees with regard to appropriately de-risking the pension scheme portfolio.  Risk exposures within Insurance are reviewed regularly and appropriate hedging opportunities are considered.

Operational risk

Principal risks
The principal operational risks in the Group are:

-	IT systems and resilience: The risk of customer impact and/or loss to the Group resulting from failure to develop, deliver or maintain effective IT solutions.

-	Information security: The risk of information leakage, loss or theft.

-	External fraud: The risk of loss to the Group and/or its customers resulting from an act of deception or omission.

-	Customer process: The risk of new issues, process weaknesses and control deficiencies within the Group’s customer facing processes.

Mitigating actions
The Group’s control environment receives regular review and investment.  Contingency plans are maintained for a range of potential scenarios with a regime of regular disaster recovery exercises, both Group specific and industry wide.  Significant investment has been, and continues to be made in IT infrastructure and systems to ensure their resilience, security and to enhance the business and customer services they support.

The Group adopts a risk based approach to mitigate the external fraud risk it faces, reflecting the current and emerging external fraud risks within the market.  This approach drives an annual programme of enhancements to the Group’s technology, process and people related controls; with emphasis on preventative controls, supported by real time detective controls wherever feasible.  Through Group-wide policies and operational control frameworks the Group has developed a robust fraud operating model with centralised accountability.  Over the past six months the Group has revised and enhanced its incident management capability to increase its speed of response to customer impacting incidents.

Material operational risks are reported regularly to appropriate committees, attracting senior management visibility, and are managed via a range of strategies - avoidance, mitigation, transfer (including insurance), and acceptance.

LLOYDS BANKING GROUP PLC

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

People risk

Principal risks
The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives and to be the best bank for customers.  Over the coming six months the Group’s ability to manage people risks successfully is likely to be affected by the following factors:

–	The ongoing pace of change may disrupt the Group’s ability to lead and manage its people effectively in some areas;

–	The developing and increasingly rigorous and intrusive regulatory environment may challenge the Group’s people strategy, remuneration practices and retention; and

–	Negative political and media attention on the banking sector culture, sales practices and ethical conduct may impact colleague engagement, investor sentiment and the Group’s cost base.

Mitigating actions
The Group’s mitigating actions with respect to people risk include:

–
Strengthening the risk and customer focused culture amongst colleagues by developing and delivering a number of initiatives that reinforce behaviours to generate the best possible long-term outcomes for customers and colleagues;

–	Continuing to ensure strong management of the impact of organisational change and consolidation on colleagues;

–	Embedding the Group’s Codes of Personal and Business Responsibility across the Group;

–	Reviewing and developing incentives continually to ensure they promote colleagues behaviours that meet customer needs and regulatory expectations;

–	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning;

–	Maintaining focus on people risk management across the Group; and

–
Ensuring compliance with legal and regulatory requirements related to Approved Persons and the Remuneration Code, and embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities.

Liquidity and funding

Principal risks
The Group is dependent on confidence in the short and long-term wholesale funding markets.  Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.  The key dependencies on successfully funding the Group’s balance sheet include:

–	Continued functioning of the money and capital markets;

–	The continuation of the Group’s strategy of right-sizing the balance sheet and development of the retail deposit base which has led to a significant reduction in the wholesale funding requirement;

–	Limited further deterioration in the UK’s and the Group’s credit rating; and

–	No significant or sudden withdrawal of customer deposits.

Mitigating actions
Liquidity and funding risk appetite for the banking businesses is set by the Board and this statement of the Group’s overall appetite for liquidity risk is reviewed and approved annually by the Board.

LLOYDS BANKING GROUP PLC

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

–
The Group’s liquidity and funding position is underpinned by its significant customer deposit base, and has been supported by stable funding from the wholesale markets with a reduced dependence on short-term wholesale funding.

–	At 30 June 2013, the Group had £214.5 billion of liquid unencumbered assets in its liquidity portfolio which are available to meet cash and collateral outflows.

–
Daily monitoring and control processes are in place to address regulatory liquidity requirements.  The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group.

–
The Group carries out stress testing of its liquidity position against a range of scenarios, including those prescribed by the Prudential Regulation Authority (PRA), on an ongoing basis.  The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

–
The Group has a contingency funding plan embedded within the Group Liquidity Policy which has been designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing.

Insurance risk

Principal risks
The major sources of insurance risk are within the Insurance business and the Group’s defined benefit pension schemes.  Insurance risk is inherent in the Insurance business and can be affected by customer behaviour.  Insurance risks accepted relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment.  The primary insurance risk of the Group’s defined benefit pension schemes is related to longevity.

Insurance risk has the potential to significantly impact the earnings and capital position of the Insurance business of the Group.  For the Group’s defined benefit pension schemes, insurance risk could significantly increase the cost of pension provision and impact the balance sheet of the Group.

Mitigating actions
The Group’s mitigating actions with respect to this principal risk include:

–
Actuarial assumptions are reviewed in line with experience and in-depth reviews are conducted regularly.  Longevity assumptions for the Group’s defined benefit pension schemes are reviewed annually together with other IFRS assumptions.  Expert judgement is required; and

–	Insurance risk is controlled by robust processes including underwriting, pricing-to-risk, claims management, reinsurance and other risk mitigation techniques.

Insurance risk is reported regularly to appropriate committees and boards.

LLOYDS BANKING GROUP PLC

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

State funding and state aid

Principal risks
HM Treasury currently holds 38.7 per cent of the Group’s ordinary share capital.  United Kingdom Financial Investments Limited (UKFI), as manager of HM Treasury’s shareholding, continues to operate in line with the framework document between UKFI and HM Treasury, managing the investment in the Group on a commercial basis without interference in day-to-day management decisions.  There is a risk that a change in Government priorities could result in the framework agreement currently in place being replaced leading to interference in the operations of the Group.

In addition, the Group is subject to European Union (EU) State Aid obligations in line with the Restructuring Plan agreed with HM Treasury and the EU College of Commissioners in November 2009.  This has placed a number of requirements on the Group including an asset reduction target from a defined pool of assets by the end of 2014 (Project Atlantic), and the disposal of certain portions of its Retail business by the end of November 2013 (Project Verde).  There is a risk that if the Group does not deliver its divestment commitments by then, a Divestiture Trustee would be appointed to dispose of the divestment, which could be sold at a negative price.

Mitigating actions
The Group has received no indications that the Government intends to change the existing operating arrangements with regard to the role of UKFI and engagement with the Group.

The Group continues to make good progress in respect to its State Aid commitments.  In line with strengthening of the balance sheet, the Group has made excellent progress against its asset reduction commitment and reached the reduction total required in December 2012, two years ahead of the mandated completion date.  The European Commission confirmed in May 2013 to HM Treasury that the Group had satisfied and therefore was formally released from this commitment.

As announced on 24 April 2013, following the withdrawal of the Co-Operative Group from the sale process the Group now intends to divest Verde through an IPO, subject to regulatory and EU Commission approval, having maintained this option throughout the process to ensure best value for shareholders and certainty for customers and colleagues.  The Group has already made good progress in the creation of Verde as a stand-alone bank with a strong management team already in place and good progress made in delivering segregated IT systems on the proven Lloyds Banking Group platform.  Detailed plans are in place to rebrand the business as TSB which will be visible on the High Street from September this year, at which point the TSB Bank (Verde) will operate as a separate business within Lloyds Banking Group.  As a result of the Co-op’s withdrawal, the Group will not meet the November 2013 deadline and is currently in discussions regarding a revised timeline for disposal via an IPO, with the EU Commission and HM Treasury.  To date, the Group has received no indication that the EU Commission intends to appoint a Divestiture Trustee post November 2013.

The Group continues to work closely with the PRA, FCA, EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission to ensure the successful implementation of the Restructuring Plan and mitigate customer impact.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO

Group

Overview
•	The Group’s impairment charge decreased by 43 per cent to £1,813 million in the half year to 30 June 2013, continuing the improvement seen in 2012.

•
Impaired loans as a percentage of closing advances reduced to 7.7 per cent at 30 June 2013, from 8.6 per cent at 31 December 2012, driven by improvements in Commercial Banking and reflecting reductions in loan books.

•	The Group continues to proactively manage down sovereign as well as banking and trading book exposure to selected Eurozone countries.

•	The Group’s divestment strategy remains focused on reducing assets which are outside of its risk appetite and on the disposal of higher risk positions.

Impairment charge by division
	Half-year to 30 June 2013	Half-year to 30 June 2012	Change since 30 June 2012	Half-year to 31 Dec 2012
	£m	£m	%	£m

Retail	636	758	16	512
Commercial Banking	727	1,408	48	1,538
Wealth, Asset Finance and International	450	991	55	489
Central items	–	–		1
Total impairment charge	1,813	3,157	43	2,540

Total impairment charge comprises:
	Half-year to 30 June 2013	Half-year to 30 June 2012	Change since 30 June 2012	Half-year to 31 Dec 2012
	£m	£m	%	£m

Loans and advances to customers	1,810	3,082	41	2,572
Debt securities classified as loans and receivables	1	28	96	(13)
Available-for-sale financial assets	2	28	93	9
Other credit risk provisions	–	19		(28)
Total impairment charge	1,813	3,157	43	2,540

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Impaired loans and provisions

Group
At 30 June 2013	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans2
	£m	£m	%	£m	%

Retail	343,513	7,993	2.3	2,256	32.3
Commercial Banking	140,472	19,102	13.6	8,377	43.9
Wealth, Asset Finance and International	39,833	13,285	33.4	9,504	71.5
Reverse repos and other items	2,833	–		–
Total gross lending	526,651	40,380	7.7	20,137	51.1
Impairment provisions	(20,137)
Fair value adjustments3	(730)
Total Group	505,784

1	Impairment provisions include collective unimpaired provisions.
2	Impairment provisions as a percentage of impaired loans are calculated excluding Retail unsecured loans in recoveries (£1,005 million).
3
The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected future impairment losses and market liquidity at the date of acquisition.  The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred.  The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment).  The fair value unwind in respect of impairment losses incurred was £324 million for the period ended 30 June 2013.    The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans2
	£m	£m	%	£m	%
	,
Retail	346,560	8,320	2.4	2,335	32.5
Commercial Banking	144,770	23,965	16.6	9,984	41.7
Wealth, Asset Finance and International	42,927	14,008	32.6	9,453	67.5
Reverse repos and other items	5,814	–		–
Total gross lending	540,071	46,293	8.6	21,772	48.2
Impairment provisions	(21,772)
Fair value adjustments3	(1,074)
Total Group	517,225

1	Impairment provisions Include collective unimpaired provisions.
2	Impairment provisions as a percentage of impaired loans are calculated excluding Retail unsecured loans in recoveries (£1,129 million).
3
The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected future impairment losses and market liquidity at the date of acquisition.  The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred.  The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment).  The fair value unwind in respect of impairment losses incurred was £868 million for the period ended 31 December 2012.  The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Forbearance

The Group operates a number of schemes to assist borrowers who are experiencing financial stress.  The material elements of these schemes through which the Group has granted a concession, whether temporarily or permanently,   are set out below.

Retail customers
The Group classifies the treatments offered to retail customers who have experienced financial difficulty into the following categories:

–
Reduced contractual monthly payment: a temporary account change to assist customers through periods of financial difficulty where arrears do not accrue at the original contractual payments, for example capital payment breaks and payment assistance breaks.  Any arrears existing at the commencement of the arrangement are retained;

–	Financial distress assistance: an arrangement for customers in financial distress where arrears accrue at the contractual payment, for example short-term arrangements to pay and term extensions; and

–	Repair: an account change used to repair a customer’s position when they have emerged from financial difficulty, for example capitalisation of arrears.

Forbearance classification
The Group classifies a retail account as forborne at the time a customer in financial difficulty is granted a concession.  Where a change results in a reduced contractual monthly payment or is a short-term arrangement to pay, it is included within the forborne analysis below if the customer is currently benefitting from the forbearance treatment.  Where the treatment involves a permanent change to the contractual basis of the customer’s account, such as a capitalisation of arrears or term extension, the Group only classifies the balance as forborne for a period of 12 months, after which no distinction is made between these accounts and others where no change has been made.

The tables below set out the Group’s forborne loans and advances to customers at 30 June 2013.

Mortgages
At 30 June 2013, UK and Irish retail secured loans and advances subject to forbearance were 1.6 per cent (31 December 2012: 1.8 per cent) of total UK and Irish retail secured loans and advances.  Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired		Impairment provisions as % of loans and advances which are forborne
	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012
	£m	£m	£m	£m	%	%
UK
Reduced contractual monthly payment	1,625	2,706	229	359	3.7	3.6
Financial distress	1,262	1,066	201	174	3.6	3.1
Repair	1,824	1,644	34	35	3.6	4.7
Total – UK	4,711	5,416	464	568	3.6	3.9
Ireland
Reduced contractual monthly payment	9	11	6	6	38.1	30.8
Financial distress	274	274	238	229	51.0	43.4
Repair	308	286	44	28	28.6	30.9
Total – Ireland	591	571	288	263	39.2	36.9

Total – UK and Ireland	5,302	5,987	752	831	7.6	7.0

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Impairment assessment of retail mortgages subject to forbearance
The Group regards a forborne loan as impaired if it is six or more months in arrears (or certain cases where the borrower is bankrupt), in line with the Group’s definition of an impaired asset for UK secured loans.  Both impaired and unimpaired loans which are forborne are grouped with other assets with similar risk characteristics and assessed collectively for impairment as described below.

The Group's approach is to ensure that provisioning models, supported by management judgement, appropriately reflect the underlying loss risk of exposures.  The Group uses sophisticated behavioural scoring to assess customers' credit risk.  The underlying behavioural scorecards consider many different characteristics of customer behaviour, both static and dynamic, from internal sources and also from credit bureaux data, including characteristics that may identify when a customer has been in arrears on products held with other firms.  Hence, these models take a range of potential indicators of customer financial distress into account.

The performance of such models is monitored and challenged on an ongoing basis, in line with the Group’s model governance policies.  The models are also regularly recalibrated to reflect up to date customer behaviour and market conditions.  Specifically, regular detailed analysis of modelled provision outputs is undertaken to demonstrate that the risk of forbearance or other similar activities is recognised, that the outcome period adequately captures the risk and that the underlying risk is appropriately reflected.  Where this is not the case, additional provisions are applied to capture the risk.

Personal loans, overdrafts and credit cards
At 30 June 2013, UK retail unsecured loans and advances subject to forbearance were 1.9 per cent (31 December 2012: 2.1 per cent) of total UK retail unsecured loans and advances. Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired		Impairment provisions as % of loans and advances which are forborne
	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012
	£m	£m	£m	£m	%	%

Reduced contractual monthly payment	223	257	210	239	46.8	50.1
Financial distress	70	90	65	84	52.4	57.9
Repair	126	125	27	33	3.2	4.2
Total	419	472	302	356	34.6	39.4

Collective impairment assessment of UK retail personal loans, overdrafts and credit cards subject to forbearance
Credit risk provisioning for the UK retail unsecured portfolio is undertaken on a purely collective basis.  The approach used is based on segmented cash flow models, divided into two primary streams for loans judged to be impaired and those that are not.  The Group regards all accounts subject to repayment plans and collections refinance loans as impaired.

For exposures that are judged to be impaired, provisions are determined through modelling the expected cure rates, write-off propensity and cash flows with segments explicitly relating to repayment plans and refinance loans treatments.  Payments of less than the monthly contractual amount are reflected in reduced cash flow forecasts when calculating the impairment allowance for these accounts.

The outputs of the models are monitored and challenged on an ongoing basis.  The models are run monthly meaning that current market conditions and customer processes are reflected in the output.  Where the risks identified are not captured in the underlying models, appropriate additional provisions are made.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Other retail
Asset Finance operates a number of retail portfolios including Black Horse Motor Finance as well as a number of portfolios closed to new business and currently in run-off.  The reduction in the level of forborne loans in the first half of 2013 was driven by the continuing run-off and sale of portfolios of assets which are outside of the Group’s risk appetite.  The table below includes both the open and closed retail portfolios in the Asset Finance business:

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired		Impairment provisions as % of loans and advances which are forborne
	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012
	£m	£m	£m	£m	%	%

Reduced contractual monthly payment	253	328	230	301	58.0	58.0
Financial distress	96	112	83	102	24.1	24.8
Repair	4	7	–	2	0.6	1.6
Total	353	447	313	405	48.1	48.8

Commercial customers
The Group treats forbearance for commercial customers as the granting of a concession to a borrower who is in financial difficulty or where their risk profile is such that the Group would not otherwise consider the concession.  The Group’s policy is that this applies to both temporary (for example, distressed covenant waivers) and permanent (for example, loan extensions and covenant amendments) forbearance concessions.

The main types of concessions to commercial customers in financial distress are set out below:

–
Amendments:  This includes temporary and permanent waivers, amendment or resetting of contractual covenants (including LTV and interest cover), amendments to an interest rate to a level considered outside of market or the Group’s risk appetite, or other amendments such as changes to collateral, or other debt servicing arrangements;

–
Extensions:  This includes extension and/or alteration of repayment terms to a level outside of market or the Group’s risk appetite due to the customer’s inability to make existing contractual repayment terms;

–	Forgiveness: This includes debt for equity swaps or partial debt forgiveness. This type of forbearance will always give rise to impairment; and

–	Multiple type of forbearance (essentially a mixture of the above three).

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Where a concession is granted to an obligor that is not in financial difficulty or the risk profile is considered within current risk appetite, the concession would not be considered to be an act of forbearance.

A number of options are available to the Group where a customer is facing financial difficulty, and each case is treated depending on its own specific circumstances.  The Group’s strategy and offer of forbearance is largely dependent on the individual situation and early identification, control and monitoring are key in order to support the customer and protect the Group.  Concessions are often provided to help the customer with their day to day liquidity and working capital.  An example of this relates to helping to maintain the business through a temporary difficult period.

Forbearance classification
The Group automatically treats all impaired assets in Commercial Banking as having been granted some form of forbearance.  Impaired obligors are always treated as forborne.

An obligor that is unimpaired and where forbearance has been granted will remain treated and recorded as forborne until it evidences acceptable performance over a period of time.  This period will depend on a number of factors such as whether the obligor is trading in line with the revised plan, it is operating within the new terms and conditions (including observation to revised covenants and contractual payments), its financial performance is stable or improving, and there are no undue concerns over its future performance.  As a minimum, this period is expected to be at least six months following a forbearance event.  Once an obligor evidences acceptable performance over a period of time, the Group would expect that it could be returned to the mainstream good classification and they would no longer be considered forborne.  It is important to note that such a decision can be made only by the independent Risk division.  The exception to this six month minimum period is where a permanent structural cure is made (for example, in a real estate transaction, this could be an injection of collateral security or partial repayment of debt to restore an LTV back to within risk appetite).  In this case, the obligor may be removed from the forbearance category once the permanent cure has been made.

Impairment assessment of commercial loans subject to forbearance
The Group recognises that forbearance alone is not necessarily an indicator of impaired status but is a trigger point for the review of the customer’s credit profile.  The Group grants forbearance only when it believes that there is a realistic prospect of the customer’s performance and liquidity improving.  If there is any concern over future cash flows and the Group incurring a loss, then forborne loans will be classified as impaired if they meet the Group’s standard definition of impairment.  Recovery can sometimes be through improvement in market or economic conditions, or the customer may benefit from access to alternative sources of liquidity such as an equity injection.  These can be especially relevant in real estate or other asset backed transactions where a fire sale of assets in a weak market is unattractive.

The granting of forbearance does not necessarily mean that it is expected that future cash flows will fall, or that the asset is impaired.  Depending on circumstances and when operated within robust parameters and controls, the Group believes forbearance can help support the customer in the short to medium term.  Therefore the Group expects to have unimpaired forborne assets within its portfolios, although as noted below, these are specifically controlled and managed.   Unimpaired forborne assets are included in calculating the overall collective unimpaired provision, and which uses the historic observed default rate of the portfolio as a whole as part of its calculation.

It is Group policy that where a commercial customer is considered forborne it must be managed either within the Group’s good book watchlist classifications or within a Business Support Unit.  The majority of the forborne assets in Commercial Banking are managed in a Business Support Unit.  Forborne assets are not permitted to exist outside these two areas of increased control and management.  The Group’s robust credit risk classification process ensures that any such obligors are managed in the appropriate specialist area, and if appropriate, an impairment provision is taken.

All customers in Business Support, and those on the good book watchlist, including those on which forbearance has been granted, are subject to greater monitoring. Any event that has an adverse or potentially adverse impact on the ability of the customer to repay in full is likely to lead the asset being impaired and, if required, an impairment allowance recognised.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

The tables below set out the Group’s forborne loans and advances to commercial customers at 30 June 2013.

	Total loans and advances which are forborne		Impairment provisions as % of loans and advances which are forborne
	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012
	£m	£m	%	%

Impaired	19,102	23,965	43.9	41.7
Unimpaired	8,914	9,027	–	–
Total	28,016	32,992	29.9	30.3

All impaired assets are considered forborne.  At 30 June 2013, £8,914 million of unimpaired assets were considered forborne as a result of proactive management of cases to help customers in financial difficulties.

The table below sets out the Group’s largest unimpaired forborne loans and advances to commercial customers (exposures over £10 million) as at 30 June 2013 by type of forbearance, together with a breakdown on which exposures are classified as Direct Real Estate:

At 30 June 2013	Direct Real Estate	Other industry sector	Total
	£m	£m	£m

Type of unimpaired forbearance
Exposures > £10 million (on UK booked exposures)
Amendments	1,295	975	2,270
Extensions	897	600	1,497
Multiple	130	310	440
	2,322	1,885	4,207
Exposures < £10 million and other non-UK booked exposures			4,707
Total			8,914

Whilst the material portfolios have been reviewed for forbearance, some portfolios within Commercial Banking have not been reviewed on the basis that the level is relatively immaterial or because the concept of forbearance is not relevant, for example if the portfolio is of very strong quality and/or the impairment history is negligible.

Ireland commercial real estate and corporate (part of Wealth, Asset Finance and International division)
All loans and advances in Ireland commercial real estate and corporate (whether impaired or unimpaired) are treated as forborne.

	Total loans and advances which are forborne		Impairment provisions as % of loans and advances which are forborne
	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012
	£m	£m	%	%

Impaired	10,541	10,967	73.0	68.0
Unimpaired	1,656	1,908	–	–
Total	12,197	12,875	63.1	58.0

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Retail

Overview
•
The Retail impairment charge was £636 million in the first half of 2013, a decrease of 16 per cent against the first half of 2012.  The decrease was primarily driven by debt sale activity in the unsecured portfolio.

•	The Retail impairment charge, as an annualised percentage of average loans and advances to customers, decreased to 0.37 per cent in the first half of 2013 from 0.43 per cent in the first half of 2012.

•	The overall value of assets entering arrears in the first half of 2013 has been broadly stable.

Impairment charge
	Half-year to 30 June 2013	Half-year to 30 June 2012	Change since 30 June 2012	Half-year to 31 Dec 2012
	£m	£m	%	£m

Secured	187	173	(8)	204
Unsecured	449	585	23	308
Total impairment charge	636	758	16	512

Impairment charge as a % of average advances	0.37%	0.43%	(6)bp	0.29%

Impaired loans and provisions
Retail impaired loans decreased by £327 million to £7,993 million compared with 31 December 2012 and, as a percentage of closing loans and advances to customers, decreased to 2.3 per cent from 2.4 per cent at 31 December 2012.  Impairment provisions as a percentage of impaired loans (excluding unsecured loans in recoveries) decreased to 32.3 per cent from 32.5 per cent at 31 December 2012 driven by the reduction in unsecured impaired loans.

At 30 June 2013	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans3
	£m	£m	%	£m	%

Secured	321,717	6,217	1.9	1,614	26.0
Unsecured:
Collections		771		642	83.3
Recoveries2		1,005		–
	21,796	1,776	8.1	642
Total gross lending	343,513	7,993	2.3	2,256	32.3
Impairment provisions	(2,256)
Fair value adjustments	(718)
Total	340,539

1	Impairment provisions include collective unimpaired provisions.
2	Recoveries assets are written down to the present value of future expected cash flows on these assets.
3	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans3
	£m	£m	%	£m	%

Secured	323,862	6,321	2.0	1,616	25.6
Unsecured:
Collections		870		719	82.6
Recoveries2		1,129		–
	22,698	1,999	8.8	719
Total gross lending	346,560	8,320	2.4	2,335	32.5
Impairment provisions	(2,335)
Fair value adjustments	(915)
Total	343,310

1	Impairment provisions include collective unimpaired provisions.
2	Recoveries assets are written down to the present value of future expected cash flows on these assets.
3	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

The Retail division’s loans and advances to customers are analysed in the following table:

	At 30 June 2013	At 31 Dec 2012
	£m	£m

Secured:
Mainstream	246,332	248,735
Buy to let	50,632	49,568
Specialist	24,753	25,559
	321,717	323,862
Unsecured:
Credit cards	9,270	9,465
Personal loans	10,042	10,523
Overdrafts	2,484	2,710
	21,796	22,698
Total gross lending	343,513	346,560

Secured
The impairment charge increased by £14 million, to £187 million compared with the first half of 2012, and decreased by £17 million compared with the second half of 2012.  The annualised impairment charge, as a percentage of average loans and advances to customers, has remained broadly stable at 0.12 per cent compared to the first half of 2012.  Impairment provisions have been maintained at £1,614 million at 30 June 2013 compared to £1,616 million at 31 December 2012.  As a result of this, impairment provisions as a percentage of impaired loans increased to 26.0 per cent from 25.6 per cent at 31 December 2012.

The impairment provisions held against secured assets reflect the Group’s view of appropriate allowance for incurred losses.  The Group holds appropriate impairment provisions for customers who are experiencing financial difficulty, either on a forbearance arrangement or who may be able to maintain their repayments only whilst interest rates remain low.

The value of mortgages greater than three months in arrears (excluding repossessions) decreased by £75 million to £9,562 million at 30 June 2013 compared to £9,637 million at 31 December 2012.

The number of customers entering into arrears was broadly stable in the first half of 2013.

Mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of debt1		Total mortgage balances %
	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012	At 30 June 2013	At 31 Dec 2012
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	56,585	55,905	2.2	2.2	6,365	6,287	2.6	2.5
Buy to let	6,820	7,306	1.5	1.6	947	1,033	1.9	2.1
Specialist	12,929	13,262	7.6	7.6	2,250	2,317	9.1	9.1
Total	76,334	76,473	2.4	2.4	9,562	9,637	3.0	3.0

1	Value of debt represents total book value of mortgages in arrears.

The stock of repossessions increased to 2,681 cases at 30 June 2013 compared to 2,438 cases at 31 December 2012.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Secured loan to value analysis
The average indexed loan to value (LTV) on the mortgage portfolio at 30 June 2013 decreased to 54.0 per cent compared with 56.4 per cent at 31 December 2012.  The average LTV for new mortgages and further advances written in the first half of 2013 was 63.6 per cent compared with 62.6 per cent for 2012.

The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 7.2 per cent at 30 June 2013, compared with 11.7 per cent at 31 December 2012. The tables below show LTVs across the principal mortgage portfolios.

Actual and average LTVs across the Retail mortgage portfolios

At 30 June 2013	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	34.8	16.9	17.5	30.6
60% to 70%	15.7	18.0	13.0	15.8
70% to 80%	19.3	26.8	19.5	20.6
80% to 90%	15.6	14.9	19.9	15.8
90% to 100%	8.3	14.6	16.4	10.0
Greater than 100%	6.3	8.8	13.7	7.2
Total	100.0	100.0	100.0	100.0
Average loan to value:2
Stock of residential mortgages	50.6	69.6	68.9	54.0
New residential lending	63.4	64.8	n/a	63.6
Impaired mortgages	70.5	96.2	85.2	76.0

At 31 December 2012	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	31.9	12.8	14.7	27.6
60% to 70%	12.8	12.9	9.7	12.6
70% to 80%	18.3	26.2	17.2	19.4
80% to 90%	16.6	16.5	19.1	16.8
90% to 100%	10.5	15.4	18.5	11.9
Greater than 100%	9.9	16.2	20.8	11.7
Total	100.0	100.0	100.0	100.0
Average loan to value:2
Stock of residential mortgages	52.7	73.6	72.6	56.4
New residential lending	62.3	64.5	n/a	62.6
Impaired mortgages	72.2	99.3	88.1	78.3

1	Specialist lending is closed to new business and is in run-off.
2	Average loan to value is calculated as total loans and advances as a percentage of the total collateral of these loans and advances.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Unsecured
In the first half of 2013 the impairment charge on unsecured loans and advances to customers reduced by £136 million compared with the first half of 2012 and increased by £141 million to £449 million compared with the second half of 2012.  The movements were driven by debt sale and recoveries stock management activities; the underlying trend is broadly stable.  The annualised impairment charge as a percentage of average loans and advances to customers decreased to 4.01 per cent in the first half of 2013 from 4.80 per cent in the first half of 2012.

Impaired loans decreased by £223 million since 31 December 2012 to £1,776 million at 30 June 2013 which represented 8.1 per cent of closing loans and advances to customers, compared with 8.8 per cent at 31 December 2012.  The reduction in impaired loans is a result of the Group’s sustainable risk appetite and ongoing effective portfolio management.  Retail’s exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers’ changing financial circumstances.

Impairment provisions decreased by £77 million, compared with 31 December 2012.  This reduction was driven by fewer assets entering arrears and recoveries assets being written down to the present value of future expected cash flows.  Impairment provisions as a percentage of impaired loans in collections increased to 83.3 per cent at 30 June 2013 from 82.6 per cent at 31 December 2012.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Commercial Banking

Overview
•
The Commercial Banking impairment charge was £727 million in the first half of 2013, substantially lower than the £1,408 million in the first half of 2012.  The impairment charge was also lower compared to £1,538 million in the second half of 2012.

•
The overall quality of the Commercial Banking portfolio remains good.  The Group’s prudent through the cycle approach to risk appetite, and the continuing low interest rate environment are helping maintain defaults at a relatively low level, despite subdued economic conditions.

•
The impairment charge as a percentage of average loans and advances decreased to 1.03 per cent from 1.61 per cent in the first half of 2012, and materially improved from 2.06 per cent for the half year to 31 December 2012.

Impairment charge
	Half-year to 30 June 2013	Half-year to 30 June 2012	Change since 30 June 2012	Half-year to 31 Dec 2012
	£m	£m	%	£m

Impairment charge	727	1,408	48	1,538

Impairment charge as a % of average advances	1.03%	1.61%	(58)bp	2.06%

Impaired loans and provisions

Commercial Banking impaired loans reduced substantially by 20.3 per cent to £19,102 million compared with 31 December 2012.  As a percentage of closing loans and advances to customers, impaired loans reduced to 13.6 per cent from 16.6 per cent at 31 December 2012, despite a reducing portfolio.  Impairment provisions as a percentage of impaired loans improved to 43.9 per cent from 41.7 per cent at 31 December 2012 driven by increased provisions made on a number of existing impaired connections and the disposal of impaired loans with lower coverage.

At 30 June 2013	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Total Commercial Banking	140,472	19,102	13.6	8,377	43.9
Reverse repos	1,917
Impairment provisions	(8,377)
Fair value adjustments	–
Total	134,012

1	Includes collective unimpaired provisions of £826 million.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Total Commercial Banking	144,770	23,965	16.6	9,984	41.7
Reverse repos	5,087
Impairment provisions	(9,984)
Fair value adjustments	(131)
Total	139,742

1	Includes collective unimpaired provisions of £894 million.

SME - the SME portfolio continues to grow within prudent credit risk appetite parameters and net lending increased 5 per cent year-on-year reflecting the Group’s continuing commitment to support the UK economy and the Funding for Lending Scheme, with portfolio credit quality either remaining stable or improving across all key metrics.  There have been no material changes to credit risk appetite.

The impairment charge has reduced to £89 million in the first half of 2013 compared to £116 million in the first half of 2012.  Stable credit quality and a reducing impairment charge reflect the Group’s consistent and prudent through the cycle credit risk appetite, and is also a function of benefitting from a low interest rate environment which has helped to maintain defaults at a lower level.  Notwithstanding this, the Group always looks to ensure that new business originated can sustain an increase in policy rates over the medium-term back to more normal levels.

This is all part of the Group’s commitment to support clients through the cycle and its prudent credit risk appetite remains key.  The Group’s control and monitoring activities play an important role in identifying customers showing early signs of financial stress and bringing them into the Group’s support model so prompt and supporting actions can be taken.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Mid Markets – the vast majority of the business remains UK-focused with consequent dependency on the performance of the domestic economy.  Fragile consumer sentiment, public sector austerity measures and low investment activity and appetite, particularly outside London and the South East, have continued to contribute towards soft trading conditions and constrained demand for credit.  The impact of reduced demand remains evident in consumer discretionary spending sectors such as retail and leisure and investment-driven sectors such as construction, although the Group’s portfolio in these sectors has proven resilient during the first half of 2013.  The Residential Care portfolio has remained susceptible to sector-wide pressures, which continued during the first half of 2013.

The Mid Markets real estate business is focused predominantly upon unquoted private real estate portfolios.  Credit quality continues to improve and the number of new non-performing customers continues to moderate.  New business propositions are being written under robust policy parameters and in line with agreed risk appetite.  The challenging backdrop of the UK economy is maintaining pressure on the domestic real estate market with capital and rental values remaining subdued particularly outside of the London and South East region.

Global Corporates – the portfolio related to trading companies continues to be predominantly Investment Grade focused; the overall portfolio asset quality remains good; and corporate balance sheets generally remain conservatively structured following a period of de-leveraging through the downturn.  2013 continues to see a limited number of mergers and acquisitions, with conservative structuring approaches being adopted and subsequent focus on rapid de-leveraging.  Whilst the Group continues to see weakness in sectors such as Media, Retail, Leisure, Manufacturing and Construction across the UK and Continental Europe, there are now some signs of a slow improvement, albeit this remains fragile.

The Global Corporates real estate customer franchise is focused on the larger borrower end of the UK property market with a bias to the quoted public listed companies and funds sector.  Portfolio credit quality remains very acceptable being underpinned by seasoned management teams with proven asset management skills generating predictable cash flows from their income producing portfolios.  Access to capital to exploit market opportunities remains available and the customer bias towards London and ‘prime’ assets has enhanced performance despite the overall challenging UK market conditions.  Developing signs of greater distribution appetite in the market including increased participation from insurers is likely to increase the diversity of customer funding options.

Financial Institutions – Commercial Banking maintains relationships with many major financial institutions throughout the world.  These relationships are either client focused or held to support the Group’s funding, liquidity and general hedging requirements.  Trading exposures continue to be predominantly short-term and/or collateralised with inter bank activity mainly undertaken with strong investment grade counterparties.  The Eurozone remains challenging and continues to demand very close portfolio scrutiny and oversight.  Detailed contingency plans are in place and continuously refined, whilst modest exposures to financial institutions domiciled in peripheral Eurozone countries continue to be managed within tight risk parameters.

Financial Markets provides access to the external wholesale market to facilitate the Group’s balance sheet management activities providing pricing and risk management solutions to both internal and external clients.

The majority of funding and risk management activity is transacted with investment grade counterparties including Sovereign central banks and much of it is on a collateralised basis, such as repos facing a Central Counterparty (CCP).  Derivative transactions with Financial Institution counterparties are typically collateralised under a credit support annex in conjunction with the ISDA Master Agreement.  The Group continues to consolidate its counterparty risk via CCP’s as part of an ongoing move to reduce bilateral counterparty risk by clearing standardised derivative contracts.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Other Corporate Real Estate and Corporate
Loans and advances to customers include the Corporate Real Estate Business Support Unit (BSU) portfolio.

The portfolio has reduced significantly ahead of expectations primarily due to the momentum on asset disposals which totalled around £3.6billion (net book value) in the half year.  The Corporate Real Estate BSU element of the portfolio reduced from £15.7 billion to £11.9 billion during the first half of 2013.

Over two thirds of the portfolio consists of direct real estate loans.  The remainder relates to loans to other real estate related sectors, supported by trading activities (such as housebuilders, hotels and care homes) which are managed by specialist teams.  The principal aim is to minimise losses for the Group and to support the Group’s clients through difficult periods.  This activity can involve the restructuring of loans, seeking deleverage through asset sales and other sale initiatives.  A consensual route with its clients is always the Group’s preferred option.  The portfolio remains regionally focused with real estate asset quality that is largely secondary and tertiary in nature.  These assets have been the subject of frequent review, and have been impaired to appropriate levels.  In assessing the Group’s impairment provisions, allowance is taken for the Group’s greater proportion of secondary real estate assets.  Consequently a steeper fall in real estate prices, compared to the general market index expectations, is used to calculate impairment provisions.

Specialist Finance
Loans and advances to customers includes the element of the Acquisition Finance portfolio which is outside the Group’s risk appetite, along with the Asset Based Finance portfolios (Ship Finance, Aircraft Finance, Infrastructure and Rail Capital).  Total gross loans and advances reduced by £2.6 billion in the half year to 30 June 2013 mainly due to disposals of £2.2 billion (net book value).

Impairment charges in the element of the Acquisition Finance portfolio which is outside of the Group’s risk appetite have continued to decline significantly, reflecting further reductions in the size of the portfolio.

The Ship Finance portfolio continues to exhibit stress due to falls in asset values across the key sectors (tankers, dry bulk and containers) and as a consequence impairment charges are running at similar levels to those experienced through 2012.  The Group has continued its strategy of disposing these assets and several initiatives are planned to take place through the remainder of 2013.

In addition to loans and advances to customers, the Specialist Finance portfolio also includes a significantly reduced Treasury Assets portfolio.  This legacy investment portfolio mainly encompasses a portfolio of Asset-Backed Securities (ABS) and financial institution Covered Bond positions.  The ABS portfolio was significantly reduced in the first six months of 2013 with disposals of £4.9 billion (net book value).

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Wealth, Asset Finance and International

Overview
•
The total Wealth, Asset Finance and International impairment charge was £450 million in the first half of 2013, a decrease of 55 per cent, against the first half of 2012.  The decrease was primarily driven by the Irish portfolio.

•
Across the aggregate Irish commercial real estate and corporate portfolios, 86.4 per cent (31 December 2012: 85.2 per cent) is now impaired with a coverage ratio of 73.0 per cent (31 December 2012: 68.0 per cent), primarily reflecting continued deterioration in the Irish commercial property market.  Net exposure across the Irish commercial real estate and corporate portfolios has reduced to £4.5 billion (31 December 2012: £5.4 billion).

•	In the Irish retail mortgage portfolio, impairment provisions as a percentage of impaired loans increased to 71.4 per cent (31 December 2012: 71.2 per cent).

Impairment charge
	Half-year to 30 June 2013	Half-year to 30 June 2012	Change since 30 June 2012	Half-year to 31 Dec 2012
	£m	£m	%	£m

Wealth	8	8		15
International:
Ireland retail	21	65	68	43
Ireland commercial real estate	183	485	62	254
Ireland corporate	181	347	48	51
Spain retail	17	12	(42)	39
Netherlands retail	7	6	(17)	17
Asia retail	(3)	6		29
Latin America and Middle East	1	–		(33)
	407	921	56	400
Asset Finance:
United Kingdom	31	54	43	67
Australia	4	8	50	7
	35	62	44	74
Total impairment charge	450	991	55	489

Impairment charge as a % of average advances	2.10%	3.99%	(189)bp	2.16%

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Impaired loans and provisions
Total impaired loans decreased by £723 million to £13,285 million compared with £14,008 million at 31 December 2012 and as a percentage of closing loans and advances to customers increased to 33.4 per cent from 32.6 per cent at 31 December 2012.  This is primarily driven by reductions in Ireland commercial real estate and corporate.

Impairment provisions as a percentage of impaired loans increased to 71.5 per cent from 67.5 per cent at 31 December 2012.  The increase was driven by the International portfolios.

Wealth, Asset Finance and International
At 30 June 2013	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	3,381	258	7.6	75	29.1
International:
Ireland retail	6,870	1,608	23.4	1,158	72.0
Ireland commercial real estate	7,197	6,574	91.3	4,936	75.1
Ireland corporate	5,000	3,967	79.3	2,757	69.5
Spain retail	–	–		–
Netherlands retail	5,823	82	1.4	44	53.7
Asia retail	1,868	102	5.5	41	40.2
Latin America and Middle East	25	19	76.0	24
	26,783	12,352	46.1	8,960	72.5
Asset Finance:
United Kingdom	5,679	639	11.3	429	67.1
Australia	3,990	36	0.9	40
	9,669	675	7.0	469	69.5
Total gross lending	39,833	13,285	33.4	9,504	71.5
Impairment provisions	(9,504)
Fair value adjustments	(12)
Total	30,317

1	Impairment provisions include collective unimpaired provisions.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	4,325	284	6.6	73	25.7
International:
Ireland retail	6,656	1,534	23.0	1,111	72.4
Ireland commercial real estate	7,408	6,720	90.7	4,695	69.9
Ireland corporate	5,467	4,247	77.7	2,768	65.2
Spain retail	1,458	104	7.1	94	90.4
Netherlands retail	5,689	79	1.4	41	51.9
Asia retail	1,978	80	4.0	46	57.5
Latin America and Middle East	46	36	78.3	31	86.1
	28,702	12,800	44.6	8,786	68.6
Asset Finance:
United Kingdom	5,848	885	15.1	541	61.1
Australia	4,052	39	1.0	53
	9,900	924	9.3	594	64.3
Total gross lending	42,927	14,008	32.6	9,453	67.5
Impairment provisions	(9,453)
Fair value adjustments	(28)
Total	33,446

1	Impairment provisions include collective unimpaired provisions.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Wealth
Total impaired loans decreased by £26 million to £258 million compared with £284 million at 31 December 2012.  Impairment provisions as a percentage of impaired loans increased to 29.1 per cent from 25.7 per cent at 31 December 2012 as impairment provisions remained broadly stable at £75 million.  The impairment charge for the first half of 2013 was unchanged from the first half of 2012 at £8 million.

International
Ireland
The Group continues to reduce its exposure to Ireland.  Gross loans and advances reduced by £464 million during the first half of 2013 mainly due to disposals, write-offs and net repayments, partially offset by foreign exchange movements.  Excluding foreign exchange movements, gross loans and advances reduced by £1,456 million.

Total impaired loans decreased by £352 million, or 2.8 per cent to £12,149 million compared with £12,501 million at 31 December 2012.  The reduction is driven primarily by commercial real estate and corporate loans.  Impaired loans as a percentage of closing loans and advances are broadly stable at 63.7 per cent.  Continuing weakness in the Irish real estate markets resulted in a further increase in Ireland commercial real estate and corporate coverage in the first half of 2013 to 73.0 per cent.

Impairment charges decreased by £512 million to £385 million compared to the first half of 2012. The impairment charge as an annualised percentage of average loans and advances to customers decreased to 3.97 per cent compared to 7.53 per cent in the first half of 2012.

Ireland retail loans and advances to customers increased to £6,870 million from £6,656 million at 31 December 2012 due to movements in foreign exchange rates.  On a local currency basis, loans and advances to customers reduced as the portfolio is closed to new business.  Impaired loans as a percentage of loans and advances increased to 23.4 per cent from 23.0 per cent at 31 December 2012 as the portfolio is closed to new business.  In the Irish retail mortgage portfolio impairment provisions as a percentage of impaired loans increased to 71.4 per cent (from 71.2 per cent at 31 December 2012.).  Residential property prices have remained broadly stable.

The most significant contribution to impaired loans in Ireland is the Commercial Real Estate portfolio.  Within the Commercial Real Estate portfolio, 91.3 per cent of the portfolio is now impaired (compared to 90.7 per cent at 31 December 2012).  The impairment coverage ratio has increased in the year to 75.1 per cent (69.9 per cent 31 December 2012) reflecting the continued deterioration in commercial real estate prices in Ireland.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Secured loan to value analysis for Commercial Real Estate lending in Ireland

Loan to value ratios (indexed or actual if within last 18 months) for the Group’s largest transactions (over €5 million) are detailed in the table below.  The Group considers this portfolio to be appropriately provided for after taking into account the provisions held for each transaction and the value of the collateral held.  In the case of impaired Ireland commercial real estate exposures (over €5 million) there is a net property collateral shortfall of approximately £0.3 billion.  This figure excludes benefits of credit mitigants such as cross collateralisation and cross guarantees.  As a result of the market environment, market-based information on valuations is limited.  The Group therefore makes use of a variety of methodologies to assess the value of property collateral.  These include use of market indexes, models and subject matter expert judgement.

Loans and advances (gross)
	At 30 June 2013		At 31 December 2012
	£m	%	£m	%

Exposures > €5 million:
Less than 60%	80	1	119	2
61% to 70%	6	–	20	–
71% to 80%	20	–	27	–
81% to 100%	109	2	165	3
101% to 125%	100	2	182	3
More than 125%	4,421	74	4,927	81
Unsecured	1,269	21	674	11
	6,005	100	6,114	100
Exposures < €5 million	1,192		1,294
Total	7,197		7,408

Other International
Total impaired loans decreased by £96 million to £203 million compared with £299 million at 31 December 2012 driven by Latin America and Middle East and the sale of the Spain retail portfolio.  In the Netherlands impaired loans remained stable at 1.4 per cent of closing loans and advances.  Impairment provisions as a percentage of impaired loans increased to 53.7 per cent from 51.9 per cent at 31 December 2012 against a backdrop of falling residential property prices.

Asset Finance
United Kingdom – The impairment charge in the first half of 2013 reduced by 43 per cent to £31 million compared with £54 million in the first half of 2012, driven by continued strong credit management and further improved credit quality.  The retail portfolio saw more customers meeting their payment arrangements resulting in a lower proportion of people falling into arrears.  The retail impairments also benefited from debt sale activity during the course of the half year.  The number of defaults in all areas of the commercial and corporate lending book was low relative to the last 3 years, reflecting effective previous and ongoing credit risk management actions.

Australia – Impaired loans decreased by £3 million to £36 million compared with £39 million at 31 December 2012 and as a percentage of closing loans and advances decreased to 0.9 per cent from 1.0 per cent at 31 December 2012.  The impairment charge in the first half of 2013 reduced by 50per cent to £4 million.  The Asset Finance business continues to benefit from strong credit management and improving credit quality supported by a resilient Australian economy.

LLOYDS BANKING GROUP PLC

EXPOSURES TO EUROZONE COUNTRIES

The following section summarises the Group's direct exposure to Eurozone countries at 30 June 2013.  The exposures comprise on-balance sheet exposures based on their balance sheet carrying values and off-balance sheet exposures, and are based on the country of domicile of the counterparty unless otherwise indicated.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions, corporates and individuals.

Identified indirect exposure information is also taken into account when setting limits and determining credit risk appetite for individual counterparties.  This forms part of the Group’s credit analysis undertaken at least annually for counterparty and sector reviews, with interim updates performed as necessary.  Interim updates would usually be triggered by specific credit events such as rating downgrades, sovereign events or other developments such as spread widening.  Examples of indirect risk which have been identified are: European Banking groups with lending and other exposures to certain Eurozone Countries; corporate customers with operations or significant trade in certain European jurisdictions; major travel operators known to operate in certain Eurozone Countries; and international banks with custodian operations based in certain European locations.

The Group Financial Stability Forum (GFSF) monitors developments within the Eurozone, carries out stress testing through detailed scenario analysis and completes appropriate due diligence on the Group’s exposures.

The GFSF has carried out a number of scenario analyses and rehearsals to test the Group’s resilience in the event of further instability in certain Eurozone countries.  The Group has developed and refined pre-determined action plans that would be executed in such scenarios.  The plans set out governance requirements and responsibilities for the key actions which would be carried out and cover risk areas such as payments, liquidity and capital, communications, suppliers and systems, legal, credit, delivery channels and products, employees and the impact on customers.

The Group has included certain amounts on a net basis to better reflect the overall risk to which the Group is exposed.  The gross IFRS reported values for the exposures to Ireland, Spain, Portugal, Italy and Greece are detailed in the following tables.  Derivative balances are included within exposures to financial institutions or corporates, as appropriate, at fair value adjusted for master netting agreements at obligor level and net of cash collateral in line with legal agreements.  Exposures in respect of reverse repurchase agreements are included on a gross IFRS basis and are disclosed based on the counterparty rather than the collateral (repos and stock lending are excluded); reverse repurchase exposures are not, therefore, reduced as a result of collateral held.  Exposures to central clearing counterparties are shown net.

For multi-country asset backed securities exposures, the Group has reported exposures based on the largest country exposure.  The country of exposure for asset backed securities is based on the location of the underlying assets which are predominantly residential mortgages not in the domicile of the issuer.

LLOYDS BANKING GROUP PLC

EXPOSURES TO EUROZONE COUNTRIES (continued)

Exposures to Ireland, Spain, Portugal, Italy and Greece
The Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of the selected countries.

	Sovereign debt		Financial institutions
	Direct sovereign exposures	Cash at central banks	Banks	Other	Asset backed securities	Corporate	Personal	Insurance assets	Total
At 30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Ireland	–	–	115	1,200	184	5,236	5,704	103	12,542
Spain	7	7	505	–	34	2,203	52	20	2,828
Portugal	–	–	32	–	204	218	10	–	464
Italy	2	–	55	18	11	128	–	31	245
Greece	–	–	–	–	–	161	–	–	161
	9	7	707	1,218	433	7,946	5,766	154	16,240
At 31 December 2012
Ireland	–	–	115	644	305	5,972	5,559	111	12,706
Spain	5	14	1,170	7	132	2,110	1,472	25	4,935
Portugal	–	–	118	–	224	187	10	–	539
Italy	5	–	44	–	10	150	–	37	246
Greece	–	–	–	–	–	277	–	–	277
	10	14	1,447	651	671	8,696	7,041	173	18,703

Derivatives with sovereigns and sovereign referenced credit default swaps are insignificant.  Exposures to other financial institutions relate primarily to balances held within insurance companies and funds.  No impairments are held against these exposures.

At 30 June 2013, the Group’s total gross derivative asset exposure to counterparties registered in the above countries was £711 million (31 December 2012: £754 million), offset by derivative liabilities of £267 million (31 December 2012: £278 million) and cash collateral held of £189 million (31 December 2012: £152 million).  Within the following detailed tables, derivative assets are included within the carrying value column, and derivative liabilities and cash collateral are included within the netting column.

Assets held by the Insurance business are shareholder assets and are held outside the with-profits and unit-linked funds.  Approximately £87 million (31 December 2012: £106 million) of these exposures relate to direct investments where the issuer is resident in Ireland, Spain, Portugal, Italy or Greece and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate.  The remaining exposures relate to interests in two funds domiciled in Ireland and administered by Scottish Widows Investment Partnership (the Global Liquidity Fund and the Short-Term Fund) where in line with the investment mandates, cash is invested in the money markets.  For these funds, the exposure is analysed on a look through basis to the underlying assets held and the Insurance business’s pro rata share of these assets rather than treating all the holding in the fund as exposure to Ireland.  Within the above exposures there are no sovereign exposures.

The Group continued to reduce its exposure to these countries and exposures have been proactively managed down in line with its risk appetite.  The Group’s total exposure has reduced 13 per cent from £18,703 million to £16,240 million.

LLOYDS BANKING GROUP PLC

EXPOSURES TO EUROZONE COUNTRIES (continued)

Ireland
	At 30 June 2013			At 31 December 2012
	Carrying value	Netting	Net	Carrying value	Netting	Net
	£m	£m	£m	£m	£m	£m

Financial institutions – banks
Amortised cost	115	–	115	47	–	47
Net trading assets	–	–	–	7	–	7
Available-for-sale	–	–	–	53	–	53
Derivatives	177	(177)	–	188	(180)	8
	292	(177)	115	295	(180)	115
Financial institutions – other
Amortised cost	918	–	918	557	–	557
Net trading assets	277	–	277	86	–	86
Derivatives	9	(4)	5	4	(3)	1
	1,204	(4)	1,200	647	(3)	644
Asset backed securities
Amortised cost	148	–	148	216	–	216
Available-for-sale	36	–	36	89	–	89
	184	–	184	305	–	305
Corporate
Amortised cost	4,503	–	4,503	5,400	–	5,400
Derivatives	33	(1)	32	39	(1)	38
Off-balance sheet exposures	701	–	701	534	–	534
	5,237	(1)	5,236	5,973	(1)	5,972
Personal amortised cost	5,704	–	5,704	5,559	–	5,559
Insurance assets	103	–	103	111	–	111
Total	12,724	(182)	12,542	12,890	(184)	12,706

The Group held impairment provisions of £7,058 million (31 December 2012: £6,597 million) against corporate amortised cost exposures and £1,177 million (31 December 2012: £1,111 million) against personal amortised cost exposures.  £14 million (31 December 2012: £34 million) was included in reserves in respect of available-for-sale securities included in the table above.

In addition to the above balances, there are unutilised and uncommitted money market lines and repo facilities of approximately £0.5 billion (31 December 2012: £nil).

The Group has exposures to a structured vehicle incorporated in Ireland.  In accordance with the reporting protocol outlined above, the exposures classified as bonds have been reported on the basis of the underlying country of risk, while other exposures have been reported against the country of registration of the structured vehicle.

The movement in the period within exposures to financial institutions is primarily due to reverse repurchase transactions secured primarily on UK gilts.

Personal exposures increased in the year due to the exchange rate movements, however on an underlying Euro basis, the exposures decreased by 2 per cent.  See page 53 for further details on Irish corporate and personal exposures.  The off-balance sheet exposures to corporates are principally undrawn facilities.

LLOYDS BANKING GROUP PLC

EXPOSURES TO EUROZONE COUNTRIES (continued)

Spain
	At 30 June 2013			At 31 December 2012
	Carrying value	Netting	Net	Carrying value	Netting	Net
	£m	£m	£m	£m	£m	£m

Sovereign debt
Direct sovereign exposures	7	–	7	5	–	5
Central bank balances	7	–	7	14	–	14
	14	–	14	19	–	19
Financial institutions – banks
Amortised cost	26	–	26	32	–	32
Net trading assets	17	–	17	64	–	64
Available-for-sale	459	–	459	1,055	–	1,055
Derivatives	227	(224)	3	197	(178)	19
	729	(224)	505	1,348	(178)	1,170
Financial institutions – other	–	–	–	7	–	7
Asset backed securities
Amortised cost	10	–	10	31	–	31
Available-for-sale	24	–	24	101	–	101
	34	–	34	132	–	132
Corporate
Amortised cost	1,291	–	1,291	1,427	–	1,427
Net trading assets	6	–	6	1	–	1
Derivatives	163	(3)	160	197	(5)	192
Off-balance sheet exposures	746	–	746	490	–	490
	2,206	(3)	2,203	2,115	(5)	2,110
Personal
Amortised cost	52	–	52	1,414	–	1,414
Off-balance sheet exposures	–	–	–	58	–	58
	52	–	52	1,472	–	1,472
Insurance assets	20	–	20	25	–	25
Total	3,055	(227)	2,828	5,118	(183)	4,935

Spanish exposure reduced considerably in the period, primarily due to the sale of retail banking business to Banco Sabadell.  The Corporate banking business was retained and 81 per cent of the remaining £2,203 million corporate exposure is mainly local lending.  This comprises of corporate loans and project finance facilities (89 per cent) and commercial real estate portfolio (11 per cent).

The Group held impairment provisions of £132 million (31 December 2012: £112 million) against corporate amortised cost exposures and £13 million (31 December 2012: £105 million) against personal amortised cost exposures.  £78 million (31 December 2012: £220 million) was included in reserves in respect of available-for-sale securities included in the table above.

Included within exposures to banks, and treated as available-for-sale assets are covered bonds of £0.5 billion (31 December 2012: £1.1 billion), which are ultimately secured on a pool of mortgage assets in the countries concerned and benefit from over-collateralisation and have an overall weighted maturity of approximately five years.  The Group has credit default swap positions referenced to banking groups domiciled in Spain (net short of £4.3 million), which are included in the balances detailed above, and unutilised and uncommitted money market lines and repo facilities of approximately £0.4 billion (31 December 2012: £1.0 billion) in respect of Spanish banks.  Bank limits have been closely monitored with amounts and tenors reduced where appropriate.

LLOYDS BANKING GROUP PLC

EXPOSURES TO EUROZONE COUNTRIES (continued)

Portugal
	At 30 June 2013			At 31 December 2012
	Carrying value	Netting	Net	Carrying value	Netting	Net
	£m	£m	£m	£m	£m	£m

Financial institutions – banks
Amortised cost	11	–	11	14	–	14
Net trading assets	21	–	21	20	–	20
Available-for-sale	–	–	–	83	–	83
Derivatives	4	(4)	–	5	(4)	1
	36	(4)	32	122	(4)	118
Asset backed securities
Amortised cost	87	–	87	119	–	119
Available-for-sale	117	–	117	105	–	105
	204	–	204	224	–	224
Corporate
Amortised cost	91	–	91	86	–	86
Net trading assets	8	–	8	–	–	–
Off-balance sheet exposures	119	–	119	101	–	101
	218	–	218	187	–	187
Personal amortised cost	10	–	10	10	–	10
Total	468	(4)	464	543	(4)	539

The Group held impairment provisions of £22 million (31 December 2012: £21 million) against corporate amortised cost exposures.  £32 million (31 December 2012: £55 million) was included in reserves in respect of available-for-sale securities in the table above.

Greece
	At 30 June 2013			At 31 December 2012
	Carrying value	Netting	Net	Carrying value	Netting	Net
	£m	£m	£m	£m	£m	£m

Corporate
Amortised cost	154	–	154	249	–	249
Derivatives	7	–	7	12	–	12
Off-balance sheet exposures	–	–	–	16	–	16
Total	161	–	161	277	–	277

The Group held impairment provisions of £33 million (31 December 2012: £40 million) against corporate amortised cost exposures.

The exposures in Greece principally relate to shipping loans to Greek shipping companies where the assets are generally secured and the vessels operate in international waters; repayment is mainly dependent on international trade and the industry is less sensitive to the Greek economy.

LLOYDS BANKING GROUP PLC

EXPOSURES TO EUROZONE COUNTRIES (continued)

Italy
	At 30 June 2013			At 31 December 2012
	Carrying value	Netting	Net	Carrying value	Netting	Net
	£m	£m	£m	£m	£m	£m

Sovereign debt
Direct sovereign exposures	2	–	2	5	–	5
Financial institutions – banks
Amortised cost	16	–	16	22	–	22
Net trading assets	38	–	38	19	–	19
Derivatives	42	(41)	1	58	(55)	3
	96	(41)	55	99	(55)	44
Financial institutions - other	18	–	18	–	–	–
Asset backed securities
Available-for-sale	11	–	11	10	–	10
Corporate
Amortised cost	48	–	48	76	–	76
Net trading assets	13	–	13	4	–	4
Derivatives	49	(2)	47	54	(4)	50
Off-balance sheet exposures	20	–	20	20	–	20
	130	(2)	128	154	(4)	150
Insurance assets	31	–	31	37	–	37
Total	288	(43)	245	305	(59)	246

The Group held impairment provisions of £nil (31 December 2012: £2 million) against corporate amortised cost exposures.  No balances were included in reserves in respect of available-for-sale securities in the table above.

In addition to the above balances there are unutilised and uncommitted money market lines and repo facilities of approximately £0.4 billion (31 December 2012: £0.2 billion) predominantly in respect of Italian banks.  Bank limits have been closely monitored with amounts and tenors reduced where appropriate.

LLOYDS BANKING GROUP PLC

EXPOSURES TO EUROZONE COUNTRIES (continued)

In addition to the exposures detailed above, the Group has the following exposures to sovereigns, financial institutions, asset backed securities, corporates and personal customers in the following Eurozone countries:

	Sovereign debt		Financial institutions
	Direct sovereign exposures	Cash at central banks	Banks	Other	Asset backed securities	Corporate	Personal	Insurance assets	Total
At 30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Netherlands	–	18,931	1,476	55	211	2,372	5,779	980	29,804
France	–	–	1,793	55	76	3,221	316	1,154	6,615
Germany	332	1,890	1,153	72	292	1,661	–	925	6,325
Luxembourg	–	–	4	1,210	–	1,418	–	120	2,752
Belgium	2	–	475	–	–	744	–	51	1,272
Austria	–	–	3	–	–	275	–	11	289
Finland	–	–	15	–	–	9	–	203	227
Malta	–	–	6	–	–	97	–	–	103
Cyprus	–	–	–	–	–	31	–	–	31
Slovenia	–	–	31	–	–	–	–	–	31
Estonia	–	–	–	–	–	2	–	–	2
	334	20,821	4,956	1,392	579	9,830	6,095	3,444	47,451
At 31 December 2012
Netherlands	1	33,232	478	2	268	2,207	5,649	977	42,814
France	6	–	853	–	77	3,226	312	1,457	5,931
Germany	284	1,809	389	414	400	2,117	–	977	6,390
Luxembourg	–	2	–	834	–	1,841	–	71	2,748
Belgium	–	–	309	25	–	568	–	64	966
Austria	–	–	3	–	–	73	–	–	76
Finland	–	–	16	–	–	43	–	214	273
Malta	–	–	–	–	–	218	–	–	218
Cyprus	–	–	2	–	–	102	–	–	104
Slovenia	–	–	35	–	–	–	–	–	35
Estonia	–	–	–	–	–	2	–	–	2
	291	35,043	2,085	1,275	745	10,397	5,961	3,760	59,557

Total balances with other Eurozone countries have decreased from £59,557 million to £47,451 million.  This is primarily due to a decrease in Dutch central bank balances.  Derivatives with sovereigns and sovereign referenced credit default swaps are insignificant.

LLOYDS BANKING GROUP PLC

EXPOSURES TO EUROZONE COUNTRIES (continued)

Eurozone redenomination risk

Redenomination risk arises from the uncertainty over how an exiting member state would deal with pre-incurred euro contractual liabilities and, in particular, whether it (or a competent European body) legislates to re-denominate such liabilities into a post-euro currency.  It is generally expected that an exiting member state would introduce a new national currency and determine an opening rate of exchange, which would then change when trading commences in the new currency, exposing the holders of the new currency to the risk of changes in the value of the new currency against the Euro.  Although considered less likely, multiple member exits may also take place, and in the case of a total dissolution of the Eurozone, the Euro may cease to be a valid currency, with the possibility of all states introducing their own currencies.

The Group has considered redenomination risk in respect of its exposures to Ireland, Spain, Portugal, Italy, Greece and Cyprus; and in the event of a member exit believes that the risks can be broadly classified as follows:

•
The Group is not significantly exposed to the redenomination impact of a Greek exit from the Euro as Greek-related exposures are very limited and are in any case predominantly ship finance facilities denominated in US dollar or Sterling with contracts subject to English law.  The Group’s exposures to Italy, Ireland, Portugal, Spain and Cyprus are considered to be at potential risk of redenomination.  Redenomination of contractual liabilities depends on, amongst other things, the terms of relevant contracts, the contents of the legislation passed by the exiting member state, the governing law and jurisdiction of the contract and the nationality of the parties of the contracts;

•
The Group has undertaken actions to mitigate redenomination risk for both assets and liabilities where possible, but it is not clear that such mitigation will be effective in the event of a member exit; and

•
The introduction of one or more new currencies would be likely to lead to significant operational issues for clearing and payment systems.  The Group continues to work actively with central banks, regulators and with the main clearing and payment systems to better understand and mitigate the impact of these risks on the Group and its customers.

LLOYDS BANKING GROUP PLC

LIQUIDITY AND FUNDING MANAGEMENT

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole.  Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets.  Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

During the first half of 2013 the Group continued the run down of the portfolios of assets which are outside of the Group’s risk appetite.  The continued successful right-sizing of the Group’s balance sheet and the growth in customer deposits has strengthened the Group’s funding position and reduced exposure to wholesale funding.  In turn the improved funding position in 2013 has enabled the Group to repay early the full amount of the €13.5 billion Long Term Refinancing Operation funding from the European Central Bank and cancel other term funding totalling £8.7 billion.  The combination of a strong balance sheet and access to a wide range of funding markets, including government schemes, provides the Group with a broad range of options with respect to funding the balance sheet in the remainder of 2013.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the Group’s balance sheet; limited further deterioration in the UK’s and the Group’s credit rating; and no significant or sudden withdrawal of customer deposits.  Additionally, in 2009 the Group entered into a number of EU state aid related obligations one of which was reductions in certain parts of its balance sheet by the end of 2014.  The Group has achieved the asset reduction commitment ahead of the mandated completion date and has received a formal release from this obligation from the European Commission.  The Group notes the recent announcement from the Financial Policy Committee on the Liquidity Coverage Ratio and will work with the regulator to ensure regulatory requirements that are implemented are met.

The progress the Group has made to date in diversifying its funding sources has further strengthened its funding base.  Funding concentration by counterparty is not considered significant by the Group.  Where concentrations do exist (i.e. maturity profile); these are limited by the internal risk appetite and considered manageable.

Group funding sources
Total wholesale funding reduced by £12.6 billion to £157.0 billion, with the volume with a residual maturity less than one year remaining stable at £50.7 billion (£50.6 billion at 31 December 2012).  The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) reduced to 68 per cent (70 per cent at 31 December 2012) as expected in line with maturities of wholesale term funding and limited term wholesale issuance for the half year to 30 June 2013.

LLOYDS BANKING GROUP PLC

LIQUIDITY AND FUNDING MANAGEMENT (continued)

Group funding position
	At 30 June 2013	At 31 Dec 20121	Change
	£bn	£bn	%

Funding requirement
Loans and advances to customers2	503.9	512.1	(2)
Loans and advances to banks3	7.8	12.5	(38)
Debt securities	1.7	5.3	(68)
Reverse repurchase agreements	0.8	–
Available-for-sale financial assets – secondary4	2.6	5.3	(51)
Cash balances5	3.4	3.5	(3)
Funded assets	520.2	538.7	(3)
Other assets6	271.5	302.2	(10)
	791.7	840.9	(6)
On balance sheet primary liquidity assets7
Reverse repurchase agreements	2.0	5.8	(66)
Balances at central banks – primary5	57.2	76.8	(26)
Available-for-sale financial assets – primary	33.9	26.1	30
Trading and fair value through profit and loss	(7.9)	(9.4)	16
Repurchase agreements	(0.1)	(5.9)	98
	85.1	93.4	(9)
Total Group assets	876.8	934.3	(6)
Less: Other liabilities6	(240.4)	(277.8)	13
Funding requirement	636.4	656.5	(3)
Funded by
Customer deposits8	430.6	422.5	2
Wholesale funding9	157.0	169.6	(7)
	587.6	592.1	(1)
Repurchase agreements	5.1	21.8	(77)
Total equity	43.7	42.6	3
Total funding	636.4	656.5	(3)

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 85.
2	Excludes £1.9 billion (31 December 2012: £5.1 billion) of reverse repurchase agreements.
3
Excludes £23.9 billion (31 December 2012: £19.6 billion) of loans and advances to banks within the Insurance business and £0.9 billion (31 December 2012: £0.7 billion) of reverse repurchase agreements.

4	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
5	Cash balances and balances at central banks – primary are combined in the Group’s balance sheet.
6	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
7	Primary liquidity assets are PRA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt and unencumbered cash balances held at central banks.
8	Excluding repurchase agreements of £3.0 billion (31 December 2012: £4.4 billion).
9	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

LLOYDS BANKING GROUP PLC

LIQUIDITY AND FUNDING MANAGEMENT (continued)

Reconciliation of Group funding to the balance sheet

At 30 June 2013	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	12.0	2.2	–	14.2
Debt securities in issue	109.7	–	(3.4)	106.3
Subordinated liabilities	35.3	–	(1.1)	34.2
Total wholesale funding	157.0	2.2
Customer deposits	430.6	3.0	–	433.6
Total	587.6	5.2

At 31 December 20121	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	15.1	23.3	–	38.4
Debt securities in issue	120.4	–	(3.1)	117.3
Subordinated liabilities	34.1	–	–	34.1
Total wholesale funding	169.6	23.3
Customer deposits	422.5	4.4	–	426.9
Total	592.1	27.7

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 85.

Total wholesale funding by type and expected residual maturity is detailed below.

Analysis of 2013 total wholesale funding by residual maturity

	Less than one month	One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 30 June 2013	Total at 31 Dec 2012
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposit from banks	9.1	1.0	0.5	0.1	0.4	0.2	0.2	0.5	12.0	15.1
Debt securities in issue:
Certificates of deposit	2.8	4.0	2.0	0.6	2.9	0.1	–	–	12.4	10.7
Commercial paper	2.9	4.2	0.4	0.2	0.2	–	–	–	7.9	7.9
Medium-term notes1	0.2	0.1	1.9	0.8	2.4	5.4	10.0	9.1	29.9	34.6
Covered bonds	–	–	2.3	2.7	0.7	7.2	10.5	13.0	36.4	38.7
Securitisation	0.3	2.0	1.9	2.8	0.9	5.1	10.1	–	23.1	28.5
	6.2	10.3	8.5	7.1	7.1	17.8	30.6	22.1	109.7	120.4
Subordinated liabilities	–	–	–	0.3	0.1	1.8	5.7	27.4	35.3	34.1
Total wholesale funding2	15.3	11.3	9.0	7.5	7.6	19.8	36.5	50.0	157.0	169.6

1	Medium-term notes include funding from the National Loan Guarantee Scheme (30 June 2013: £1.4 billion; 31 December 2012: £1.4 billion).
2	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

LLOYDS BANKING GROUP PLC

LIQUIDITY AND FUNDING MANAGEMENT (continued)

Total wholesale funding by currency
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

At 30 June 2013	47.9	44.7	53.6	10.8	157.0
At 31 December 2012	54.3	41.6	60.2	13.5	169.6

The Group has been able to reduce its wholesale funding balance through a combination of redemptions and debt buy backs.  Total term issuance for the first half of 2013 has been through private placements and totals £0.7 billion (US Dollars: £0.2 billion; Euro: £0.4 billion; other currencies: £0.1 billion).

The Group drew down £3 billion during the year ended 31 December 2012 under the Government’s Funding for Lending Scheme (FLS).  No further drawings have been made during the first half of 2013.

The Group loan to deposit ratio has improved to 117 per cent compared with 121 per cent at 31 December 2012, driven by strong deposit growth and asset reductions.  Excluding reverse repos and repos loans and advances reduced by £8.2 billion; customer deposits increased by £8.1 billion, and there was a continued reduction in assets which are outside of the Group’s risk appetite (30 June 2013: £82.6 billion; 31 December 2012: £98.4 billion).

Encumbered assets

The Group has not issued in secured funding markets in the half year to 30 June 2013.  Maturities have led to a reduction in externally held notes from residential mortgage-backed securities and covered bonds issuance transactions.  The Board monitors and manages total balance sheet encumbrance via a risk appetite metric.  The table below summarises the assets encumbered through the Group’s external issuance transactions.

LLOYDS BANKING GROUP PLC

LIQUIDITY AND FUNDING MANAGEMENT (continued)

Secured external issuance transactions
	Notes issued	Assets encumbered3
At 30 June 2013	£bn	£bn

Securitisations1	23.3	37.6
Covered bonds2	37.7	52.0
Total	61.0	89.6

At 31 December 2012

Securitisations1	28.1	46.3
Covered bonds2	40.7	56.9
Total	68.8	103.2

1	In addition the Group retained internally £44.5 billion (31 December 2012: £58.7 billion) of notes secured with £59.1 billion (31 December 2012: £71.9 billion) of assets.
2	In addition the Group retained internally £25.8 billion (31 December 2012: £26.3 billion) of notes secured with £35.9 billion (31 December 2012: £37.5 billion) of assets.
3	Pro-rated by programme (31 December 2012: number restated on this basis).

Total notes issued externally from secured programmes (asset backed securities and covered bonds) have fallen from £68.8 billion at 31 December 2012 to £61.0 billion.  A total of £70.3 billion (31 December 2012: £85.0 billion) of notes issued under securitisation and covered bond programmes have also been retained internally, most of which are held to provide a pool of collateral eligible for use at central bank liquidity facilities.  This reduction in retained notes partially reflects the Group’s increased use of whole loans as eligible collateral at central banks.

The Group uses secured transactions to manage short-term cash and collateral needs.  At 30 June 2013, the fair value of on balance sheet collateral (excluding assets within the Insurance business) pledged as security in repo and securities lending transactions was £20.5 billion (31 December 2012: £42.5 billion).  Internally held notes, encumbered through repo activity or assets pledged, are included in these disclosure amounts.  The early repayment of the full amount of €13.5 billion Long Term Refinancing Operation funding from the European Central Bank has significantly reduced the amount of internally held notes encumbered through repo activity.  Within asset-backed commercial paper (ABCP) conduits that currently issue to the market, assets pledged as security for ABCP investors totalled £4.7 billion (31 December 2012: £4.7 billion).

LLOYDS BANKING GROUP PLC

LIQUIDITY AND FUNDING MANAGEMENT (continued)

Liquidity portfolio

At 30 June 2013, the Group had £86.5 billion (2012: £87.6 billion) of highly liquid unencumbered assets in its primary liquidity portfolio which are available to meet cash and collateral outflows, as illustrated in the table below.  In addition the Group had £128.0 billion (2012: £117.1 billion) of secondary liquidity covering a range of ratings but all investment grade and central bank eligible.  This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group.  It is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

Primary liquidity	At 30 June 2013	At 31 Dec 2012	Average 2013	Average 2012
	£bn	£bn	£bn	£bn

Central bank cash deposits	57.2	76.8	67.7	78.3
Government bonds	29.3	10.8	18.2	21.1
Total	86.5	87.6	85.9	99.4

Secondary liquidity	At 30 June 2013	At 31 Dec 2012	Average 2013	Average 2012
	£bn	£bn	£bn	£bn

High-quality ABS/covered bonds1	1.9	2.8	2.5	2.1
Credit institution bonds1	1.4	3.4	1.4	2.8
Corporate bonds1	0.1	0.1	0.1	0.1
Own securities (retained issuance)	43.4	44.9	40.3	50.2
Other securities	5.1	5.0	4.5	8.3
Other2	76.1	60.9	71.8	49.8
Total	128.0	117.1	120.6	113.3

Total liquidity	214.5	204.7

1	Assets rated A- or above.
2	Includes other central bank eligible assets.

Liquidity portfolio: currency
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

At 30 June 2013
Primary liquidity	43.2	15.0	21.2	7.1	86.5
Secondary liquidity	109.7	0.9	15.8	1.6	128.0
Total	152.9	15.9	37.0	8.7	214.5

At 31 December 2012
Primary liquidity	42.2	7.2	36.5	1.7	87.6
Secondary liquidity	109.2	1.6	4.7	1.6	117.1
Total	151.4	8.8	41.2	3.3	204.7
The Group manages its risk appetite and liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to a quantum of liquid assets; this corresponds with PRA liquidity requirements.

LLOYDS BANKING GROUP PLC

LIQUIDITY AND FUNDING MANAGEMENT (continued)

Primary liquid assets of £86.5 billion represent approximately 2.7 times (2.6 times at 31 December 2012) the Group’s money market funding positions and are approximately 1.7 times (1.7 times at 31 December 2012) all wholesale funding with a maturity of less than one year, and thus provides a substantial buffer in the event of continued market dislocation.

In addition to primary liquidity holdings the Group has significant secondary liquidity holdings providing access to open market operations at a number of central banks which the Group routinely makes use of as part of its normal liquidity management practices.  Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

Stress testing results
Internal stress testing results at the end of June 2013 show that the Group has liquidity resources representing 170 per cent of modelled outflows from all wholesale funding sources, retail and corporate deposits, intra-day requirements and rating dependent contracts under the Group’s most severe liquidity stress scenario (the three month combined (market wide and Group specific) scenario).

The Group’s stress testing assumes that further credit rating downgrades may reduce investor appetite for some of the Group’s liability classes and therefore funding capacity.  A hypothetical idiosyncratic two notch downgrade of the Group’s current long-term debt rating and accompanying short-term downgrade implemented instantaneously by all major rating agencies, could result in an outflow of £12.3 billion of cash over a period of up to one year, £3.6 billion of collateral posting related to customer financial contracts and £17.9 billion of collateral posting associated with secured funding.  The Group’s internal liquidity risk appetite includes such a stress scenario.  The stress scenario modelling demonstrates the Group has available liquidity resources to manage such an event.

Group borrowing costs
The Group’s borrowing costs and issuance in the capital markets are dependent on a number of factors, and increased cost or reduction of capacity could materially adversely affect the Group’s results of operations, financial condition and prospects.  In particular, reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets.  In November 2012, Standard & Poor’s revised its outlook on the Group’s long term rating to negative from stable.  As an indicator over the last six months the spread between an index of A rated long-term senior unsecured bank debt and an index of similar BBB rated bank debt, both of which are publicly available, averaged 0.94 per cent.  The applicability to and implications for the Group’s funding cost would depend on the type of issuance, and prevailing market conditions.  The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.  However, with a materially lower wholesale refinancing requirement, this risk is lower than in previous years.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT

The Group continues to actively manage its capital position and has made significant progress in further strengthening that position through its strongly capital generative strategy, including capital-efficient profit generation, the release of capital through asset disposals and the successful delivery of management actions.

As a result the Group’s core tier 1 ratio has increased from 12.0 per cent to 13.7 per cent.

By the year end the Group expects to meet the additional requirements agreed with the PRA following the Financial Policy Committee’s recommendations, without recourse to further equity issuance or the utilisation of additional contingent capital securities.

Capital position at 30 June 2013
The Group's capital position, at 30 June 2013 is set out in the following section.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

Capital Ratios
Capital resources	At 30 June 2013	At 31 Dec 20122
	£m	£m

Core tier 1
Shareholders’ equity per balance sheet	43,364	43,999
Non-controlling interests per balance sheet	323	685
Regulatory adjustments:
Regulatory adjustments to non-controlling interests	(285)	(628)
Adjustment for own credit	213	217
Defined benefit pension adjustment	(662)	(1,438)
Unrealised reserve on available-for-sale debt securities	613	(343)
Unrealised reserve on available-for-sale equity investments	(54)	(56)
Cash flow hedging reserve	(124)	(350)
Other items	349	33
	43,737	42,119
Less: deductions from core tier 1
Goodwill	(2,016)	(2,016)
Intangible assets	(1,794)	(2,091)
50 per cent excess of expected losses over impairment provisions	(311)	(636)
50 per cent of securitisation positions	(56)	(183)
Core tier 1 capital	39,560	37,193
Non-controlling preference shares1	1,602	1,568
Preferred securities1	4,070	4,039
Less: deductions from tier 1
50 per cent of material holdings	(4,273)	(46)
Total tier 1 capital	40,959	42,754

Tier 2
Undated subordinated debt	1,962	1,828
Dated subordinated debt	19,811	19,886
Unrealised gains on available-for-sale equity investments provisions	54	56
Eligible provisions	705	977
Less: deductions from tier 2
50 per cent excess of expected losses over impairment provisions	(311)	(636)
50 per cent of securitisation positions	(56)	(183)
50 per cent of material holdings	(4,273)	(46)
Total tier 2 capital	17,892	21,882

Supervisory deductions
Unconsolidated investments – life	–	(10,104)
– general insurance and other	–	(929)
Total supervisory deductions	–	(11,033)
Total capital resources	58,851	53,603

Risk-weighted assets	288,730	310,299
Core tier 1 capital ratio	13.7%	12.0%
Tier 1 capital ratio	14.2%	13.8%
Total capital ratio	20.4%	17.3%

1	Covered by grandfathering provisions issued by the FSA.
2	31 December 2012 comparatives have not been restated to reflect the implementation of IAS 19R and IFRS 10.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

The movements in core tier 1, tier 1, tier 2 and total capital in the period are shown below:

Movements in capital
	Core tier 1	Tier 1	Tier 2	Supervisory deductions	Total
	£m	£m	£m	£m	£m

At 31 December 20121	37,193	5,561	21,882	(11,033)	53,603
Profit attributable to ordinary shareholders	1,560	–	–	–	1,560
Share issuance	493	–	–	–	493
Pension movements:
Deduction of pension asset	776	–	–	–	776
Movement through other comprehensive income	(1,348)	–	–	–	(1,348)
Goodwill and intangible assets deductions	297	–	–	–	297
Excess of expected losses over impairment provisions	325	–	325	–	650
Material holdings deduction	–	(4,227)	(4,227)	11,033	2,579
Eligible provisions	–	–	(272)	–	(272)
Subordinated debt movements:
Foreign exchange	–	268	754	–	1,022
New issuances	–	–	–	–	–
Repurchases, redemptions, amortisation and other	–	(203)	(695)	–	(898)
Other movements	264	–	125	–	389
At 30 June 2013	39,560	1,399	17,892	–	58,851

1	31 December 2012 comparatives have not been restated to reflect the implementation of IAS 19R and IFRS 10.

Core tier 1 capital resources have increased by £2,367 million in the period largely driven by attributable profit and share issuances partially offset by movements relating to defined benefit pension schemes.  The movements relating to pension schemes primarily reflect the impact of the adoption of amendments to IAS 19 whereby valuation impacts relating to Group defined benefit schemes flow through other comprehensive income, partially offset by a reduction in the regulatory deduction of the defined benefit pension scheme asset.

Tier 1 and tier 2 capital resources have reduced primarily due to the reallocation of unconsolidated investments in life and general insurance businesses, which were previously deducted as supervisory deductions from total capital, to become deductions from tier 1 capital (50 per cent of the total) and tier 2 capital (also 50 per cent).

The material holdings deduction from capital, predominantly relating to the Group’s investment in its insurance businesses, has reduced by £2,579 million during the period reflecting payment by the insurance businesses to the banking group of dividends totalling £1,555 million, elements of the Group’s subordinated debt holdings in the insurance business that have been repaid following the issuance of external subordinated debt in the period and the partial disposal of the Group's holding in St. James’s Place plc.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

Risk-weighted assets	At 30 June 2013	At 31 Dec 2012
	£m	£m

Divisional analysis of risk-weighted assets:
Retail	91,600	95,470
Commercial Banking	150,489	165,209
Wealth, Asset Finance and International	32,167	36,167
Group Operations and Central items	14,474	13,453
	288,730	310,299

Risk type analysis of risk-weighted assets:
Foundation Internal Ratings Based (IRB)	86,396	80,612
Retail IRB	86,892	91,445
Other IRB	9,199	12,396
IRB approach	182,487	184,453
Standardised approach	57,917	73,665
Credit risk	240,404	258,118
Operational risk	27,939	27,939
Market and counterparty risk	20,387	24,242
Total risk-weighted assets	288,730	310,299

Risk-weighted assets reduced by £21,569 million to £288,730 million, a decrease of 7 per cent.  Management of the balance sheet, mainly asset disposals, reduced risk weighted assets by £11,177 million.  Movements in external economic factors (for example house price index, foreign exchange movements and changes in risk ratings) contributed to a £5,923 million reduction.  Recalibration of models in order to comply with updated regulatory requirements, principally the implementation of slotting models relating to Corporate Real Estate (CRE) and other exposures in the UK and Ireland, reduced risk-weighted assets by £4,331 million.  Other factors, including other model updates, contributed to a £138 million decrease.

Retail risk-weighted assets reduced by £3,870 million primarily due to a reduction in lending balances and improvements in credit quality of retail assets.  Credit quality strengthened due to ongoing effective portfolio management and positive macroeconomic factors.

The reductions of risk-weighted assets of £14,720 million in Commercial Banking and £4,000 million in Wealth, Asset Finance and International primarily reflect further asset reductions and the move to slotting models for CRE businesses.  The reduction in Standardised approach risk-weighted assets and increase in Foundation IRB risk-weighted assets, is also partly due to the implementation of slotting models in the period, resulting in a reclassification between asset categories.

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements (unaudited)
Consolidated income statement		77
Consolidated statement of comprehensive income		78
Consolidated balance sheet		79
Consolidated statement of changes in equity		81
Consolidated cash flow statement		84

Notes
1	Accounting policies, presentation and estimates	85
2	Segmental analysis	87
3	Other income	92
4	Operating expenses	93
5	Impairment	94
6	Taxation	94
7	Earnings (loss) per share	95
8	Disposal groups	95
9	Trading and other financial assets at fair value through profit or loss	96
10	Derivative financial instruments	97
11	Loans and advances to customers	98
12	Allowance for impairment losses on loans and receivables	98
13	Securitisations and covered bonds	99
14	Debt securities classified as loans and receivables	100
15	Available-for-sale financial assets	100
16	Customer deposits	100
17	Debt securities in issue	101
18	Post-retirement defined benefit schemes	101
19	Subordinated liabilities	102
20	Share capital	103
21	Reserves	103
22	Provisions for liabilities and charges	104
23	Contingent liabilities and commitments	105
24	Fair values of financial assets and liabilities	108
25	Related party transactions	114
26	Restatement of prior period information	116
27	Future accounting developments	125
28	Condensed consolidating financial information	126

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		Half-year to 30 June 2013	Half-year to 30 June 20121	Half-year to 31 Dec 20121
	Note	£ million	£ million	£ million

Interest and similar income		10,751	12,734	10,814
Interest and similar expense		(7,481)	(8,470)	(7,360)
Net interest income		3,270	4,264	3,454
Fee and commission income		2,194	2,353	2,297
Fee and commission expense		(730)	(751)	(693)
Net fee and commission income		1,464	1,602	1,604
Net trading income		11,015	4,546	10,459
Insurance premium income		3,851	4,183	4,101
Other operating income		2,472	1,661	3,039
Other income	3	18,802	11,992	19,203
Total income		22,072	16,256	22,657
Insurance claims		(11,687)	(7,288)	(11,108)
Total income, net of insurance claims		10,385	8,968	11,549
Regulatory provisions		(575)	(1,075)	(3,100)
Other operating expenses		(5,993)	(5,621)	(6,178)
Total operating expenses	4	(6,568)	(6,696)	(9,278)
Trading surplus		3,817	2,272	2,271
Impairment	5	(1,683)	(2,728)	(2,421)
Profit (loss) before tax		2,134	(456)	(150)
Taxation	6	(556)	(206)	(575)
Profit (loss) for the period		1,578	(662)	(725)

Profit attributable to non-controlling interests		18	35	49
Profit (loss) attributable to equity shareholders		1,560	(697)	(774)
Profit (loss) for the period		1,578	(662)	(725)

Basic earnings (loss) per share	7	2.2p	(1.0)p	(1.1)p
Diluted earnings (loss) per share	7	2.2p	(1.0)p	(1.1)p

1	Restated – see notes 1 and 26.

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year to 30 June 2013	Half-year to 30 June 20121	Half-year to 31 Dec 20121
	£ million	£ million	£ million

Profit (loss) for the period	1,578	(662)	(725)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 18):
Remeasurements before taxation	981	398	(2,534)
Taxation	(226)	(96)	587
	755	302	(1,947)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfers from held-to-maturity portfolio	–	–	1,168
Change in fair value	(584)	738	162
Income statement transfers in respect of disposals	(711)	(792)	(2,755)
Income statement transfers in respect of impairment	2	28	14
Other income statement transfers	–	–	169
Taxation	335	42	297
	(958)	16	(945)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	120	128	(12)
Net income statement transfers	(417)	238	(330)
Taxation	71	(83)	84
	(226)	283	(258)
Currency translation differences (tax: nil)	25	(20)	6
Other comprehensive income for the period, net of tax	(404)	581	(3,144)
Total comprehensive income for the period	1,174	(81)	(3,869)

Total comprehensive income attributable to non-controlling interests	18	34	48
Total comprehensive income attributable to equity shareholders	1,156	(115)	(3,917)
Total comprehensive income for the period	1,174	(81)	(3,869)

1	Restated – see notes 1 and 26.

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET

		At 30 June 2013	At 31 Dec 20121
Assets	Note	£ million	£ million

Cash and balances at central banks		60,555	80,298
Items in course of collection from banks		1,581	1,256
Trading and other financial assets at fair value through profit or loss	9	140,658	160,620
Derivative financial instruments	10	43,440	56,557
Loans and receivables:
Loans and advances to banks		32,593	32,757
Loans and advances to customers	11	505,784	517,225
Debt securities	14	1,690	5,273
		540,067	555,255
Available-for-sale financial assets	15	36,495	31,374
Investment properties		4,638	5,405
Goodwill		2,016	2,016
Value of in-force business		6,129	6,800
Other intangible assets		2,389	2,792
Tangible fixed assets		7,553	7,342
Current tax recoverable		350	354
Deferred tax assets		5,098	4,913
Retirement benefit assets	18	859	741
Other assets	8	24,951	18,498
Total assets		876,779	934,221

1	Restated – see notes 1 and 26.

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (continued)

		At 30 June 2013	At 31 Dec 20121
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		14,226	38,405
Customer deposits	16	433,559	426,912
Items in course of transmission to banks		1,300	996
Trading and other financial liabilities at fair value through profit or loss		40,673	33,392
Derivative financial instruments	10	36,601	48,676
Notes in circulation		1,354	1,198
Debt securities in issue	17	106,347	117,253
Liabilities arising from insurance contracts and participating investment contracts		84,635	82,953
Liabilities arising from non-participating investment contracts		27,298	54,372
Unallocated surplus within insurance businesses		327	267
Other liabilities	8	48,190	46,793
Retirement benefit obligations	18	780	1,905
Current tax liabilities		146	138
Deferred tax liabilities		316	327
Other provisions		3,105	3,961
Subordinated liabilities	19	34,235	34,092
Total liabilities		833,092	891,640

Equity
Share capital	20	7,141	7,042
Share premium account	21	17,266	16,872
Other reserves	21	11,743	12,902
Retained profits	21	7,214	5,080
Shareholders’ equity		43,364	41,896
Non-controlling interests		323	685
Total equity		43,687	42,581
Total equity and liabilities		876,779	934,221

1	Restated – see notes 1 and 26.

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
Share capital and premium		Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2013
As previously reported	23,914	12,902	7,183	43,999	685	44,684
Restatement (see notes 1 and 26)	–	–	(2,103)	(2,103)	–	(2,103)
Restated	23,914	12,902	5,080	41,896	685	42,581
Comprehensive income
Profit for the period	–	–	1,560	1,560	18	1,578
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	755	755	–	755
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(958)	–	(958)	–	(958)
Movements in cash flow hedging reserve, net of tax	–	(226)	–	(226)	–	(226)
Currency translation differences (tax: nil)	–	25	–	25	–	25
Total other comprehensive income	–	(1,159)	755	(404)	–	(404)
Total comprehensive income	–	(1,159)	2,315	1,156	18	1,174
Transactions with owners
Dividends	–	–	–	–	(25)	(25)
Issue of ordinary shares	493	–	–	493	–	493
Movement in treasury shares	–	–	(361)	(361)	–	(361)
Value of employee services:
Share option schemes	–	–	34	34	–	34
Other employee award schemes	–	–	146	146	–	146
Change in non-controlling interests	–	–	–	–	(355)	(355)
Total transactions with owners	493	–	(181)	312	(380)	(68)
Balance at 30 June 2013	24,407	11,743	7,214	43,364	323	43,687

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2012
As originally reported	23,422	13,818	8,680	45,920	674	46,594
Restatement (see notes 1 and 26)	–	–	(414)	(414)	–	(414)
Restated	23,422	13,818	8,266	45,506	674	46,180
Comprehensive income
(Loss) profit for the period	–	–	(697)	(697)	35	(662)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	302	302	–	302
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	17	–	17	(1)	16
Movements in cash flow hedging reserve, net of tax	–	283	–	283	–	283
Currency translation differences (tax: nil)	–	(20)	–	(20)	–	(20)
Total other comprehensive income	–	280	302	582	(1)	581
Total comprehensive income	–	280	(395)	(115)	34	(81)
Transactions with owners
Dividends	–	–	–	–	(23)	(23)
Issue of ordinary shares	492	–	–	492	–	492
Movement in treasury shares	–	–	(273)	(273)	–	(273)
Value of employee services:
Share option schemes	–	–	48	48	–	48
Other employee award schemes	–	–	146	146	–	146
Change in non-controlling interests	–	–	–	–	7	7
Total transactions with owners	492	–	(79)	413	(16)	397
Balance at 30 June 2012	23,914	14,098	7,792	45,804	692	46,496

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 July 2012
As originally reported	23,914	14,098	7,925	45,937	692	46,629
Restatement (see notes 1 and 26)	–	–	(133)	(133)	–	(133)
Restated	23,914	14,098	7,792	45,804	692	46,496
Comprehensive income
(Loss) profit for the period	–	–	(774)	(774)	49	(725)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,947)	(1,947)	–	(1,947)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(944)	–	(944)	(1)	(945)
Movements in cash flow hedging reserve, net of tax	–	(258)	–	(258)	–	(258)
Currency translation differences (tax: nil)	–	6	–	6	–	6
Total other comprehensive income	–	(1,196)	(1,947)	(3,143)	(1)	(3,144)
Total comprehensive income	–	(1,196)	(2,721)	(3,917)	48	(3,869)
Transactions with owners
Dividends	–	–	–	–	(33)	(33)
Movement in treasury shares	–	–	(134)	(134)	–	(134)
Value of employee services:
Share option schemes	–	–	33	33	–	33
Other employee award schemes	–	–	110	110	–	110
Change in non-controlling interests	–	–	–	–	(22)	(22)
Total transactions with owners	–	–	9	9	(55)	(46)
Balance at 31 December 2012	23,914	12,902	5,080	41,896	685	42,581

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to 30 June 2013	Half-year to 30 June 20121	Half-year to 31 Dec 20121
	£ million	£ million	£ million

Profit (loss) before tax	2,134	(456)	(150)
Adjustments for:
Change in operating assets	6,234	30,054	17,751
Change in operating liabilities	(19,518)	(8,749)	(37,404)
Non-cash and other items	(6,145)	1,668	413
Tax (paid) received	(26)	(94)	16
Net cash (used in) provided by operating activities	(17,321)	22,423	(19,374)

Cash flows from investing activities
Purchase of financial assets	(25,776)	(12,284)	(9,766)
Proceeds from sale and maturity of financial assets	19,647	14,238	23,426
Purchase of fixed assets	(1,852)	(1,416)	(1,587)
Proceeds from sale of fixed assets	1,444	1,022	1,573
Acquisition of businesses, net of cash acquired	(2)	(10)	(1)
Disposal of businesses, net of cash disposed	(586)	5	32
Net cash (used in) provided by investing activities	(7,125)	1,555	13,677

Cash flows from financing activities
Dividends paid to non-controlling interests	(25)	(23)	(33)
Interest paid on subordinated liabilities	(1,268)	(888)	(1,689)
Proceeds from issue of subordinated liabilities	1,500	–	–
Proceeds from issue of ordinary shares	350	170	–
Repayment of subordinated liabilities	(1,821)	(15)	(649)
Change in non-controlling interests	2	7	16
Net cash used in financing activities	(1,262)	(749)	(2,355)
Effects of exchange rate changes on cash and cash equivalents	(12)	(10)	2
Change in cash and cash equivalents	(25,720)	23,219	(8,050)
Cash and cash equivalents at beginning of period	101,058	85,889	109,108
Cash and cash equivalents at end of period	75,338	109,108	101,058

1	Restated – see notes 1 and 26.

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

LLOYDS BANKING GROUP PLC

1.	Accounting policies, presentation and estimates

These condensed consolidated half-year financial statements as at and for the period to 30 June 2013 have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group).  They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements on Form 20-F as at and for the year ended 31 December 2012 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  Copies of the 2012 annual report on Form 20-F are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The British Bankers’ Association’s Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks.  The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles.  Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2012 annual report and accounts where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements.  In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Principal risks and uncertainties: Liquidity and funding on page 33.

The accounting policies are consistent with those applied by the Group in its 2012 annual report and accounts except as described below.

On 1 January 2013 the Group adopted the following new accounting standards and amendments to standards:

IFRS 10 Consolidated Financial Statements
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and establishes the principles for when the Group controls another entity and is therefore required to consolidate the other entity in the Group’s financial statements.  Under IFRS 10, the Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the exercise of power.  As a result, the Group consolidates certain entities that were not previously consolidated and no longer consolidates certain entities which were previously consolidated; principally in relation to Open-Ended Investment Companies.

The Group has applied IFRS 10 retrospectively and restated its comparatives in accordance with the transitional provisions included in the standard.  These provisions require the Group to re-assess its control conclusions as at 1 January 2013 and restate its comparative information, applying the revised assessment in 2012 to the extent that the relevant investments were held in that year.  Details of the impact of these restatements are provided in note 26.

IAS 19R: Amendments to IAS 19 Employee Benefits
IAS 19R prescribes the accounting and disclosure by employers for employee benefits.  Actuarial gains and losses (remeasurements) arising from the valuation of defined benefit pension schemes are no longer permitted to be deferred using the corridor approach and must be recognised immediately in other comprehensive income.  In addition, IAS 19R also replaces interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset).  IAS 19R has been applied retrospectively and comparative figures restated accordingly.  Details of the impact of these restatements are provided in note 26.

LLOYDS BANKING GROUP PLC

LLOYDS BANKING GROUP PLC

1.	Accounting policies, presentation and estimates (continued)

The Group updates the valuations of its post-retirement defined benefit schemes at 31 December each year.  In addition, at each interim reporting date the Group reviews the assumptions used to calculate the net defined benefit obligation and updates its balance sheet carrying value where that value would otherwise differ materially from a valuation based on those revised assumptions.

The impact of the implementation of IAS19R on the Group’s results for the half-year to 30 June 2013 has been to increase other operating expenses by £3 million and reduce profit before tax by the same amount.  The impact on the balance sheet at 30 June 2013 has been to decrease the net retirement benefit asset by £1,753 million, to increase deferred tax assets by £403 million and to reduce shareholders’ equity by £1,350 million.

IFRS 13 Fair value measurement
IFRS 13 has been applied with effect from 1 January 2013.  IFRS 13 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date.  IFRS 13 requires that the fair value of a non-financial asset is determined based on the highest and best use of the asset, and that the fair value of a liability reflects its non-performance risk.  These changes had no significant impact on the measurement of the Group’s assets and liabilities.  The IFRS 13 disclosures required by IAS 34 are given in note 24.

Amendments to IAS 1 Presentation of Financial Statements – ‘Presentation of Items of Other Comprehensive Income’
The amendments to IAS 1 require entities to group items presented in other comprehensive income on the basis of whether they may potentially be reclassified to profit or loss subsequently.  The statement of other comprehensive income in these condensed consolidated half-year financial statements has been revised to reflect the new requirements.

Amendments to IFRS 7 Financial Instruments: Disclosures – ‘Disclosures - Offsetting Financial Assets and Financial Liabilities’
The amendments to IFRS 7 require entities to disclose information to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on the balance sheet.  These disclosures will be made in the Group’s financial statements for the year ended 31 December 2013.

IFRS 12 Disclosure of Interests in Other Entities
IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  These disclosures will be made in the Group’s financial statements for the year ended 31 December 2013.

Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2013 and which have not been applied in preparing these condensed consolidated half-year financial statements are set out in note 27.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates.  Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2012.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group.  The Group’s operating segments reflect its organisational and management structures.  GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources.  This assessment includes a consideration of each segment’s net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis.  The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker.  Previously the results of the Group’s segments had been reviewed on a management basis and the Group’s segmental analysis was presented accordingly.  The effects of asset sales, volatile items and liability management as well as the fair value unwind line are excluded in arriving at underlying profit.

Following a reorganisation during the second half of 2012, the Group’s activities are now organised into four financial reporting segments: Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance.  The impact of this reorganisation was as follows:

•	The Group’s Wholesale and Commercial divisions have been combined to form Commercial Banking.

•	The Group’s Continental European wholesale business and the wholesale Australian business have been transferred from Wealth, Asset Finance and International to Commercial Banking.

Comparative figures have been restated accordingly for all of the above changes, as well as for the accounting policy changes explained in note 1.

Retail offers a broad range of retail financial service products in the UK, including current accounts, savings, personal loans, credit cards and mortgages.  It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

Commercial Banking provides banking and related services for all UK and multinational business clients, from small and medium-sized enterprises to major corporate and financial institutions.

Wealth, Asset Finance and International gives increased focus and momentum to the Group's private banking and asset management activities, closely co-ordinates the management of its international businesses and also encompasses the Asset Finance business in the UK and Australia.  Wealth comprises the Group's private banking, wealth and asset management businesses in the UK and overseas.  International comprises retail businesses, principally in Continental Europe.

Insurance provides long-term savings, protection and investment products distributed through bancassurance, intermediary and direct channels in the UK.  It is also a distributor of home insurance in the UK with products sold through the retail branch network, direct channels and strategic corporate partners.  The business consists of Life, Pensions and Investments UK; Life, Pensions and Investments Europe; and General Insurance.

Other includes the costs of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and sourcing, the costs of which are predominantly recharged to the other divisions.  It also reflects other items not recharged to the divisions, including hedge ineffectiveness, UK bank levy, Financial Services Compensation Scheme costs, gains on liability management, volatile items such as hedge accounting volatility managed centrally, and other gains from the structural hedging of interest rate risk.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged.  Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central group segment where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships.  Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment.  This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility in the central group segment where it is managed.

Half-year to 30 June 2013	Net interest income	Other income	Insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,590	728	–	4,318	1,636	5,920	(1,602)
Commercial Banking	1,196	1,426	–	2,622	634	2,193	429
Wealth, Asset Finance and International	431	951	–	1,382	(101)	1,062	320
Insurance	(45)	1,111	(148)	918	564	1,361	(443)
Other	34	190	–	224	169	(1,072)	1,296
Group	5,206	4,406	(148)	9,464	2,902	9,464	–
Reconciling items:
Insurance grossing adjustment	(1,700)	13,360	(11,539)	121	–
Asset sales, volatile items and liability management1	12	558	–	570	376
Volatility arising in insurance businesses	7	478	–	485	485
Simplification costs	–	–	–	–	(409)
EC mandated retail business disposal costs	–	–	–	–	(377)
Payment protection insurance provision	–	–	–	–	(500)
Other regulatory provisions	–	–	–	–	(75)
Past service cost	–	–	–	–	(104)
Amortisation of purchased intangibles	–	–	–	–	(200)
Fair value unwind	(255)	–	–	(255)	36
Group – statutory	3,270	18,802	(11,687)	10,385	2,134

1
Includes (i) gains or losses on disposals of assets, including centrally held government bonds, which are not part of normal business operations; (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the results of liability management exercises.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Half-year to 30 June 20121	Net interest income	Other income	Insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,553	766	–	4,319	1,472	5,392	(1,073)
Commercial Banking	1,111	1,496	–	2,607	(83)	2,066	541
Wealth, Asset Finance and International	415	1,006	–	1,421	(706)	1,813	(392)
Insurance	(37)	1,156	(233)	886	502	1,086	(200)
Other	173	(160)	–	13	(141)	(1,111)	1,124
Group	5,215	4,264	(233)	9,246	1,044	9,246	–
Reconciling items:
Insurance grossing adjustment	(721)	7,862	(7,055)	86	–
Asset sales, volatile items and liability management2	80	(136)	–	(56)	(56)
Volatility arising in insurance businesses	2	(23)	–	(21)	(21)
Simplification costs	–	–	–	–	(274)
EC mandated retail business disposal costs	–	–	–	–	(239)
Past service pensions credit	–	–	–	–	250
Payment protection insurance provision	–	–	–	–	(1,075)
Amortisation of purchased intangibles	–	–	–	–	(242)
Fair value unwind	(312)	25	–	(287)	157
Group – statutory	4,264	11,992	(7,288)	8,968	(456)

1	Restated – as explained on page 87.
2
Includes (i) gains or losses on disposals of assets, including centrally held government bonds, which are not part of normal business operations; (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the results of liability management exercises.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Half-year to 31 December 20121	Net interest income	Other income	Insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,642	696	–	4,338	1,716	5,559	(1,221)
Commercial Banking	1,095	1,436	–	2,531	(241)	2,004	527
Wealth, Asset Finance and International	384	1,037	–	1,421	(223)	1,022	399
Insurance	(41)	1,138	(132)	965	605	1,411	(446)
Other	40	(155)	–	(115)	(336)	(856)	741
Group	5,120	4,152	(132)	9,140	1,521	9,140	–
Reconciling items:
Insurance grossing adjustment	(1,866)	12,929	(10,976)	87	–
Asset sales, volatile items and liability management2	119	1,827	–	1,946	1,626
Volatility arising in insurance businesses	6	327	–	333	333
Simplification costs	–	–	–	–	(402)
EC mandated retail business disposal costs	–	–	–	–	(331)
Payment protection insurance provision	–	–	–	–	(2,500)
Amortisation of purchased intangibles	–	–	–	–	(240)
Fair value unwind	75	18	–	93	493
Other regulatory provisions	–	(50)	–	(50)	(650)
Group – statutory	3,454	19,203	(11,108)	11,549	(150)

1	Restated – as explained on page 87.
2
Includes (i) gains or losses on disposals of assets, including centrally held government bonds, which are not part of normal business operations; (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the results of liability management exercises.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Segment external assets	At 30 June 2013	At 31 Dec 20121
	£m	£m

Retail	343,400	346,030
Commercial Banking	278,920	314,090
Wealth, Asset Finance and International	45,240	77,884
Insurance	157,410	152,583
Other	51,809	43,634
Total Group	876,779	934,221

Segment customer deposits
Retail	263,220	260,838
Commercial Banking	121,409	114,115
Wealth, Asset Finance and International	48,914	51,885
Other	16	74
Total Group	433,559	426,912

Segment external liabilities
Retail	286,137	287,631
Commercial Banking	234,325	249,097
Wealth, Asset Finance and International	53,428	92,686
Insurance	151,114	143,695
Other	108,088	118,531
Total Group	833,092	891,640

1	Restated – as explained on page 87.

LLOYDS BANKING GROUP PLC

3.	Other income

	Half-year to 30 June 2013	Half-year to 30 June 20121	Half-year to 31 Dec 20121
	£m	£m	£m

Fee and commission income:
Current account fees	485	512	496
Credit and debit card fees	475	463	478
Other fees and commissions	1,234	1,378	1,323
	2,194	2,353	2,297
Fee and commission expense	(730)	(751)	(693)
Net fee and commission income	1,464	1,602	1,604
Net trading income	11,015	4,546	10,459
Insurance premium income	3,851	4,183	4,101
Gains on sale of available-for-sale financial assets	711	792	2,755
Liability management2	(97)	59	(397)
Other3, 4, 5	1,858	810	681
Other operating income	2,472	1,661	3,039
Total other income	18,802	11,992	19,203

1	Restated – see notes 1 and 26.
2
Losses of £97 million arose in the half-year to 30 June 2013 on transactions undertaken as part of the Group’s management of wholesale funding and capital; this compares to a gain of £59 million relating to the exchange of certain capital securities for other subordinated debt instruments in the half-year to 30 June 2012 (when a related gain of £109 million was also recognised in net interest income) and losses of £397 million on the buy-back of other debt securities in the half-year to 31 December 2012.

3
On 15 March 2013 the Group completed the sale of 102 million shares in St James’s Place plc, reducing the Group’s holding in that company to approximately 37 per cent. As a result of that reduction in holding the Group no longer consolidates St James’s Place plc in its accounts, instead accounting for the residual investment as an associate. The Group realised a gain of £394 million on the sale of those shares and the fair valuation of the Group’s residual stake.  Subsequently, on 29 May 2013 the Group completed the sale of a further 77 million shares, generating a profit of £39 million and further reducing the Group’s holding to approximately 21 per cent.

4
In the first half of 2013 the Group disposed of its Spanish retail banking operations, including Lloyds Bank International S.A.U and Lloyds Investment España SGIIC S.A.U, to Banco Sabadell, S.A. realising a loss of £256 million.  The Group has also recognised a loss of £10 million relating to the sale of its International Private Banking operations which is expected to complete by early in 2014.

5
During the first half of 2013, the Group completed the sale of a portfolio of US RMBS (residential mortgage backed securities) for a cash consideration of £3.3 billion, realising a profit of £538 million.

LLOYDS BANKING GROUP PLC

4.	Operating expenses

	Half-year to 30 June 2013	Half-year to 30 June 20121	Half-year to 31 Dec 20121
	£m	£m	£m

Administrative expenses
Staff costs:
Salaries	1,927	1,975	1,831
Social security costs	202	211	172
Pensions and other post-retirement benefit schemes:
Past service costs (credits)2	104	(250)	–
Other	329	293	296
	433	43	296
Restructuring costs	82	164	53
Other staff costs	364	356	390
	3,008	2,749	2,742
Premises and equipment:
Rent and rates	229	248	240
Hire of equipment	7	10	7
Repairs and maintenance	92	80	94
Other	162	140	130
	490	478	471
Other expenses:
Communications and data processing	581	505	577
Advertising and promotion	140	156	158
Professional fees	215	217	333
UK bank levy	–	–	179
Other	590	464	644
	1,526	1,342	1,891
	5,024	4,569	5,104
Depreciation and amortisation	969	1,052	1,074
Total operating expenses, excluding regulatory provisions	5,993	5,621	6,178
Regulatory provisions:
Payment protection insurance provision (note 22)	500	1,075	2,500
Other regulatory provisions (note 22)	75	–	600
	575	1,075	3,100
Total operating expenses	6,568	6,696	9,278

1	Restated – see notes 1 and 26.
2
The Group has agreed certain changes to early retirement and commutation factors in two of its principal defined benefit pension schemes, resulting in a cost of £104 million recognised in the Group’s income statement in the half-year to 30 June 2013.

During 2012, following a review of policy in respect of discretionary pension increases in relation to the Group’s defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index.  The impact of this change was a reduction in the Group’s defined benefit obligation of £258 million, recognised in the Group’s income statement in the half-year to 30 June 2012, net of a charge of £8 million in respect of one of the Group’s smaller schemes.

LLOYDS BANKING GROUP PLC

5.	Impairment

	Half-year to 30 June 2013	Half-year to 30 June 2012	Half-year to 31 Dec 2012
	£m	£m	£m

Impairment losses on loans and receivables:
Loans and advances to customers	1,680	2,672	2,453
Debt securities classified as loans and receivables	1	9	(13)
Impairment losses on loans and receivables (note 12)	1,681	2,681	2,440
Impairment of available-for-sale financial assets	2	28	9
Other credit risk provisions	–	19	(28)
Total impairment charged to the income statement	1,683	2,728	2,421

6.	Taxation

A reconciliation of the tax (charge) credit that would result from applying the standard UK corporation tax rate to the profit (loss) before tax, to the actual tax charge, is given below:

	Half-year to 30 June 2013	Half-year to 30 June 20121	Half-year to 31 Dec 20121
	£m	£m	£m

Profit (loss) before tax	2,134	(456)	(150)

Tax (charge) credit thereon at UK corporation tax rate of 23.25 per cent (2012: 24.5 per cent)	(496)	112	37
Factors affecting tax (charge) credit:
UK corporation tax rate change	–	(126)	(194)
Disallowed and non-taxable items	(9)	(20)	74
Overseas tax rate differences	19	13	62
Gains exempted or covered by capital losses	82	32	4
Policyholder tax	(216)	(8)	(136)
Further factors affecting the life business:2
Derecognition of deferred tax on policyholder tax credit	–	(252)	(331)
Taxation of certain insurance assets arising on transition to new tax regime	–	–	(221)
Changes to the taxation of pension business:
Policyholder tax cost	–	–	(182)
Shareholder tax benefit	–	–	206
Tax losses where no deferred tax recognised	–	(25)	–
Deferred tax on losses not previously recognised	43	–	12
Adjustments in respect of previous years	20	53	82
Effect of results of joint ventures and associates	2	9	14
Other items	(1)	6	(2)
Tax charge	(556)	(206)	(575)

1	Restated – see notes 1 and 26.
2
The Finance Act 2012 introduced a new UK tax regime for the taxation of life insurance companies which took effect from 1 January 2013.  The new regime, combined with current economic forecasts, has had a number of impacts on the tax charge.  The impacts are analysed above.

LLOYDS BANKING GROUP PLC

6.	Taxation (continued)

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2013 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year.  The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

The Finance Act 2013 (the “Act”) was substantively enacted on 2 July 2013.  The Act further reduces the rate of corporation tax to 21 per cent with effect from 1 April 2014 and 20 per cent with effect from 1 April 2015.  The impact of the corporation tax reductions to 21 and 20 per cent will be accounted for in the second half of 2013. The effect of these rate reductions on the Group’s deferred tax balance is estimated to be a reduction in the net deferred tax asset of approximately £0.5 billion.

7.	Earnings (loss) per share

	Half-year to 30 June 2013	Half-year to 30 June 20121	Half-year to 31 Dec 20121

Basic
Profit (loss) attributable to equity shareholders	£1,560m	£(697)m	£(774)m
Weighted average number of ordinary shares in issue	70,672m	69,348m	70,329m
Earnings (loss) per share	2.2p	(1.0)p	(1.1)p

Fully diluted
Profit (loss) attributable to equity shareholders	£1,560m	£(697)m	£(774)m
Weighted average number of ordinary shares in issue	71,460m	69,348m	70,329m
Earnings (loss) per share	2.2p	(1.0)p	(1.1)p

1	Restated – see notes 1 and 26.

8.         Disposal groups

Disposal groups are classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use and a sale is considered highly probable. The Group expects to complete the sales of its branch business in Uruguay, its international private banking operations and its joint venture interest in Sainsbury’s Bank in the next 12 months.  The assets and liabilities associated with these operations are therefore classified as held-for-sale disposal groups at 30 June 2013 and included within other assets and other liabilities respectively.

	At 30 June 2013	At 31 Dec 2012
	£m	£m
Other assets
Assets of disposal groups classified as held for sale	1,110	194

Other liabilities
Liabilities of disposal groups classified as held for sale	2,051	214

Disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.  The Group has recognised a loss of £10 million within other income relating to disposal groups classified as held for sale during the half-year to 30 June 2013.

At 31 December 2012, the Group’s Uruguayan branch business, its branch remittance business in Japan and its portfolio management business in Luxembourg were classified as held-for-sale.  The sales of the Japan branch remittance business and the Luxembourg portfolio management business completed in the first half of 2013.

LLOYDS BANKING GROUP PLC

8.         Disposal groups (continued)

The major classes of assets and liabilities of the disposal groups are as follows:
	At 30 June 2013	At 31 Dec 2012
	£m	£m

Assets
Cash and balances at central banks	97	82
Loans and advances to banks	14	7
Loans and advances to customers	772	84
Available-for-sale financial assets	72	27
Other	186	20
Provision for impairment of the disposal groups	(31)	(26)
	1,110	194

Liabilities
Customer deposits	2,026	185
Other	25	29
	2,051	214

9.         Trading and other financial assets at fair value through profit or loss

	At 30 June 2013	At 31 Dec 20121
	£m	£m

Trading assets	31,349	23,345

Other financial assets at fair value through profit or loss:
Treasury and other bills	59	56
Loans and advances to customers	29	34
Debt securities	40,496	47,738
Equity shares	68,725	89,447
	109,309	137,275
Total trading and other financial assets at fair value through profit or loss	140,658	160,620

1	Restated – see notes 1 and 26.

Included in the above is £104,867 million (31 December 2012: £134,537 million) of assets relating to the insurance businesses.

LLOYDS BANKING GROUP PLC

10.	Derivative financial instruments

	30 June 2013		31 December 20121
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	5,175	1,467	6,903	2,128
Derivatives designated as cash flow hedges	2,144	2,551	4,668	4,470
	7,319	4,018	11,571	6,598
Trading and other
Exchange rate contracts	5,252	5,036	3,712	3,887
Interest rate contracts	27,607	26,472	37,785	36,537
Credit derivatives	167	137	94	343
Embedded equity conversion feature	1,279	–	1,421	–
Equity and other contracts	1,816	938	1,974	1,311
	36,121	32,583	44,986	42,078
Total recognised derivative assets/liabilities	43,440	36,601	56,557	48,676

1	Restated – see notes 1 and 26.

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral.  Of the derivative assets of £43,440 million at 30 June 2013 (31 December 2012: £56,557 million), £28,934 million (31 December 2012: £38,158 million) are available for offset under master netting arrangements.  These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances.  Of the remaining derivative assets of £14,506 million (31 December 2012: £18,399 million), cash collateral of £2,206 million (31 December 2012: £5,429 million) was held and a further £2,158 million (31 December 2012: £1,387 million) was due from Organisation for Economic Co-operation and Development (OECD) banks.

The embedded equity conversion feature of £1,279 million (31 December 2012: £1,421 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the loss of £142 million arising from the change in fair value in the half-year to 30 June 2013 (half-year to 30 June 2012: loss of £152 million; half-year to 31 December 2012: gain of £401 million) is included within net trading income.

LLOYDS BANKING GROUP PLC

11.	Loans and advances to customers

	At 30 June 2013	At 31 Dec 2012
	£m	£m

Agriculture, forestry and fishing	5,852	5,531
Energy and water supply	3,006	3,321
Manufacturing	8,520	8,530
Construction	7,599	7,526
Transport, distribution and hotels	24,014	26,568
Postal and communications	1,585	1,397
Property companies	50,289	52,388
Financial, business and other services	46,779	49,190
Personal:
Mortgages	334,702	337,879
Other	26,736	28,334
Lease financing	5,829	6,477
Hire purchase	5,478	5,334
	520,389	532,475
Allowance for impairment losses on loans and advances (note 12)	(14,605)	(15,250)
Total loans and advances to customers	505,784	517,225

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes.  Further details are given in note 13.

12.	Allowance for impairment losses on loans and receivables

	Half-year to 30 June 2013	Half-year to 30 June 2012	Half-year to 31 Dec 2012
	£m	£m	£m

Opening balance	15,459	19,022	18,159
Exchange and other adjustments	429	(451)	63
Adjustment on disposal of business	(104)	–	–
Advances written off	(2,833)	(3,202)	(5,578)
Recoveries of advances written off in previous years	303	310	548
Unwinding of discount	(191)	(201)	(173)
Charge to the income statement (note 5)	1,681	2,681	2,440
Balance at end of period	14,744	18,159	15,459

In respect of:
Loans and advances to banks	3	3	3
Loans and advances to customers (note 11)	14,605	17,908	15,250
Debt securities (note 14)	136	248	206
Balance at end of period	14,744	18,159	15,459

LLOYDS BANKING GROUP PLC

13.	Securitisations and covered bonds

The Group's principal securitisation and covered bond programmes, together with the balances of the loans subject to these arrangements and the carrying value of the notes in issue, are listed in the table below.

	30 June 2013		31 December 2012
	Loans and advances securitised	Notes in issue	Loans and advances securitised	Notes in issue
Securitisation programmes1	£m	£m	£m	£m

UK residential mortgages	60,509	41,671	80,125	57,285
US residential mortgage-backed securities	–	–	185	221
Commercial loans	14,953	13,331	15,024	14,110
Irish residential mortgages	5,372	3,598	5,189	3,509
Credit card receivables	5,998	2,889	6,974	3,794
Dutch residential mortgages	4,630	4,756	4,547	4,682
Personal loans	3,732	750	4,412	2,000
PPP/PFI and project finance loans	641	109	688	104
Motor vehicle loans	715	762	1,039	1,086
	96,550	67,866	118,183	86,791
Less held by the Group		(44,524)		(58,732)
Total securitisation programmes (note 17)		23,342		28,059

Covered bond programmes
Residential mortgage-backed	85,170	61,745	91,420	64,593
Social housing loan-backed	2,747	1,800	2,927	2,400
	87,917	63,545	94,347	66,993
Less held by the Group		(25,810)		(26,320)
Total covered bond programmes (note 17)		37,735		40,673

Total securitisation and covered bond programmes		61,077		68,732

1	Includes securitisations utilising a combination of external funding and credit default swaps.

Securitisation programmes
Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs).  As the SPEs are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue (note 17).

Covered bond programmes
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group.  The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue (note 17).

Cash deposits of £17,684 million (31 December 2012: £19,691 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs, the term advances relating to covered bonds and other legal obligations.

Asset-backed conduits
In addition to the SPEs detailed above, the Group sponsors three asset-backed conduits: Argento, Cancara and Grampian, which invest in debt securities (notes 14 and 15) and client receivables (note 11).

LLOYDS BANKING GROUP PLC

14.           Debt securities classified as loans and receivables

Debt securities classified as loans and receivables comprise:
	At 30 June 2013	At 31 Dec 2012
	£m	£m

Asset-backed securities:
Mortgage-backed securities	381	3,927
Other asset-backed securities	994	1,150
Corporate and other debt securities	451	402
	1,826	5,479
Allowance for impairment losses (note 12)	(136)	(206)
Total	1,690	5,273

15.	Available-for-sale financial assets

	At 30 June 2013	At 31 Dec 2012
	£m	£m

Asset-backed securities	2,163	2,284
Other debt securities:
Bank and building society certificates of deposit	204	188
Government securities	31,077	25,555
Corporate and other debt securities	1,649	1,848
	32,930	27,591
Equity shares	517	528
Treasury and other bills	885	971
Total	36,495	31,374

16.	Customer deposits

	At 30 June 2013	At 31 Dec 2012
	£m	£m

Sterling:
Non-interest bearing current accounts	37,976	35,430
Interest bearing current accounts	65,162	58,953
Savings and investment accounts	241,161	239,767
Other customer deposits	46,554	48,893
Total sterling	390,853	383,043
Currency	42,706	43,869
Total	433,559	426,912

Included above are liabilities of £2,991 million (31 December 2012: £4,433 million) in respect of securities sold under repurchase agreements.

LLOYDS BANKING GROUP PLC

17.	Debt securities in issue

	30 June 2013			31 December 20121
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	5,246	24,887	30,133	5,700	29,537	35,237
Covered bonds (note 13)	–	37,735	37,735	–	40,673	40,673
Certificates of deposit	–	12,400	12,400	–	11,087	11,087
Securitisation notes (note 13)	–	23,342	23,342	–	28,059	28,059
Commercial paper	–	7,983	7,983	–	7,897	7,897
	5,246	106,347	111,593	5,700	117,253	122,953

1	Restated – see notes 1 and 26.

18.	Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:
	At 30 June 2013	At 31 Dec 20121
	£m	£m

Defined benefit pension schemes:
- Fair value of scheme assets	32,203	30,367
- Present value of funded obligations	(31,915)	(31,324)
- Net pension scheme liability	288	(957)
Other post-retirement defined benefit schemes	(209)	(207)
Net retirement benefit asset (liability)	79	(1,164)

Recognised on the balance sheet as:
Retirement benefit assets	859	741
Retirement benefit obligations	(780)	(1,905)
Net retirement benefit asset (liability)	79	(1,164)

1	Restated – see notes 1 and 26.

The movement in the Group’s net post-retirement defined benefit scheme assets (liabilities) during the period was as follows:
£m

At 1 January 2013
As previously reported	1,567
Restatement (see notes 1 and 26)	(2,731)
Restated	(1,164)
Exchange and other adjustments	(1)
Income statement charge	(322)
Employer contributions	585
Remeasurement	981
At 30 June 2013	79

LLOYDS BANKING GROUP PLC

18.	Post-retirement defined benefit schemes (continued)

The charge to the income statement in respect of pensions and other post-retirement benefit schemes for the half-year to 30 June 2013 is comprised as follows:
£m

Past service cost	104
Other	218
Defined benefit pension schemes	322
Defined contribution schemes	111
Total charge to the income statement (note 4)	433

The principal assumptions used in the valuations of the defined benefit pension scheme were as follows:
	At 30 June 2013	At 31 Dec 2012
	%	%

Discount rate	4.90	4.60
Rate of inflation:
Retail Prices Index	3.30	2.90
Consumer Price Index	2.30	2.00
Rate of salary increases	2.00	2.00
Rate of increase for pensions in payment	3.10	2.70

The application of the revised assumptions as at 30 June 2013 to the Group’s principal post-retirement defined benefit schemes has resulted in a remeasurement of £981 million which has been recognised directly in equity, net of deferred tax.

19.	Subordinated liabilities

The Group’s subordinated liabilities are comprised as follows:
	At 30 June 2013	At 31 Dec 2012
	£m	£m

Preference shares	1,406	1,385
Preferred securities	4,545	4,394
Undated subordinated liabilities	1,983	1,927
Enhanced Capital Notes	9,152	8,947
Dated subordinated liabilities	17,149	17,439
Total subordinated liabilities	34,235	34,092

The movement in subordinated liabilities during the period was as follows:
	Half-year to 30 June 2013	Half-year to 30 June 2012	Half-year to 31 Dec 2012
	£m	£m	£m

Opening balance	34,092	35,089	34,752
New issues during the period	1,500	128	–
Repurchases and redemptions during the period	(1,821)	(208)	(649)
Foreign exchange and other movements	464	(257)	(11)
At end of period	34,235	34,752	34,092

LLOYDS BANKING GROUP PLC

20.	Share capital

Movements in share capital during the period were as follows:
	Number of shares
	(million)	£m

Ordinary shares of 10p each
At 1 January 2013	70,343	7,034
Issued in the period (see below)	988	99
At 30 June 2013	71,331	7,133

Limited voting ordinary shares of 10p each
At 1 January and 30 June 2013	81	8
Total share capital		7,141

Of the shares issued in the period, 713 million shares were issued in relation to the payment of coupons on certain hybrid capital securities; the remaining 275 million shares issued were in respect of employee share schemes.

21.	Reserves
		Other reserves
	Share premium	Available- for-sale	Cash flow hedging	Merger and other	Total	Retained profits
	£m	£m	£m	£m	£m	£m

At 1 January 2013
As previously reported	16,872	399	350	12,153	12,902	7,183
Restatement (see notes 1 and 26)	–	–	–	–	–	(2,103)
Restated	16,872	399	350	12,153	12,902	5,080
Issue of ordinary shares	394	–	–	–	–	–
Profit for the period	–	–	–	–	–	1,560
Post-retirement defined benefit scheme remeasurements (net of tax)	–	–	–	–	–	755
Movement in treasury shares	–	–	–	–	–	(361)
Value of employee services:
Share option schemes	–	–	–	–	–	34
Other employee award schemes	–	–	–	–	–	146
Change in fair value of available-for-sale assets (net of tax)	–	(419)	–	–	(419)	–
Change in fair value of hedging derivatives (net of tax)	–	–	95	–	95	–
Transfers to income statement (net of tax)	–	(539)	(321)	–	(860)	–
Exchange and other	–	–	–	25	25	–
At 30 June 2013	17,266	(559)	124	12,178	11,743	7,214

LLOYDS BANKING GROUP PLC

22.	Provisions for liabilities and charges

Payment protection insurance
Following the unsuccessful legal challenge by the British Bankers’ Association against the FSA and the Financial Ombudsman Service, the Group held discussions with the FSA with a view to seeking clarity around the detailed implementation of the FSA Policy Statement which set out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress in respect of payment protection insurance (PPI) sales standards.  As a result, the Group concluded that there are certain circumstances where customer redress will be appropriate.  Accordingly the Group made provisions totalling £6,775 million during 2010 and 2012 in respect of the anticipated costs of such redress, including administrative expenses.

The volume of PPI complaints has continued to fall in line with expectations, with monthly complaint volumes in the first half of 2013 on average 40 per cent below the level experienced in the second half of 2012.  However, costs have been higher than expected due to the acceleration of the settlement of cases currently held with the Financial Ombudsman Service, a VAT ruling and higher uphold and settlement rates.  The Group has also increased its estimate of future administration costs.  In view of this, the Group is increasing the provision by £450 million with approximately £250 million relating to redress costs and approximately £200 million to additional administration costs.

In addition the Group has been informed that it has been referred to the Enforcement Team of the Financial Conduct Authority for investigation over the governance of a third party supplier and failings in the PPI complaint handling process.  A provision of £50 million has been made in respect of the likely administration costs of this exercise.

These provisions will bring the total amount provided to £7,275 million (of which £1,510 million relates to administration costs).  In the first half of 2013 total costs incurred were £1,280 million including approximately £380 million of administration costs, leaving approximately £1,650 million of the provision unutilised at 30 June 2013.  This represents the Group’s current best estimate of the likely future costs, but a number of risks and uncertainties remain and it is possible that the eventual outcome may differ materially from the current estimate resulting in a further provision being required.

The provision has been based on a number of subjective assumptions, which are discussed below including the effect on the provision if actual future experience differs from that assumed:

–
The scope of the proactive mailing exercise covers 2.5 million policies, and approximately half of these have either been mailed or the customer has already contacted the Group.  If the scope of the proactive mailing was 0.1 million higher than that assumed in the provision, the additional provision would be approximately £30 million;

–
The response rate from customers covered by the proactive mailing exercise to date is approximately 27 per cent.  If the future response rate was 1 per cent higher than the 27 per cent assumed in the provision, the additional provision would be approximately £10 million;

–
The number of customer initiated complaints received to date, where a PPI policy existed, is 2.3 million.  If the future level of complaints was 0.1 million higher than that assumed in the provision, the additional provision would be approximately £170 million;

–
The average uphold rate per policy in the last six months, excluding those customers with no PPI policy, is 61 per cent.  If the future uphold rate was 1 per cent higher than the 73 per cent assumed in the provision, the additional provision would be approximately £10 million; and

–
The average redress rate per policy in the last six months was £1,700.  If the future average redress was £100 higher than the £1,440 assumed in the provision, (which is lower than the average over the last six months due to the expected mix of future complaints), the additional provision would be approximately £70 million.

The Group will reassess the continued appropriateness of the assumptions underlying its analysis at each reporting date in light of current experience and other relevant evidence.

LLOYDS BANKING GROUP PLC

22.	Provisions for liabilities and charges (continued)

Other regulatory provisions
Litigation in relation to insurance branch business in Germany
Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German Courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. Following decisions in July 2012 from the Federal Court of Justice in Germany the Group recognised a further provision of £150 million in its accounts for the year ended 31 December 21012 bringing the total amount provided to £325 million. During the half-year to 30 June 2013 the Group has charged a further £75 million with respect to this litigation increasing the total provision to £400 million. The total provision remaining as at 30 June 2013 was £320 million.

However, there are still a number of uncertainties as to the full impact of the FCJ’s decisions, and the implications with respect to the claims facing CMIG. As a result the ultimate financial effect, which could be significantly different to the provision, will only be known once there is further clarity with respect to a range of legal issues involved in these claims and/or all relevant claims have been resolved.

Interest rate hedging products
In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses.  The Group agreed that on conclusion of this review it would provide redress to any of these customers where appropriate.

Following the completion of a pilot review of a sample of IRHP sales to small and medium-sized businesses and a supplemental agreement reached with the FSA on 30 January 2013 on the principles to be adopted during the course of the wider review, the Group provided £400 million in its accounts for the year ended 31 December 2012 for the estimated cost of redress and related administration costs.  At 31 December 2012, £20 million of the provision had been utilised; a further £53 million has been utilised in the half-year to 30 June 2013.  A number of uncertainties remain as to the eventual costs given the inherent difficulties in determining the number of customers within the scope of the review and the amount of any redress to be provided to customers.

Other regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other regulators in relation to a range of matters.  In 2012 a provision of £100 million was made in respect of certain UK retail and other matters; this provision has remained unchanged during the first half of the year.  The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

23.	Contingent liabilities and commitments

Interchange fees
On 24 May 2012, the General Court of the European Union (the General Court) upheld the European Commission’s 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback multilateral interchange fee (MIF) in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card.

MasterCard has appealed the General Court’s judgment to the Court of Justice of the European Union.  MasterCard is supported by several card issuers, including the Group.  Judgment is not expected until late 2013 or later.

In parallel:

–
the European Commission is also considering further action and has proposed legislation to regulate interchange fees, following its 2012 Green Paper (Towards an integrated European market for cards, internet and mobile payments) consultation;

–
the European Commission has consulted on commitments proposed by VISA to settle an investigation into whether arrangements adopted by VISA for the levying of the MIF in respect of cross-border credit card payment transactions also infringe European Union competition laws.  VISA has proposed inter alia to reduce the level of interchange fees on cross-border credit card transactions to the interim level (30 basis points) also agreed by Mastercard.  VISA has previously reached an agreement (which expires in 2014) with the European Commission to reduce the level of interchange fees for cross-border debit card transactions to the interim levels agreed by MasterCard;

–
the Office of Fair Trading (OFT) has placed on hold its examination of whether the levels of interchange fees paid by retailers in respect of MasterCard and VISA credit cards, debit cards and charge cards in the UK infringe competition law.  The OFT has placed the investigation on hold pending the outcome of the Mastercard appeal to the Court of Justice of the European Union; and

–
the UK Government held a consultation in 2013, Opening Up UK Payments.  The consultation included a proposal to legislate to introduce a new economic regulator with responsibility for payment systems, including three and four party card schemes, and a role in setting or approving interchange fees.

The ultimate impact of the investigations and any regulatory developments on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings and once regulatory or legislative proposals are more certain.

LLOYDS BANKING GROUP PLC

23.	Contingent liabilities and commitments (continued)

Interbank offered rate setting investigations
A number of government agencies in the UK, US and elsewhere, including the UK Financial Conduct Authority, the US Commodity Futures Trading Commission, the US Securities and Exchange Commission, the US Department of Justice and a number of State Attorneys General, as well as the European Commission, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates including the BBA London Interbank Offered Rates (LIBOR) and the European Banking Federation’s Euribor.  Certain Group companies were (at the relevant times) and remain members of various panels whose members make submissions to these bodies including the BBA LIBOR panels.  No Group company is or was a member of the Euribor panel.  Certain Group companies have received subpoenas and requests for information from certain government agencies and the Group is co-operating with their investigations.  In addition certain Group companies, together with other panel banks, have been named as defendants in private lawsuits, including purported class action suits in the US with regard to the setting of LIBOR.  It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or private lawsuits, including the timing and scale of the potential impact of any investigations and private lawsuits on the Group.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS) is the UK’s independent statutory compensation fund of last resort for customers of authorised financial services firms and pays compensation if a firm is unable or likely to be unable to pay claims against it.  The FSCS is funded by levies on the authorised financial services industry.  The levies raised may comprise a management expenses levy and a compensation costs levy.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms.  The interest rate on the borrowings with HM Treasury, which totalled approximately £17 billion at 31 March 2013, is 12 month LIBOR plus 100 basis points.  Each deposit-taking institution contributes towards the FSCS levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.

The substantial majority of the principal balance of the £17 billion loan between the FSCS and HM Treasury will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted.  In July 2013, the FSCS confirmed that it expects to raise compensation costs levies of approximately £1.1 billion on all deposit-taking participants over a three year measurement period from 2012 to 2014 to enable it to repay an HM Treasury loan which matures in 2016.  The amount of future compensation costs levies payable by the Group depends on a number of factors including participation in the market at 31 December, the level of protected deposits and the population of deposit-taking participants.

Investigation into Bank of Scotland and report on HBOS
The FSA’s enforcement investigation into Bank of Scotland plc’s Corporate division between 2006 and 2008 concluded with the publication of a Final Notice on 9 March 2012.  No financial penalty was imposed on the Group or Bank of Scotland plc.  On 12 September 2012 the FSA confirmed it was starting work on a public interest report on HBOS.  That report is expected to be published in 2013.

Shareholder complaints
In November 2011 the Group and two former members of the Group’s Board of Directors were named as defendants in a  purported securities class action filed in the United States District Court for the Southern District of New York.  The complaint asserted claims under the Securities Exchange Act of 1934 in connection with alleged material omissions from statements made in 2008 in connection with the acquisition of HBOS.  No quantum is specified.  In October 2012 the court dismissed the complaint.  An appeal against this decision has been filed.  The Group continues to consider that the allegations are without merit.

LLOYDS BANKING GROUP PLC

23.	Contingent liabilities and commitments (continued)

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties), and regulatory challenges, investigations and enforcement actions, both in the UK and overseas.  All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability.  In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date.  In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters.  However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

Contingent liabilities and commitments arising from the banking business

	At 30 June 2013	At 31 Dec 2012
	£m	£m

Contingent liabilities
Acceptances and endorsements	64	107
Other:
Other items serving as direct credit substitutes	691	523
Performance bonds and other transaction-related contingencies	2,114	2,266
	2,805	2,789
Total contingent liabilities	2,869	2,896

Commitments
Documentary credits and other short-term trade-related transactions	80	11
Forward asset purchases and forward deposits placed	368	546

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	9,892	7,404
Other commitments	55,832	53,196
	65,724	60,600
1 year or over original maturity	41,320	40,794
Total commitments	107,492	101,951

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £58,096 million (31 December 2012: £52,733 million) was irrevocable.

LLOYDS BANKING GROUP PLC

24.	Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine the fair values.

Level 1 portfolios
Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities.  Products classified as level 1 predominantly comprise equity shares, treasury bills and other government securities.

Level 2 portfolios
Level 2 valuations are those where quoted market prices are not available, for example where the instrument is traded in a market that is not considered to be active or valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data.  Examples of such financial instruments include most over-the-counter derivatives, financial institution issued securities, certificates of deposit and certain asset-backed securities.

Level 3 portfolios
Level 3 portfolios are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data.  Such instruments would include the Group’s venture capital and unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows.  Certain of the Group’s asset-backed securities and derivatives, principally where there is no trading activity in such securities, are also classified as level 3.

Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification.  Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology
Loans and advances and debt securities measured at fair value through profit or loss and classified as level 2 are valued by discounting expected cash flows using an observable credit spread applicable to the particular instrument. The fair value of non-derivative liabilities measured at fair value through profit or loss and classified as level 2 is calculated in a similar way.

For other level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2012 annual report and accounts in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

LLOYDS BANKING GROUP PLC

24.	Fair values of financial assets and liabilities (continued)

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet.  The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2013		31 December 20121
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

Financial assets
Cash and balances at central banks	60,555	60,555	80,298	80,298
Items in the course of collection from banks	1,581	1,581	1,256	1,256
Trading and other financial assets at fair value through profit or loss	140,658	140,658	160,620	160,620
Derivative financial instruments	43,440	43,440	56,557	56,557
Loans and receivables:
Loans and advances to banks	32,593	32,339	32,757	32,746
Loans and advances to customers	505,784	495,786	517,225	506,418
Debt securities	1,690	1,468	5,273	5,402
Available-for-sale financial instruments	36,495	36,495	31,374	31,374
Financial liabilities
Deposits from banks	14,226	14,407	38,405	38,738
Customer deposits	433,559	434,856	426,912	428,749
Items in course of transmission to banks	1,300	1,300	996	996
Trading and other financial liabilities at fair value through profit or loss	40,673	40,673	33,392	33,392
Derivative financial instruments	36,601	36,601	48,676	48,676
Notes in circulation	1,354	1,354	1,198	1,198
Debt securities in issue	106,347	109,978	117,253	122,847
Liabilities arising from non-participating investment contracts	27,298	27,298	54,372	54,372
Financial guarantees	49	49	48	48
Subordinated liabilities	34,235	36,493	34,092	36,382

1	Restated – see notes 1 and 26.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures.  In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following table provides an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

LLOYDS BANKING GROUP PLC

24.	Fair values of financial assets and liabilities (continued)

Valuation hierarchy
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 30 June 2013
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	–	17,562	–	17,562
Loans and advances to banks	–	5,502	–	5,502
Debt securities:
Government securities	18,216	–	–	18,216
Other public sector securities	25	2,600	–	2,625
Bank and building society certificates of deposit	41	3,436	–	3,477
Asset-backed securities:
Mortgage-backed securities	311	368	–	679
Other asset-backed securities	286	723	–	1,009
Corporate and other debt securities	8,561	12,214	1,917	22,692
	27,440	19,341	1,917	48,698
Equity shares	66,740	12	1,973	68,725
Treasury and other bills	112	59	–	171
Total trading and other financial assets at fair value through profit or loss	94,292	42,476	3,890	140,658
Available-for-sale financial assets:
Debt securities:
Government securities	31,077	–	–	31,077
Bank and building society certificates of deposit	–	204	–	204
Asset-backed securities:
Mortgage-backed securities	–	1,323	–	1,323
Other asset-backed securities	–	765	75	840
Corporate and other debt securities	65	1,584	–	1,649
	31,142	3,876	75	35,093
Equity shares	71	79	367	517
Treasury and other bills	519	366	–	885
Total available-for-sale financial assets	31,732	4,321	442	36,495
Derivative financial instruments	140	40,320	2,980	43,440
Total financial assets carried at fair value	126,164	87,117	7,312	220,593
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss (debt securities)	–	5,246	–	5,246
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	31,458	–	31,458
Short positions in securities	2,473	283	–	2,756
Other	–	1,213	–	1,213
	2,473	32,954	–	35,427
Total trading and other financial liabilities at fair value through profit or loss	2,473	38,200	–	40,673
Derivative financial instruments	108	35,566	927	36,601
Financial guarantees	–	–	49	49
Total financial liabilities carried at fair value	2,581	73,766	976	77,323

There were no transfers between level 1 and level 2 during the period.

LLOYDS BANKING GROUP PLC

24.	Fair values of financial assets and liabilities (continued)

Movements in Level 3 portfolio

The table below analyses movements in the level 3 financial assets portfolio.

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2013	3,306	567	2,358	6,231
Exchange and other adjustments	4	21	10	35
Gains (losses) recognised in the income statement within other income	173	(1)	55	227
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	34	–	34
Purchases	301	27	200	528
Sales	(159)	(207)	(9)	(375)
Transfers into the level 3 portfolio	265	1	415	681
Transfers out of the level 3 portfolio	–	–	(49)	(49)
At 30 June 2013	3,890	442	2,980	7,312
Gains recognised in the income statement within other income attributable to the change in unrealised gains (losses) relating to those assets held at 30 June 2013	152	2	52	206

The table below analyses movements in the level 3 financial liabilities portfolio.

	Derivative liabilities	Financial guarantees	Total financial liabilities carried at fair value
	£m	£m	£m

At 1 January 2013	543	48	591
Exchange and other adjustments	3	–	3
(Gains) losses recognised in the income statement within other income	(44)	2	(42)
Additions	203	–	203
Redemptions	(25)	(1)	(26)
Transfers into the level 3 portfolio	248	–	248
Transfers out of the level 3 portfolio	(1)	–	(1)
At 30 June 2013	927	49	976
Gains (losses) recognised in the income statement within other income attributable to the change in unrealised gains (losses) relating to those liabilities held at 30 June 2013	43	(2)	41

LLOYDS BANKING GROUP PLC

24.	Fair values of financial assets and liabilities (continued)

Sensitivity of level 3 valuations
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent.  The calculation of the effect of reasonably possible alternative assumptions included in the table below reflects such relationships.

The following information relates to significant unobservable inputs in respect of derivatives and debt investments shown in the table that follows:

•	Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time.

•	Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value.

•	Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes.

The fair values of certain equity investments, mainly those in the Group’s venture capital businesses, are determined by identifying the earnings multiple for comparable companies and applying this multiple to the earnings of the entity whose value is being estimated; a higher earnings multiple will result in a higher fair value.

Reasonably possible alternative assumptions
The following information relates to reasonably possible alternative assumptions shown in the table that follows.

Debt securities
Reasonably possible alternative assumptions have been determined in respect of the Group’s structured credit investment by flexing credit spreads to a range between 685 basis points and 1,016 basis points.

Derivatives
(i)
In respect of the embedded equity conversion feature of the Enhanced Capital Notes, the sensitivity was based on the absolute difference between the actual price of the Enhanced Capital Note and the closest, alternative broker quote available plus the impact of applying a 10 basis points increase/decrease in the market yield used to derive a market price for similar bonds without the conversion feature.  The effect of interdependency of the assumptions is not material to the effect of applying reasonably possible alternative assumptions to the valuations of derivative financial instruments.

(ii)
Uncollateralised inflation swaps are valued using appropriate discount spreads for such transactions.  These spreads are not generally observable for longer maturities.  The reasonably possible alternative valuations reflect flexing of the spreads for the differing maturities to alternative values of between 75 basis points and 230 basis points.

(iii)
Swaptions are priced using industry standard option pricing models.  Such models require interest rate volatilities which may be unobservable at longer maturities.  To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 1 per cent to 118 per cent.

Equity and venture capital investments
The valuation techniques used for unlisted equities and venture capital investments vary depending on the nature of the investment.  Reasonably possible alternative valuations for these investments have been calculated as follows:

––	for valuations derived from earnings multiples, a 10 per cent increase/decrease in the earnings multiple has been applied; and

––	for fund investment portfolios, the values of underlying investments have been flexed in line with International Private Equity and Venture Capital Guidelines.

LLOYDS BANKING GROUP PLC

24.	Fair values of financial assets and liabilities (continued)
				At 30 June 2013
					Effect of reasonably possible alternative assumptions2
	Valuation technique(s)	Significant unobservable inputs	Range1	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss
Debt securities	Discounted cash flow	Credit spreads (bps)	n/a3	243	17	(6)
Equity and venture capital investments	Market approach	Earnings multiple	0.9/14.4	2,172	82	(84)
	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	191	41	(20)
Unlisted equities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	1,284	–	–
				3,890
Available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	n/a	75	–	–
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	367	19	(10)
				442
Derivative financial assets
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread (bps)	328/532	1,279	60	(60)
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	54/189	1,263	127	(46)
	Option pricing model	Interest rate volatility	26%/121%	438	10	(5)
				2,980
Financial assets carried at fair value				7,312
Derivative financial liabilities
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	54/189	664	–	–
	Option pricing model	Interest rate volatility	26%/121%	263	–	–
				927
Financial guarantees				49
Financial liabilities carried at fair value				976

1	The range represents the highest and lowest inputs used in the level 3 valuations.
2	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
3	A single pricing source is used.
4	Underlying asset/net asset values represent fair value.

LLOYDS BANKING GROUP PLC

25.	Related party transactions

UK Government
In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer.  As at 30 June 2013, HM Treasury held a 38.7 per cent (31 December 2012: 39.2 per cent) interest in the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the half-year to 30 June 2013.

In accordance with IAS 24, UK Government-controlled entities are related parties of the Group.  The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

The Group has participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

National Loan Guarantee Scheme
The Group is participating in the UK Government's National Loan Guarantee Scheme, which was launched on 20 March 2012.  Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria.  Eligible businesses who take up the funding benefit from a 1 per cent discount on their funding rate for a certain period of time.

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010.  At 30 June 2013, the Group had invested £54 million (31 December 2012: £50 million) in the Business Growth Fund and carried the investment at a fair value of £44 million (31 December 2012: £44 million).

Big Society Capital
In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund.  The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund.  The Fund was officially launched on 3 April 2012 and the Group had invested £12 million in the Fund by 31 December 2012 and invested a further £4 million during the half-year to 30 June 2013.

Funding for Lending
In August 2012 the Group announced its support for the UK Government’s Funding for Lending Scheme and confirmed its intention to participate in the scheme; and in June 2013 the Group accepted the UK Government’s invitation to take part in the extension of the scheme until the end of January 2015.  The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group.  The initiative supports a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow.  The Group drew down £3.0 billion during the year ended 31 December 2012; there have been no further drawings in the half-year to 30 June 2013.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities
There were no significant transactions with other UK Government-controlled entities (including UK Government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

LLOYDS BANKING GROUP PLC

25.	Related party transactions (continued)

Other related party transactions
During the half-year to 30 June 2013, the Group sold at fair value certain securitisation notes to Lloyds TSB Group Pension Trust (No. 1) Limited for a consideration of approximately £340 million.  Subsequently, the Group entered into a commercially negotiated agreement with Lloyds TSB Group Pension Trust (No.1) Limited to jointly sell a portfolio of US Residential Mortgage-Backed Securities with a book value of £3.5 billion.  As a result of selling the portfolio together a price premium was achieved compared to selling the notes separately.  Under the terms of the agreement the Group and Lloyds TSB Group Pension Trust (No.1) Limited agreed to share any price premium achieved above an agreed minimum threshold amount.

In March 2013 the Group sold 102 million shares in St. James's Place plc; fees totalling some £5 million in relation to the sale were settled by St. James’s Place plc.

Other related party transactions for the half-year to 30 June 2013 are similar in nature to those for the year ended 31 December 2012.

LLOYDS BANKING GROUP PLC

26.	Restatement of prior period information

As explained in note 1, the Group has adopted IFRS 10 Consolidated Financial Statements and Amendments to IAS 19 Employee Benefits (IAS 19R) on 1 January 2013.

The Group has restated information for the preceding comparative periods.

The following tables summarise the adjustments arising on the adoption of IAS 19R and IFRS 10 to the Group’s:

–	income statement, statement of comprehensive income and statement of cash flows for the half-year to 30 June 2012 and the half-year to 31 December 2012;

–	balance sheet at 31 December 2012; and

–	equity at 1 January 2012.

Consolidated income statement – half-year to 30 June 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m

Interest and similar income	12,734	–	–	12,734
Interest and similar expense	(8,076)	(394)	–	(8,470)
Net interest income	4,658	(394)	–	4,264
Fee and commission income	2,394	(41)	–	2,353
Fee and commission expense	(748)	(3)	–	(751)
Net fee and commission income	1,646	(44)	–	1,602
Net trading income	4,105	441	–	4,546
Insurance premium income	4,183	–	–	4,183
Other operating income	1,661	–	–	1,661
Other income	11,595	397	–	11,992
Total income	16,253	3	–	16,256
Insurance claims	(7,288)	–	–	(7,288)
Total income, net of insurance claims	8,965	3	–	8,968
Regulatory provisions	(1,075)	–	–	(1,075)
Other operating expenses	(5,601)	–	(20)	(5,621)
Total operating expenses	(6,676)	–	(20)	(6,696)
Trading surplus	2,289	3	(20)	2,272
Impairment	(2,728)	–	–	(2,728)
(Loss) profit before tax	(439)	3	(20)	(456)
Taxation	(202)	(3)	(1)	(206)
Loss for the period	(641)	–	(21)	(662)

Profit attributable to non-controlling interests	35	–	–	35
Loss attributable to equity shareholders	(676)	–	(21)	(697)
Loss for the period	(641)	–	(21)	(662)

Basic loss per share	(1.0)p			(1.0)p
Diluted loss per share	(1.0)p			(1.0)p

LLOYDS BANKING GROUP PLC

26.	Restatement of prior period information (continued)

Consolidated income statement – half-year to 31 December 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m

Interest and similar income	10,801	13	–	10,814
Interest and similar expense	(6,384)	(976)	–	(7,360)
Net interest income	4,417	(963)	–	3,454
Fee and commission income	2,337	(40)	–	2,297
Fee and commission expense	(690)	(3)	–	(693)
Net fee and commission income	1,647	(43)	–	1,604
Net trading income	9,449	1,010	–	10,459
Insurance premium income	4,101	–	–	4,101
Other operating income	3,039	–	–	3,039
Other income	18,236	967	–	19,203
Total income	22,653	4	–	22,657
Insurance claims	(11,108)	–	–	(11,108)
Total income, net of insurance claims	11,545	4	–	11,549
Regulatory provisions	(3,100)	–	–	(3,100)
Other operating expenses	(6,155)	(1)	(22)	(6,178)
Total operating expenses	(9,255)	(1)	(22)	(9,278)
Trading surplus	2,290	3	(22)	2,271
Impairment	(2,421)	–	–	(2,421)
(Loss) profit before tax	(131)	3	(22)	(150)
Taxation	(571)	(3)	(1)	(575)
Loss for the period	(702)	–	(23)	(725)

Profit attributable to non-controlling interests	49	–	–	49
Loss attributable to equity shareholders	(751)	–	(23)	(774)
Loss for the period	(702)	–	(23)	(725)

Basic loss per share	(1.1)p			(1.1)p
Diluted loss per share	(1.1)p			(1.1)p

LLOYDS BANKING GROUP PLC

26.	Restatement of prior period information (continued)

Consolidated statement of comprehensive income – half-year to 30 June 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m

Loss for the period	(641)	–	(21)	(662)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	–	398	398
Taxation	–	–	(96)	(96)
	–	–	302	302
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	738	–	–	738
Income statement transfers in respect of disposals	(792)	–	–	(792)
Income statement transfers in respect of impairment	28	–	–	28
Taxation	42	–	–	42
	16	–	–	16
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	128	–	–	128
Net income statement transfers	238	–	–	238
Taxation	(83)	–	–	(83)
	283	–	–	283
Currency translation differences (tax: nil)	(20)	–	–	(20)
Other comprehensive income for the period, net of tax	279	–	302	581
Total comprehensive income for the period	(362)	–	281	(81)

Total comprehensive income attributable to non-controlling interests	34	–	–	34
Total comprehensive income attributable to equity shareholders	(396)	–	281	(115)
Total comprehensive income for the period	(362)	–	281	(81)

LLOYDS BANKING GROUP PLC

26.	Restatement of prior period information (continued)

Consolidated statement of comprehensive income – half-year to 31 December 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m

Loss for the period	(702)	–	(23)	(725)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	–	(2,534)	(2,534)
Taxation	–	–	587	587
	–	–	(1,947)	(1,947)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to maturity portfolio	1,168	–	–	1,168
Change in fair value	162	–	–	162
Income statement transfers in respect of disposals	(2,755)	–	–	(2,755)
Income statement transfers in respect of impairment	14	–	–	14
Other income statement transfers	169	–	–	169
Taxation	297	–	–	297
	(945)	–	–	(945)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	(12)	–	–	(12)
Net income statement transfers	(330)	–	–	(330)
Taxation	84	–	–	84
	(258)	–	–	(258)
Currency translation differences (tax: nil)	6	–	–	6
Other comprehensive income for the period, net of tax	(1,197)	–	(1,947)	(3,144)
Total comprehensive income for the period	(1,899)	–	(1,970)	(3,869)

Total comprehensive income attributable to non-controlling interests	48	–	–	48
Total comprehensive income attributable to equity shareholders	(1,947)	–	(1,970)	(3,917)
Total comprehensive income for the period	(1,899)	–	(1,970)	(3,869)

LLOYDS BANKING GROUP PLC

26.	Restatement of prior period information (continued)

Consolidated cash flow statement – half-year to 30 June 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m

(Loss) profit before tax	(439)	3	(20)	(456)
Adjustments for:
Change in operating assets	29,831	223	–	30,054
Change in operating liabilities	(8,543)	(206)	–	(8,749)
Non-cash and other items	1,668	(20)	20	1,668
Tax paid	(94)	–	–	(94)
Net cash provided by operating activities	22,423	–	–	22,423

Cash flows from investing activities
Purchase of financial assets	(12,284)	–	–	(12,284)
Proceeds from sale and maturity of financial assets	14,238	–	–	14,238
Purchase of fixed assets	(1,416)	–	–	(1,416)
Proceeds from sale of fixed assets	1,022	–	–	1,022
Acquisition of businesses, net of cash acquired	(10)	–	–	(10)
Disposal of businesses, net of cash disposed	5	–	–	5
Net cash provided by investing activities	1,555	–	–	1,555

Cash flows from financing activities
Dividends paid to non-controlling interests	(23)	–	–	(23)
Interest paid on subordinated liabilities	(888)	–	–	(888)
Proceeds from issue of ordinary shares	170	–	–	170
Repayment of subordinated liabilities	(15)	–	–	(15)
Change in non-controlling interests	7	–	–	7
Net cash used in financing activities	(749)	–	–	(749)
Effects of exchange rate changes on cash and cash equivalents	(10)	–	–	(10)
Change in cash and cash equivalents	23,219	–	–	23,219
Cash and cash equivalents at beginning of period	85,889	–	–	85,889
Cash and cash equivalents at end of period	109,108	–	–	109,108

LLOYDS BANKING GROUP PLC

26.	Restatement of prior period information (continued)

Consolidated cash flow statement – half-year to 31 December 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m

(Loss) profit before tax	(131)	3	(22)	(150)
Adjustments for:
Change in operating assets	18,502	(751)	–	17,751
Change in operating liabilities	(38,138)	734	–	(37,404)
Non-cash and other items	377	14	22	413
Tax paid	16	–	–	16
Net cash used in operating activities	(19,374)	–	–	(19,374)

Cash flows from investing activities
Purchase of financial assets	(9,766)	–	–	(9,766)
Proceeds from sale and maturity of financial assets	23,426	–	–	23,426
Purchase of fixed assets	(1,587)	–	–	(1,587)
Proceeds from sale of fixed assets	1,573	–	–	1,573
Acquisition of businesses, net of cash acquired	(1)	–	–	(1)
Disposal of businesses, net of cash disposed	32	–	–	32
Net cash provided by investing activities	13,677	–	–	13,677

Cash flows from financing activities
Dividends paid to non-controlling interests	(33)	–	–	(33)
Interest paid on subordinated liabilities	(1,689)	–	–	(1,689)
Repayment of subordinated liabilities	(649)	–	–	(649)
Change in non-controlling interests	16	–	–	16
Net cash used in financing activities	(2,355)	–	–	(2,355)
Effects of exchange rate changes on cash and cash equivalents	2	–	–	2
Change in cash and cash equivalents	(8,050)	–	–	(8,050)
Cash and cash equivalents at beginning of period	109,108	–	–	109,108
Cash and cash equivalents at end of period	101,058	–	–	101,058

LLOYDS BANKING GROUP PLC

26.	Restatement of prior period information (continued)

Consolidated balance sheet at 31 December 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
Assets	£m	£m	£m	£m

Cash and balances at central banks	80,298	–	–	80,298
Items in course of collection from banks	1,256	–	–	1,256
Trading and other financial assets at fair value through profit or loss	153,990	6,630	–	160,620
Derivative financial instruments	56,550	7	–	56,557
Loans and receivables:
Loans and advances to banks	29,417	3,340	–	32,757
Loans and advances to customers	517,225	–	–	517,225
Debt securities	5,273	–	–	5,273
	551,915	3,340	–	555,255
Available-for-sale financial assets	31,374	–	–	31,374
Investment properties	5,405	–	–	5,405
Goodwill	2,016	–	–	2,016
Value of in-force business	6,800	–	–	6,800
Other intangible assets	2,792	–	–	2,792
Tangible fixed assets	7,342	–	–	7,342
Current tax recoverable	354	–	–	354
Deferred tax assets	4,285	–	628	4,913
Retirement benefit assets	1,867	–	(1,126)	741
Other assets	18,308	190	–	18,498
Total assets	924,552	10,167	(498)	934,221

LLOYDS BANKING GROUP PLC

26.	Restatement of prior period information (continued)

Consolidated balance sheet at 31 December 2012 (continued)

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m
Equity and liabilities
Liabilities
Deposits from banks	38,405	–	–	38,405
Customer deposits	426,912	–	–	426,912
Items in course of transmission to banks	996	–	–	996
Trading and other financial liabilities at fair value through profit or loss	35,972	(2,580)	–	33,392
Derivative financial instruments	48,665	11	–	48,676
Notes in circulation	1,198	–	–	1,198
Debt securities in issue	117,369	(116)	–	117,253
Liabilities arising from insurance contracts and participating investment contracts	82,953	–	–	82,953
Liabilities arising from non-participating investment contracts	54,372	–	–	54,372
Unallocated surplus within insurance businesses	267	–	–	267
Other liabilities	33,941	12,852	–	46,793
Retirement benefit obligations	300	–	1,605	1,905
Current tax liabilities	138	–	–	138
Deferred tax liabilities	327	–	–	327
Other provisions	3,961	–	–	3,961
Subordinated liabilities	34,092	–	–	34,092
Total liabilities	879,868	10,167	1,605	891,640

Equity
Share capital	7,042	–	–	7,042
Share premium account	16,872	–	–	16,872
Other reserves	12,902	–	–	12,902
Retained profits	7,183	–	(2,103)	5,080
Shareholders’ equity	43,999	–	(2,103)	41,896
Non-controlling interests	685	–	–	685
Total equity	44,684	–	(2,103)	42,581
Total equity and liabilities	924,552	10,167	(498)	934,221

LLOYDS BANKING GROUP PLC

26.	Restatement of prior period information (continued)

Equity at 1 January 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m

Share capital	6,881	–	–	6,881
Share premium account	16,541	–	–	16,541
Other reserves	13,818	–	–	13,818
Retained profits	8,680	–	(414)	8,266
Shareholders’ equity	45,920	–	(414)	45,506
Non-controlling interests	674	–	–	674
Total equity	46,594	–	(414)	46,180

LLOYDS BANKING GROUP PLC

27.	Future accounting developments

The following pronouncements may have a significant effect on the Group’s financial statements but are not applicable for the year ending 31 December 2013 and have not been applied in preparing these condensed consolidated half-year financial statements.  Save as disclosed below, the full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date
Amendments to IAS 32 Financial Instruments: Presentation – ‘Offsetting Financial Assets and Financial Liabilities’
Provides additional application guidance to address inconsistencies identified in applying the offsetting criteria used in the standard.  Some gross settlement systems may qualify for offsetting where they exhibit certain characteristics akin to net settlement.
Annual periods beginning on or after 1 January 2014.
IFRS 9 Financial Instruments1
Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification, measurement and derecognition of financial assets and liabilities.  IFRS 9 requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments and eliminates the available-for-sale financial asset and held-to-maturity investment categories in IAS 39.  The requirements for derecognition are broadly unchanged from IAS 39.  The standard also retains most of the IAS 39 requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value change attributable to the entity’s own credit risk is recorded in other comprehensive income.
Annual periods beginning on or after 1 January 2015.

1
As at 31 July 2013, this pronouncement is awaiting EU endorsement.  IFRS 9 is the initial stage of the project to replace IAS 39.  Future stages are expected to result in amendments to IFRS 9 to deal with changes to the impairment of financial assets measured at amortised cost and hedge accounting, as well as a reconsideration of classification and measurement.  Until all stages of the replacement project are complete, it is not possible to determine the overall impact on the financial statements of the replacement of IAS 39.

LLOYDS BANKING GROUP PLC

28.	Condensed consolidating financial information

Lloyds TSB Bank plc (LTSB Bank) is a wholly owned subsidiary of the Company and intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 filed with the SEC by the Company.  This will be accompanied by a full and unconditional guarantee by the Company.

LTSB Bank intends to utilise an exception provided in Rule 3-10 of Regulation S-X which allows it to not file its financial statements with the SEC.  In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•	The Company on a stand-alone basis as guarantor;

•	LTSB Bank on a stand-alone basis as issuer;

•	Non-guarantor subsidiaries of the Company and non-guarantor subsidiaries of LTSB Bank on a combined basis (Subsidiaries);

•	Consolidation adjustments; and

•	Lloyds Banking Group’s consolidated amounts (the Group).

Under IAS 27, the Company and LTSB Bank account for investments in their subsidiary undertakings at cost less impairment.  Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the result for the period of the Company and LTSB Bank in the information below by £2,211 million and £(2,960) million, respectively, for the half-year to 30 June 2013; £(392) million and £(1,056) million for the half-year to 30 June 2012; and £(811) million and £(177) million for the half-year to 31 December 2012.  The net assets of the Company and LTSB Bank in the information below would also be increased by £5,685 million and £4,532 million, respectively, at 30 June 2013; and £6,189 million and £7,926 million at 31 December 2012.

Income statements

For the half-year ended 30 June 2013	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	40	1,308	2,404	(482)	3,270
Other income	(910)	7,394	18,253	(5,935)	18,802
Total income	(870)	8,702	20,657	(6,417)	22,072
Insurance claims	–	–	(11,687)	–	(11,687)
Total income, net of insurance claims	(870)	8,702	8,970	(6,417)	10,385
Operating expenses	(5)	(3,581)	(3,234)	252	(6,568)
Trading surplus	(875)	5,121	5,736	(6,165)	3,817
Impairment	–	(292)	(1,777)	386	(1,683)
(Loss) profit before tax	(875)	4,829	3,959	(5,779)	2,134
Taxation	224	61	(792)	(49)	(556)
(Loss) profit for the period	(651)	4,890	3,167	(5,828)	1,578

LLOYDS BANKING GROUP PLC

28.         Condensed consolidating financial information (continued)

Income statements (continued)

For the half-year ended 30 June 20121	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(73)	1,186	3,723	(572)	4,264
Other income	(307)	1,521	10,710	68	11,992
Total income	(380)	2,707	14,433	(504)	16,256
Insurance claims	–	–	(7,288)	–	(7,288)
Total income, net of insurance claims	(380)	2,707	7,145	(504)	8,968
Operating expenses	(16)	(3,809)	(3,124)	253	(6,696)
Trading surplus	(396)	(1,102)	4,021	(251)	2,272
Impairment	–	(761)	(2,397)	430	(2,728)
(Loss) profit before tax	(396)	(1,863)	1,624	179	(456)
Taxation	112	221	(524)	(15)	(206)
(Loss) profit for the period	(284)	(1,642)	1,100	164	(662)

For the half-year ended 31 December 20121	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(61)	1,165	2,516	(166)	3,454
Other income	389	4,020	16,931	(2,137)	19,203
Total income	328	5,185	19,447	(2,303)	22,657
Insurance claims	–	–	(11,112)	4	(11,108)
Total income, net of insurance claims	328	5,185	8,335	(2,299)	11,549
Operating expenses	(191)	(5,231)	(4,125)	269	(9,278)
Trading surplus	137	(46)	4,210	(2,030)	2,271
Impairment	–	(822)	(2,129)	530	(2,421)
Profit (loss) before tax	137	(868)	2,081	(1,500)	(150)
Taxation	(77)	323	(806)	(15)	(575)
Profit (loss) for the period	60	(545)	1,275	(1,515)	(725)

1	Restated – see note 1.

LLOYDS BANKING GROUP PLC

28.         Condensed consolidating financial information (continued)

Balance sheets

At 30 June 2013	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	53,014	7,541	–	60,555
Items in course of collection from banks	–	844	737	–	1,581
Trading and other financial assets at fair value through profit or loss	–	12,546	129,470	(1,358)	140,658
Derivative financial instruments	1,581	28,075	29,040	(15,256)	43,440
Loans and receivables:
Loans and advances to banks	–	198,370	275,647	(441,424)	32,593
Loans and advances to customers	5,898	227,368	330,627	(58,109)	505,784
Debt securities	–	150	10,028	(8,488)	1,690
	5,898	425,888	616,302	(508,021)	540,067
Available-for-sale financial assets	3,118	37,103	12,688	(16,414)	36,495
Investment properties	–	–	4,638	–	4,638
Goodwill	–	–	2,400	(384)	2,016
Value of in-force business	–	–	5,716	413	6,129
Other intangible assets	–	474	247	1,668	2,389
Tangible fixed assets	–	2,357	5,144	52	7,553
Current tax recoverable	–	1,426	–	(1,076)	350
Deferred tax assets	2	4,143	2,491	(1,538)	5,098
Retirement benefit assets	–	–	784	75	859
Investment in subsidiary undertakings	40,534	40,332	–	(80,866)	–
Other assets	1,122	4,707	20,180	(1,058)	24,951
Total assets	52,255	610,909	837,378	(623,763)	876,779

LLOYDS BANKING GROUP PLC

28.         Condensed consolidating financial information (continued)

Balance sheets (continued)

At 30 June 2013	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities

Liabilities
Deposits from banks	–	221,700	237,008	(444,482)	14,226
Customer deposits	11,755	215,519	261,540	(55,255)	433,559
Items in course of transmission to banks	–	723	577	–	1,300
Trading and other financial liabilities at fair value through profit or loss	–	12,658	28,060	(45)	40,673
Derivative financial instruments	–	26,732	25,159	(15,290)	36,601
Notes in circulation	–	–	1,354	–	1,354
Debt securities in issue	581	56,727	59,206	(10,167)	106,347
Liabilities arising from insurance contracts and participating investment contracts	–	–	84,658	(23)	84,635
Liabilities arising from non-participating investment contracts	–	–	27,298	–	27,298
Unallocated surplus within insurance businesses	–	–	327	–	327
Other liabilities	73	8,388	40,660	(931)	48,190
Retirement benefit obligations	–	229	502	49	780
Current tax liabilities	4	10	905	(773)	146
Deferred tax liabilities	–	–	316	–	316
Other provisions	–	1,630	1,325	150	3,105
Subordinated liabilities	2,163	23,305	27,650	(18,883)	34,235
Total liabilities	14,576	567,621	796,545	(545,650)	833,092

Equity
Shareholders’ equity	37,679	43,288	40,510	(78,113)	43,364
Non-controlling interests	–	–	323	–	323
Total equity	37,679	43,288	40,833	(78,113)	43,687

Total equity and liabilities	52,255	610,909	837,378	(623,763)	876,779

LLOYDS BANKING GROUP PLC

28.         Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 20121	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	74,078	6,220	–	80,298
Items in course of collection from banks	–	806	450	–	1,256
Trading and other financial assets at fair value through profit or loss	–	6,462	154,944	(786)	160,620
Derivative financial instruments	1,693	32,247	37,705	(15,088)	56,557
Loans and receivables:
Loans and advances to banks	–	188,216	255,075	(410,534)	32,757
Loans and advances to customers	7,418	240,546	345,347	(76,086)	517,225
Debt securities	–	492	25,455	(20,674)	5,273
	7,418	429,254	625,877	(507,294)	555,255
Available-for-sale financial assets	3,083	31,092	17,898	(20,699)	31,374
Investment properties	–	–	5,405	–	5,405
Goodwill	–	–	2,874	(858)	2,016
Value of in-force business	–	–	5,654	1,146	6,800
Other intangible assets	–	411	272	2,109	2,792
Tangible fixed assets	–	2,186	5,098	58	7,342
Current tax recoverable	–	1,102	718	(1,466)	354
Deferred tax assets	9	4,188	4,172	(3,456)	4,913
Retirement benefit assets	–	3	474	264	741
Investment in subsidiary undertakings	40,534	39,958	–	(80,492)	–
Other assets	974	1,547	17,304	(1,327)	18,498
Total assets	53,711	623,334	885,065	(627,889)	934,221

1	Restated – see note 1.

LLOYDS BANKING GROUP PLC

28.         Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 20121	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities

Liabilities
Deposits from banks	–	214,725	252,545	(428,865)	38,405
Customer deposits	10,630	231,773	243,785	(59,276)	426,912
Items in course of transmission to banks	–	445	551	–	996
Trading and other financial liabilities at fair value through profit or loss	–	10,841	22,551	–	33,392
Derivative financial instruments	–	30,616	33,064	(15,004)	48,676
Notes in circulation	–	–	1,198	–	1,198
Debt securities in issue	545	61,494	75,282	(20,068)	117,253
Liabilities arising from insurance contracts and participating investment contracts	–	–	82,972	(19)	82,953
Liabilities arising from non-participating investment contracts	–	–	54,372	–	54,372
Unallocated surplus within insurance businesses	–	–	267	–	267
Other liabilities	111	4,524	44,254	(2,096)	46,793
Retirement benefit obligations	–	1,121	638	146	1,905
Current tax liabilities	266	10	1,419	(1,557)	138
Deferred tax liabilities	–	–	1,903	(1,576)	327
Other provisions	–	2,371	1,581	9	3,961
Subordinated liabilities	4,349	26,249	26,871	(23,377)	34,092
Total liabilities	15,901	584,169	843,253	(551,683)	891,640

Equity
Shareholders’ equity	37,810	39,165	41,127	(76,206)	41,896
Non-controlling interests	–	–	685	–	685
Total equity	37,810	39,165	41,812	(76,206)	42,851

Total equity and liabilities	53,711	623,334	885,065	(627,889)	934,221

1	Restated – see note 1.

LLOYDS BANKING GROUP PLC

28.         Condensed consolidating financial information (continued)

Cash flow statements

For the half-year ended 30 June 2013	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	518	(4,526)	(13,863)	550	(17,321)

Purchase of financial assets	–	(23,929)	(1,847)	–	(25,776)
Proceeds from sale and maturity of financial assets	–	16,220	8,057	(4,630)	19,647
Purchase of fixed assets	–	(481)	(1,371)	–	(1,852)
Proceeds from sale of fixed assets	–	30	1,414	–	1,444
Additional capital injections to subsidiaries	–	(607)	–	607	–
Capital lending to LTSB Bank	(143)	–	–	143	–
Capital repayments by LTSB Bank	150	–	–	(150)	–
Acquisition of businesses, net of cash disposed	–	(180)	(2)	180	(2)
Disposal of businesses, net of cash disposed	–	–	(406)	(180)	(586)
Net cash provided by investing activities	7	(8,947)	5,845	(4,030)	(7,125)

Dividends paid to non-controlling interests	–	–	(25)	–	(25)
Interest paid on subordinated liabilities	(147)	(939)	(846)	664	(1,268)
Proceeds from issue of subordinated liabilities	–	–	1,500	–	1,500
Proceeds from issue of ordinary shares	350	–	–	–	350
Repayment of subordinated liabilities	(2,365)	(3,558)	(951)	5,053	(1,821)
Capital contribution received	–	–	607	(607)	–
Capital lending from the Company	–	143	–	(143)	–
Capital repayments to the Company	–	(150)	–	150	–
Change in non-controlling interests	–	–	2	–	2
Net cash (used in) provided by financing activities	(2,162)	(4,504)	287	5,117	(1,262)
Effects of exchange rate changes on cash and cash equivalents	–	(12)	–	–	(12)
Change in cash and cash equivalents	(1,637)	(17,989)	(7,731)	1,637	(25,720)
Cash and cash equivalents at beginning of period	2,231	75,072	25,986	(2,231)	101,058
Cash and cash equivalents at end of period	594	57,083	18,255	(594)	75,338

LLOYDS BANKING GROUP PLC

28.         Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 30 June 20121	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	1,362	27,552	5,367	(11,858)	22,423

Purchase of financial assets	–	(9,963)	(12,449)	10,128	(12,284)
Proceeds from sale and maturity of financial assets	–	6,390	7,848	–	14,238
Purchase of fixed assets	–	(339)	(1,077)	–	(1,416)
Proceeds from sale of fixed assets	–	9	1,013	–	1,022
Acquisition of businesses, net of cash disposed	–	–	(20)	10	(10)
Disposal of businesses, net of cash disposed	–	10	5	(10)	5
Net cash provided by investing activities	–	(3,893)	(4,680)	10,128	1,555

Dividends paid to non-controlling interests	–	–	(23)	–	(23)
Interest paid on subordinated liabilities	(131)	(216)	(870)	329	(888)
Proceeds from issue of ordinary shares	170	–	–	–	170
Repayment of subordinated liabilities	–	–	(15)	–	(15)
Change in non-controlling interests	–	–	7	–	7
Net cash (used in) provided by financing activities	39	(216)	(901)	329	(749)
Effects of exchange rate changes on cash and cash equivalents	–	(9)	(1)	–	(10)
Change in cash and cash equivalents	1,401	23,434	(215)	(1,401)	23,219
Cash and cash equivalents at beginning of period	1,105	58,949	26,940	(1,105)	85,889
Cash and cash equivalents at end of period	2,506	82,383	26,725	(2,506)	109,108

1	Restated – see note 1.

LLOYDS BANKING GROUP PLC

28.         Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 31 December 20121	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	(322)	(18,730)	643	(965)	(19,374)

Purchase of financial assets	–	(8,862)	(1,542)	638	(9,766)
Proceeds from sale and maturity of financial assets	–	22,100	1,638	(312)	23,426
Purchase of fixed assets	–	(703)	(884)	–	(1,587)
Proceeds from sale of fixed assets	–	6	1,567	–	1,573
Additional capital injections to subsidiaries	–	(37)	–	37	–
Capital repayments by subsidiaries	209	–	–	(209)	–
Acquisition of businesses, net of cash acquired	–	–	(351)	350	(1)
Disposal of businesses, net of cash disposed	–	352	32	(352)	32
Net cash (used in) provided by investing activities	209	12,856	460	152	13,677

Dividends paid to non-controlling interests	–	–	(33)	–	(33)
Interest paid on subordinated liabilities	(162)	(1,226)	(1,017)	716	(1,689)
Repayment of subordinated liabilities	–	(215)	(634)	200	(649)
Capital contribution received	–	–	37	(37)	–
Capital repayments to the Company	–	–	(209)	209	–
Change in non-controlling interests	–	–	16	–	16
Net cash provided by (used in) financing activities	(162)	(1,441)	(1,840)	1,088	(2,355)
Effects of exchange rate changes on cash and cash equivalents	–	4	(2)	–	2
Change in cash and cash equivalents	(275)	(7,311)	(739)	275	(8,050)
Cash and cash equivalents at beginning of period	2,506	82,383	26,725	(2,506)	109,108
Cash and cash equivalents at end of period	2,231	75,072	25,986	(2,231)	101,058

1	Restated – see note 1.

LLOYDS BANKING GROUP PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Group Finance Director

Dated:	2 August 2013